RIOCAN REAL ESTATE INVESTMENT TRUST

RENEWAL ANNUAL INFORMATION FORM

March 16, 2007

TABLE OF CONTENTS

GLOSSARY

Unless the context indicates otherwise, all references to the "Trust" or "RioCan" refer to RioCan Real Estate Investment Trust, and all references to "we", "our" and "us" refers to RioCan Real Estate Investment Trust and its consolidated subsidiaries.

Unless otherwise defined in this annual information form, the following capitalized terms have the meanings set out below.

"1993 Restructuring"	The restructuring of the Trust that was effective as of November 30, 1993, pursuant to which, among other things, the Trust was restructured from an open-end mutual fund trust to a closed-end investment trust;
"1995 Restructuring"	The restructuring of the Trust effective as of July 1, 1995 as described under "The Trust" pursuant to which, among other things, the Trust became internally managed by officers and employees engaged by the Trust rather than by an external asset management company;
"1997 Meeting"	The 1997 annual and special meeting of Unitholders held on June 2, 1997;
"1999 Meeting"	The 1999 annual and special meeting of Unitholders held on May 31, 1999;
"2001 Meeting"	The 2001 annual and special meeting of Unitholders held on May 31, 2001;
"2004 Meeting"	The 2004 annual and special meeting of Unitholders held on June 2, 2004;
"2005 Meeting"	The 2005 annual and special meeting of Unitholders held on May 11, 2005;
"2007 Meeting"	The 2007 annual and special meeting of Unitholders to be held on May 15, 2007;
"Adjusted Unitholders' Equity"	The aggregate amount of Unitholders' equity of the Trust and the amount of accumulated amortization of income properties recorded in the books and records of the Trust, calculated in accordance with Canadian generally accepted accounting principles;
"Aggregate Assets"	The total assets of the Trust plus accumulated amortization of income properties (including accumulated amortization of buildings, tangible leasing costs and intangible assets) as recorded in the books and records of the Trust in respect of its properties, calculated in accordance with generally accepted accounting principles;
"Board of Trustees"	The board of trustees of the Trust constituted pursuant to the Declaration of Trust and described under "Trustees and Officers - Board of Trustees";

"Declaration of Trust"	The declaration of trust of the Trust most recently amended and restated as of May 11, 2005;
"Management Agreement"	The management agreement between the Trust and Counsel Management Services Inc., pursuant to which Counsel Management Services Inc. provided asset management services to the Trust prior to the 1995 Restructuring and which agreement was terminated as of July 1, 1995;
"Mortgages"	Mortgages, charges, hypothecs, bonds, debentures, notes or other evidence of indebtedness directly or indirectly secured by real property;
"persons"	Individuals, corporations, limited partnerships, general partnerships, joint stock companies, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities and governments and agencies and political subdivisions thereof;
"Rights Plan"	The Unitholder rights plan as evidenced by the Rights Agreement and described under "Unitholder Rights Plan";
"real property"	Property which, in law, is real property and includes, whether or not the same would in law be real property, leaseholds, mortgages, undivided joint interests in real property (whether by way of tenancy-in-common, joint tenancy, co-ownership, joint venture or otherwise) and securities of persons whose assets consist primarily of real property and/or investments, direct or indirect, in real property;
"Specified Convertible Debt Instruments"	Convertible debt instruments issued by the Trust which allow the Trust to issue Units in satisfaction of the principal amount of such debt instruments, such that the Trust would not be required to pay such indebtedness in cash unless it is determined by the Trustees that repayment is preferable to issuing Units;
"Tax Act"	Collectively, the *Income Tax Act* (Canada) and the Regulations thereunder, each as amended;
"Trust"	RioCan Real Estate Investment Trust;
"Trustees"	Collectively, the members of the Board of Trustees;
"Units"	Units of the Trust; and
"Unitholder"	A holder of Units.

RIOCAN REAL ESTATE INVESTMENT TRUST

ANNUAL INFORMATION FORM

THE TRUST

Constating Documents and General Development of the Trust

RioCan Real Estate Investment Trust is an unincorporated "closed-end" trust constituted in accordance with the laws of the Province of Ontario, pursuant to the Declaration of Trust. Prior to November 30, 1993, we operated as a real estate mutual fund offering our Units on a continuous basis under the name "Counsel Real Estate Fund". On November 29, 1993, the Unitholders approved the 1993 Restructuring pursuant to which, among other things, we became a "closed-end" trust. As part of the 1993 Restructuring, we obtained a listing for the Units on the Toronto Stock Exchange and our name was changed to "Counsel Real Estate Investment Trust".

Pursuant to the 1995 Restructuring, we became internally managed by officers and employees engaged by us rather than by an external asset management company. As a result of the 1995 Restructuring: (i) the Management Agreement was terminated; (ii) we directly engaged officers and employees; (iii) the authorized number of members of our advisory committee was increased from five to seven and our advisory committee was reconstituted as the Board of Trustees, collectively serving in replacement for The R-M Trust Company (a predecessor company to CIBC Mellon Trust Company); (iv) our name was changed to "RioCan Real Estate Investment Trust"; and (v) a Unit option plan was created under which options may be granted to our employees (including officers), consultants and Trustees.

Effective as of May 29, 1996, the Unitholders approved two amendments to the Declaration of Trust. The first amendment expanded our permitted investments to enable us to invest in, among other things, equity and debt securities of entities, the assets of which consist primarily of real property and/or investments (direct or indirect) in real property. The second amendment allowed the Trustees to cause us to retain up to 10% of our distributable income (as determined in accordance with the provisions of the Declaration of Trust) in a year, if the Trustees had determined that it is in our best interests to do so, having regard for the potential need for us to maintain a reserve to fund certain ongoing capital costs, including recurring mortgage principal repayments and tenant leasing costs.

At the 1997 Meeting, the Unitholders approved further amendments to the Declaration of Trust, including a clarification of the meaning of the term "indebtedness" for certain purposes in the Declaration of Trust. In accordance with this amendment, Specified Convertible Debt Instruments would not be considered to be indebtedness for the purposes of the 50% limit on indebtedness under the Declaration of Trust. As a result of this amendment, the Declaration of Trust provided for two levels of limitations on indebtedness. The first was a general limitation on indebtedness, excluding Specified Convertible Debt Instruments, to 50% of Aggregate Assets. The second limitation was that the combination of the dollar amount of indebtedness other than Specified Convertible Debt Instruments and the principal amount of Specified Convertible Debt Instruments, taken together, could not exceed 65% of Aggregate Assets. For purposes of this calculation, the full principal amount of the indebtedness under Specified Convertible Debt Instruments was considered indebtedness, notwithstanding the presentation of such securities in our financial statements in accordance with Canadian generally accepted accounting principles. As described below, the Declaration of Trust was amended in 2001 to eliminate the two levels of limitations on indebtedness.

The amendment and restatement of the Declaration of Trust as of December 3, 1997 resulted in the insertion of provisions to restrict the ability of non-residents of Canada to acquire, in the aggregate,

50% or more of the outstanding Units. These restrictions were inserted in order to address similar restrictions applicable to us in the Tax Act.

On May 31, 1999, we completed the acquisition of RealFund REIT ("**RealFund**"), at that time Canada's fifth largest real estate investment trust. RealFund owned 43 income-producing properties comprising approximately 4.9 million square-feet. The total cost of the acquisition was approximately $814 million. The purchase price was satisfied by the issuance of 1.45 Units for each RealFund unit and the assumption of liabilities of $379 million.

At the 1999 Meeting, the Unitholders approved further amendments to the Declaration of Trust, including amendments which authorized us to: (i) issue Units on an instalment receipt basis (if deemed desirable to do so); (ii) create one or more additional classes of Units for the purposes of acquisitions or financings by us provided that the terms and conditions of any such Units are not more favourable than the rights, terms and conditions of the existing Units; and (iii) permit us to provide third party guarantees in circumstances where the granting of such guarantees is necessary or desirable in order to further initiatives that are permitted under the Declaration of Trust.

On December 8, 2000, we announced our intention to internalize the property management functions for our properties. We had previously internalized certain functions including leasing, construction management and lease administration. Under this initiative, the day to day management of our portfolio, including the physical maintenance of our properties, the collection of all rents and all accounting related functions is carried out through RioCan Property Services Trust, a wholly-owned trust constituted in accordance with the laws of the Province of Ontario, of which we are the sole unitholder.

At the 2001 Meeting, the Unitholders approved two further amendments to the Declaration of Trust. The first amendment eliminated the two levels of limitations on indebtedness adopted at the 1997 Meeting (such that the concept of Specified Convertible Debt Instruments is no longer included) and replaced them with a single limit on indebtedness of 60% of Aggregate Assets. Notwithstanding this amendment, the Trustees had adopted a policy to limit our indebtedness to 55% of Aggregate Assets, but retain the ability to increase the indebtedness to the 60% threshold. Subsequently, the Trustees changed the policy so as to permit the Trust to move closer to the 60% threshold approved by Unitholders. This change in policy was deemed appropriate because, among other reasons, there is a material difference between the book value of Aggregate Assets and that of market values. The fact that leverage limits are measured against book values makes our cost of capital higher than necessary. Further to this change in policy, in 2005 we eliminated four series of outstanding debentures that contained negative covenant patterns that effectively limited our ability to incur indebtedness to an amount equal to 55% of the book value of Aggregate Assets. On March 1, 2005 we announced the redemption of one such series to be completed on March 31, 2005. On March 11, 2005 we completed the redemption of two other such series. The last series matured at the end of April, permitting us to raise leverage limits closer to 60%. Under the second amendment, the calculation of our income for the purposes of determining the minimum amounts required to be distributed to Unitholders was amended such that it no longer includes gains resulting from the sale of real estate assets, other than properties held for resale.

At the 2004 Meeting, the Unitholders approved a series of amendments to the Declaration of Trust. These amendments, each of which is summarized below, served to update the Declaration of Trust's Investment Restrictions and enhance the Trust's ability to compete in its market.

- *Qualification of Units* – A restriction was added to prohibit the Trust from making investments that would result in Units of the Trust not being units of a "mutual fund trust" for the purposes of the *Income Tax Act* (Canada).

- *Joint Ventures* – A restriction was revised to allow the Trust to invest or acquire interests in joint ventures on terms that, in the opinion of management, are commercially reasonable including, without limitation, such terms and conditions relating to restrictions on transfer and the acquisition and sale of the Trust's and any joint venturer's interest in the joint venture management, provisions to provide liquidity to the Trust, to limit the liability of the Trust to third parties and to provide for the participation of the Trust in the management of joint venture arrangements.

- *Investment in Securities* – A restriction was revised to permit the Trust to invest in all government securities and all money market securities so long as they are securities of, or guaranteed by a Schedule 1 Canadian bank, and to clarify that deposits with a Canadian bank or trust company are allowed, in addition to any other type of investment permitted under the terms of the Declaration of Trust.

- *Ancillary Activities* – A restriction was revised to permit the Trust to acquire and hold interests in businesses which principally involve the ownership, maintenance, improvement, leasing or management of income-producing real property.

- *Futures Contracts* – A restriction prohibiting the Trust from trading futures contracts otherwise than for hedging purposes was deleted in order to permit the Trust to enter into certain types of financing arrangements to mitigate interest rate, currency or other risks relating to the real estate activities of the Trust.

- *Limitation of Liability* - A restriction was amended to allow management to determine which obligations of the Unitholders of the Trust are of such materiality as to require provisions to the effect that the obligations being created are not personally binding on the Trustees or Unitholders.

- *Leases* – A restriction on the Trust's ability to enter into leases and subleases with any person where that person would be leasing property having a fair market value net of encumbrances in excess of 20% of Adjusted Unitholder Equity was revised so as to replace this measure with the relative gross leaseable area leased by that person compared to the aggregate gross leaseable area of the Trust's entire portfolio, which the Trustees believe is a more objective measure. The above restriction was further revised to allow the Trust to enter into leases and subleases where the lessee or sublessee or the lease or sublease is guaranteed by, among others, a Canadian chartered bank or a trust company or insurance company registered or licensed federally or under the laws of a province of Canada, or any corporation of which any of the bonds, debentures or other evidence of indebtedness of or guaranteed by which, have received and continue to hold an investment grade rating at the time the leasing arrangements are entered into.

- *Investments in Mortgages* – The restriction on the Trust's ability to invest only in mortgages with an amortization period of 30 years or less was removed.

- *Computation of Income* - The "Computation of Income" portion of the Declaration of Trust was revised to include a definition of "Distributable Income" and to provide for its calculation on a consolidated basis, based on net income of the Trust computed in accordance with the Canadian generally accepted accounting principles.

At the 2005 Meeting, the Unitholders approved an amendment to the Declaration of Trust so as to permit the Trustees, where they determine it appropriate to do so in any year, to cause the Trust to

retain up to 20% of its distributable income (determined in accordance with the terms of the Declaration of Trust) from the distributions paid to Unitholders.

At the 2007 Meeting, the Board of Trustees will recommend that Unitholders approve an amendment to the Declaration of Trust so as to eliminate any reference to distributable income and allow the Trustees to establish cash distributions by applying their judgment to forward-looking cash flow information, including forecasts and budgets. Page 9 of our management information circular dated March 19, 2007 for use in connection with the 2007 Meeting, which is available on SEDAR at www.sedar.com, sets forth the proposed amendments to the Trust's Declaration of Trust and distribution policy and is incorporated by reference herein.

On August 27, 2001, we executed a letter of intent with Kimco Realty Corp. ("**Kimco**"). Kimco (NYSE:KIM) is an owner and operator of neighbourhood and community shopping centres in the United States, owning interests in over 1,337 properties aggregating approximately 174.4 million square-feet of leasable space in 45 states, Canada, Mexico and Puerto Rico. Pursuant to the subsequently entered into agreements, we and Kimco agreed (i) on the terms of an offering of special warrants, (ii) to each commit Cdn$50 million on a joint venture basis for property acquisitions and development projects in Canada, and (iii) to form a strategic alliance to offer tenants a North American solution to their location needs as well as achieve benefits from ancillary revenue opportunities to be applied to our combined portfolio. On January 21, 2002, we and Kimco announced an agreement to expand this joint venture through the commitment by each of us of a further Cdn$100 million. On September 9, 2002 we and Kimco announced a further agreement to each invest up to an extra Cdn$100 million (bringing the total to Cdn$500 million). This commitment expired on January 18, 2003. As at the date of this annual information form, we and Kimco hold 35 properties totalling approximately 8 million square-feet on a joint venture basis. We provide the property management and leasing services for all the properties that are owned by the joint venture. Kimco has the right to terminate the management agreements pursuant to which we provide such services if both Mr. Edward Sonshine and Mr. Frederic Waks cease to act as President and Senior Vice President of the Trust, respectively. Pursuant to the terms of the agreements described above, we agreed to provide Kimco with an exclusive right of first refusal to provide 50% of the funding for development and acquisition opportunities in Canada being undertaken by us. This exclusive right of first refusal expired on January 18, 2003. RioCan provides guarantees in favour of third parties, primarily on behalf of partners and co-owners for their share of mortgage indebtedness. As at December 31, 2006 guarantees in the aggregate amount of approximately $309.6 million were provided by us on behalf of Kimco for properties held in this joint venture for which we receive market-based fees.

On August 21, 2003, we announced the formation of the RioCan Retail Value Limited Partnership (the "**Partnership**") with the Ontario Municipal Employees Retirement System and the Teachers Insurance and Annuity Association – College Retirement Equities Fund ("**TIAA-CREF**"). The business of the Partnership has been to acquire under-performing shopping centres in Canada that have the potential for significant value-added, redevelopment or repositioning opportunities and then to dispose of these assets over a period of years. We use our expertise in redevelopment and leasing to improve the cash flow quality and liquidity of properties acquired. The partners committed to invest $200 million (of which our share is up to $30 million). On September 29, 2005, we announced that the Trust had committed the full capital resources of the Partnership. While our core investment strategy is to focus on stabilized, low-risk retail properties, there are acquisition opportunities where value-added potential exists that are not suitable for us as a sole investor. The Partnership provides us with a vehicle that enables us to benefit as a minority investor in pursuing these opportunities and to earn asset management, property management, development and leasing fees in addition to incentive compensation for out-performance by the Partnership. In the event that the services of both Mr. Edward Sonshine and Mr. Frederic Waks are no longer available to the Partnership or to the Trust, the Ontario Municipal Employees Retirement System and TIAA-CREF have the right, acting jointly, to initiate the disposition and liquidation of the assets of the Partnership.

On October 6, 2004, we announced the formation of a joint venture with the Canada Pension Plan Investment Board ("**CPP Investment Board**") to acquire premier regional power centres in Canada on a 50/50 basis with the intention that properties acquired through this joint venture remain core, long-term holdings for both us and CPP Investment Board. We provide property management, asset management, leasing, development and construction management services for the centres acquired with the CPP Investment Board. On May 1, 2006, we entered into a firm agreement with the CPP Investment Board to sell, on a forward sale basis, a 50% interest in each of RioCan Centre Burloak, located in Oakville, Ontario and RioCan Meadows, located in Edmonton, Alberta. Along with Trinity Development Group Inc. ("**Trinity**") we have agreed to sell a 50% interest in RioCan Beacon Hill, located in Calgary, Alberta. On September 29, 2006, we completed the sale of a 22.5% interest in RioCan Beacon Hill. On November 1, 2006 we completed the sale of a 50% interest in RioCan Meadows and on December 15, 2006 we completed the sale of a 50% interest in RioCan Centre Burloak. Following these initial closings, RioCan is entitled to receive additional purchase price consideration as leasing and development thresholds are met.

On February 13, 2006, we announced the formation of RioCan Retail Value Limited Partnership II ("**RRVLP II**") with TIAA-CREF to invest in assets with a predominantly retail component and undertake value-added activities to increase the operating income of such assets and then dispose of these assets over a period of five years. Such value-added activities may include: remerchandising the asset to enhance the overall tenant mix; realizing on expansion or redevelopment opportunities; solidifying the income from the existing tenant base; extending the terms of the existing tenant base; and increasing the proportion of national and anchor tenants. The partners had agreed that in the event that Mr. Edward Sonshine and Mr. Frederic Waks or Mr. Edward Sonshine and Ms. Katherine Ritcey are not sufficiently available to perform services under the venture's property and asset management agreements, then TIAA-CREF can choose to cease the acquisition of future properties and/or dispose of the assets of RRVLP II. The Trust and TIAA-CREF have committed to invest a total of $150 million which, when taken together with third-party debt, will enable the joint venture to invest approximately $500 million in targeted investments. Since forming this joint venture, competition for this type of retail real estate product has further intensified. As a result, we have come to an agreement with TIAA-CREF to suspend our obligations to each other relating to this co-ownership until September 2007, at which time we will reassess this decision.

Our operations, including the management of our investments, are subject to the control and direction of the Trustees. The Trustees have powers and responsibilities analogous to those applicable to boards of directors of corporations.

Our principal office is at The Exchange Tower, Suite 700, 130 King Street West, Toronto, Ontario, M5X 1E2. As at February 28, 2007, we had 695 employees.

We are not a mutual fund and are not subject to the requirements of Canadian mutual fund policies and regulations under Canadian securities legislation.

We are not a trust company, and, accordingly, are not registered under the *Trust and Loan Companies Act* (Canada) or the trust company legislation of any province as we do not carry on, nor intend to carry on, the business of a trust company.

BUSINESS OF THE TRUST

Our purpose is to deliver to our unitholders stable and reliable cash distributions that will increase over the long term. We do so by following a strategy of owning, developing and operating retail real estate, as well as mixed use real estate with a significant retail component.

Based on Statistics Canada 2001 Census reports, approximately 45% of the population resides, and 65% of Canada's population growth is occurring, in six high population growth markets ("high growth markets"), including and surrounding: Calgary, Alberta; Edmonton, Alberta; Montreal, Quebec; Ottawa, Ontario; Toronto, Ontario; and Vancouver, British Columbia. As growth in population dictates growth in retail sales, which in turn results in more demand for space and higher rents, increasingly our focus is to own properties mainly in those high growth markets having in excess of one million people. Shopping centres located in high growth markets also offer more opportunities for extracting value, for example, by rezoning sites for even higher and better uses. RioCan also owns properties in strong secondary markets where our goal is to own the dominant unenclosed centre(s) in those markets. Examples are Kingston, Ontario and Quebec City, Quebec. However, the above focus will not preclude our acquisition of stable and low risk retail properties outside high population growth areas.

RioCan is also prepared to apply its high growth markets strategy to the United States, should the right opportunities arise. The specific retail assets in which we currently invest are:

- New format retail centres

New format retail centres are large aggregations of dominant retailers grouped together at high traffic and easily accessible locations. These unenclosed campus-style centres are generally anchored by supermarkets and junior department stores and may include entertainment (movie theatres, large-format bookstores and restaurants) and fashion components.

- Neighbourhood convenience unenclosed centres

Neighbourhood convenience unenclosed centres are generally supermarket and/or junior department store anchored shopping centres, typically comprising between 60,000 to 250,000 square feet of leasable area. Other convenience-oriented tenants generally include drug stores, restaurants and other service providers.

- Urban retail properties

Urban retail properties are high-quality, innovative multi-level format retail centres, typically comprising 100,000 to 250,000 square feet, located in major urban markets. The centres are situated in high-density locations and may sometimes be part of a multi-use complex.

Given that we have a full range of real estate related in-house functional capabilities, we also enhance RDI by leveraging these capabilities through pursuing opportunities where value-added potential exists. Such initiatives would generally encompass the acquisition of properties that would not be core investments for RioCan and undertaking redevelopment and/or repositioning activities with the intention of resale at the completion of the value-added process. Such initiatives may be undertaken on our own or with partners. Programs commenced as part of this strategy include:

- The RioCan Retail Value L.P. and RioCan Retail Value L.P. II, partnerships that acquire properties for purposes of redevelopment or repositioning with the intention of resale; and

- Properties held for resale (acquired or developed both directly and indirectly through our mezzanine lending program).

Properties held for resale are properties acquired or developed where we have no intention of their being owned on a long term basis and plan to dispose of such properties in the ordinary course of

business. We expect to earn a return on these assets through a combination of property operating income earned during the relatively short holding period and sales proceeds.

BORROWING

The Declaration of Trust currently provides that the aggregate of the total indebtedness of the Trust and the amount of additional indebtedness proposed to be assumed is restricted to 60% of Aggregate Assets. As at February 28, 2007, our aggregate amount of indebtedness amounted to approximately 55.2 % of Aggregate Assets.

We may not directly or indirectly guarantee any indebtedness or liabilities of any kind, except: (i) for indebtedness assumed or incurred under a Mortgage on the security of real property by a corporation wholly-owned by us and operated solely for the purpose of holding a particular real property or properties; (ii) for indebtedness assumed or incurred under a Mortgage on the security of real property by a corporation of which we are a shareholder and which is operated solely for the purpose of holding a particular real property or real properties for a joint venture where the limit of the guarantee, as a percentage of such indebtedness, does not exceed the percentage of our interest in the real property or real properties (as applicable), in both instances where such Mortgage, if granted by us directly, would not cause us to contravene the borrowing restrictions described in the preceding paragraph; or (iii) where the granting of such guarantee is necessary or desirable in order to further the initiatives that are permitted under the Declaration of Trust.

INVESTMENT RESTRICTIONS

The Declaration of Trust provides for the following limitations and restrictions on the investments which can be made on our behalf:

(a) The Trust may not make any investment that would result in Units being disqualified for investment by registered retirement savings plans, registered retirement income funds or deferred profit sharing plans or that would result in the Trust paying a tax under the registered investment provisions of the Tax Act imposed for exceeding certain investment limits, or that would result in Units of the Trust not being units of a "mutual fund trust" within the meaning of the Tax Act.

(b) The Trust may not acquire any single investment in real property (in the case of investment in securities of companies, determined on a property by property basis in such company's portfolio) if the cost to the Trust of such acquisition (net of the amount of encumbrances assumed) will exceed 10% of the Adjusted Unitholders' Equity of the Trust or such greater percentage as is permitted from time to time under the Tax Act but in any event not greater than 20% of the Adjusted Unitholders' Equity, provided that the foregoing does not require the Trust to sell any of its real property held on November 30, 1993 which does not comply with the foregoing.

(c) The Trust may, directly or indirectly, invest in a joint venture arrangement for the purposes of owning interests or investments in real property, including the acquisition, holding, maintenance, improvement, leasing or management thereof; provided that such joint venture arrangement contains terms and conditions which, in the opinion of management, are commercially reasonable, including without limitation, such terms and conditions relating to restrictions on transfer and the acquisition and sale of the Trust's and any joint venturer's interest in the joint venture arrangement, provisions to provide liquidity to the Trust, to limit the liability of the Trust to third parties, and provide for the participation of the Trust in the management of the joint venture arrangement. For purposes of this provision, a joint venture arrangement is an arrangement between the

Trust and one or more other persons ("**joint venturers**") pursuant to which the Trust, directly or indirectly, conducts an undertaking for one or more of the purposes set out in the Section titled "Investment Restrictions" and in respect of which the Trust may hold its interest jointly or in common or in another manner with others either directly or through the ownership of securities of a corporation or other entity (a "**joint venture entity**"), including without limitation a general partnership, limited partnership, trust or limited liability company.

(d) Except for temporary investments held in cash, deposits with a Canadian chartered bank or trust company registered under the laws of Canada or a province of Canada, government debt securities or money market instruments of, or guaranteed by, a Schedule 1 Canadian bank and other permitted investments, the Trust may not hold securities of a person other than to the extent that such securities would, for the purpose of the Declaration of Trust, constitute an investment in real property.

(e) Subject to paragraphs (d), (k) and (m), the Trust may only invest, directly or indirectly, in income-producing real property and such other activities incidental thereto including, indirectly, operating businesses:

(i) where revenue will be derived, directly or indirectly, principally from income-producing real property; or

(ii) which principally involves the ownership, maintenance, improvement, leasing or management, directly or indirectly, of income-producing real property (in each case as determined by the Trustees).

(f) The Trust may not invest in rights to or interests in mineral or other natural resources, including oil or gas, except as incidental to an investment in real property.

(g) (i) any written instrument creating an obligation which is or includes the granting by the Trust of a mortgage, and (ii) to the extent management determines to be practicable, any written instrument which is in the judgement of management, a material obligation, shall contain a provision or be subject to an acknowledgement to the effect that the obligation being created is not personally binding upon, and that resort shall not be had to, nor shall recourse or satisfaction be sought from, the private property of any of the Trustees, the Unitholders, annuitants under a plan of which a Unitholder acts as a trustee or carrier or officers, employees or agents of the Trust, but the property of the Trust or a specific portion thereof only shall be bound. The Trust, however, is not required to comply with this requirement in respect of obligations assumed by the Trust upon the acquisition of real property.

(h) The Trust shall not lease or sublease to any person any real property, premises or space where that person and its affiliates would, after the contemplated lease or sublease, be leasing or subleasing real property, premises or space having an aggregate gross leasable area in excess of 20% of the aggregate gross leasable area of all real property held by the Trust.

(i) The Trust shall not enter into any transaction involving the purchase of lands or land and improvements thereon and the leasing thereof back to the vendor where an aggregate gross leasable area of the space being leased to the vendor together with all other space being leased by the Trust to the vendor and its affiliates is in excess of 20% of the aggregate gross leasable area of all real property held by the Trust.

(j) The limitation contained in paragraph (h) shall not apply to the renewal of a lease or sublease and the limitations contained in paragraphs (h) and (i) shall not apply where the person to whom the lease or sublease is made is, or where the lease or sublease is guaranteed by:

(i) the Government of Canada, the Government of the United States, any province or territory of Canada, any state of the United States, any municipality or city in Canada or in the United States, or any agency or crown corporation thereof, or

(ii) any corporation:

(A) the bonds, debentures or other evidences of indebtedness of or guaranteed by which are authorized as an investment for insurance companies pursuant to paragraph 86(1)(k) of the *Canadian and British Insurance Companies Act* in effect on December 31, 1991; or

(B) the preferred shares or common shares of which are authorized as an investment for insurance companies pursuant to paragraphs 86 (l), (m) or (n) of such Act in effect on December 31, 1991; or

(C) of which any of the bonds, debentures or other evidences of indebtedness of, or guaranteed by an issuer, or any of the other securities of an issuer which have received, and continue to hold, an investment grade rating from a recognized credit rating agency,

in each case at the time the lease or sublease is entered into, or at the time other satisfactory leasing or pre-leasing arrangements (as determined by the Trustees in their discretion) were entered into or at the time other satisfactory leasing or pre-leasing arrangements (as determined by the Trustees in their discretion) were entered into; or

(iii) a Canadian chartered bank or a trust company or insurance company registered or licensed federally or under the laws of a province of Canada.

(k) The Trust may invest in a Mortgage only where:

(i) the real property which is security therefor is income-producing real property which otherwise meets the general investment criteria of the Trust;

(ii) the Mortgage is registered on title to the real property which is security therefor; and

(iii) the aggregate value of the investments of the Trust in Mortgages, other than Mortgages taken back by the Trust on the sale of its properties, after giving effect to the proposed investment, will not exceed 30% of the Adjusted Unitholders' Equity of the Trust.

(l) The Trust may not engage in construction or development of real property except to the extent necessary to maintain its real properties in good repair, or to enhance the income-producing ability of properties owned by the Trust.

(m) The Trust may invest an amount (which, in the case of an amount invested to acquire real property, is the purchase price less the amount of any indebtedness assumed or incurred

by the Trust and secured by a Mortgage on such property) up to 15% of the Adjusted Unitholders' Equity of the Trust in investments or transactions which do not comply with paragraphs (c), (d), (e), (h), (i), (k), and (l) above.

(n) Title to each real property shall be held by and registered in the name of the Trust, the Trustees, or in the name of a corporation wholly-owned by the Trust, or in the name of a corporation which is not wholly-owned by the Trust provided that the Trust's ownership interest in such corporation, expressed as percentage of all ownership interests, is at least as great as the Trust's intended indirect ownership interest in the real property of such corporation.

For the purpose of the foregoing restrictions, the assets, liabilities and transactions of a corporation wholly-owned by the Trust are deemed to be those of the Trust.

DESCRIPTION OF UNITS AND DECLARATION OF TRUST

General

The Trust is an unincorporated closed-end trust constituted in accordance with the laws of the Province of Ontario, pursuant to the Declaration of Trust. The Trust qualifies as a unit trust and a mutual fund trust for the purposes of the Tax Act.

The Trust is a registered investment for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans, each as defined under the Tax Act, and, as such, Units are qualified investments for such registered plans. Units are also qualified investments under the Tax Act for such registered plans as a result of the Trust's status as a mutual fund trust for the purposes of the Tax Act.

A closed-end trust that qualifies as a unit trust for the purposes of the Tax Act must generally comply with specific restrictions in respect of the nature and type of investments held by the trust if the trust is to maintain such unit trust status. If a trust ceases to be a unit trust, it will also cease to be a mutual fund trust for the purposes of the Tax Act. The Trust is accorded special status under the Tax Act because the Trust was a unit trust (as that term was defined at that time) throughout a calendar year that ended before 1994, the fair market value of the Trust's property at the end of 1993 was primarily attributable to real property, and the value of the Trust's property currently is primarily attributable to real property. As a result, the Trust is considered a "grandfathered" unit trust and does not have to comply with many restrictions that would otherwise apply to a closed-end unit trust pursuant to the provisions of the Tax Act. These restrictions include, for example, a requirement that at least 80% of a trust's property must consist of certain properties (such as shares, cash, marketable securities and real property situated in Canada or rights or interests to acquire such properties) and a requirement that not more than 10% of a trust's property consist of bonds, securities or shares of any one debtor or corporation. Accordingly, the Trust's "grandfathered" status is beneficial to the Trust as it allows for greater flexibility and opportunities in respect of the investments that can be made and held by the Trust.

Units

The beneficial interest in the assets of the Trust is divided into an unlimited number of Units. Units represent a Unitholder's proportionate undivided interest in the Trust. No Unit has any preference or priority over another. No Unitholder has or is deemed to have any right of ownership in any of the assets of the Trust.

Effective as of February 12, 1998, the outstanding Units were subdivided on a two for one basis.

Each Unit confers the right to one vote at any meeting of Unitholders and to participate equally and rateably in distributions by the Trust and, on termination of the Trust, in the net assets of the Trust remaining after satisfaction of all liabilities. Units are issued in registered form, are fully paid and non-assessable when issued (although the Trust is permitted to issue Units on an instalment receipt basis) and are transferable. Other than in respect of the issuance of Units on the reinvestment of distributions to persons participating in the Trust's distribution reinvestment plan as described under "Distribution Reinvestment Plan", no fractional Units of the Trust are, or will be, issued.

Under the terms of the 1993 Restructuring, a meeting of the Unitholders was to be held on or before November 30, 1998 for the purpose of voting on whether the Trust should be continued in its present form, continued in a restructured form or terminated. At the 1997 Meeting, Unitholders confirmed that the Trust should retain its present structure on a going forward basis.

At the 1999 Meeting, the Unitholders agreed to an amendment of the Declaration of Trust so as to authorize the Trust to create one or more additional classes of units of the Trust for the purposes of acquisitions or financings by the Trust provided that the terms and conditions of any such units are not more favourable than the terms and conditions of the existing Units.

Meetings of Unitholders

Annual meetings of Unitholders are called for the election of Trustees and the appointment of the auditors of the Trust. At all meetings of the Unitholders, each Unitholder is entitled to one vote in respect of each Unit held.

The Declaration of Trust provides that a meeting of the Unitholders must be called and held to permit the Unitholders to vote for:

(a) the appointment or removal of auditors of the Trust; provided that, if at any time, a vacancy occurs in the position of auditors of the Trust, the Board of Trustees may appoint a firm of chartered accountants qualified to practice in all provinces of Canada to act as the auditors of the Trust until the next annual meeting of Unitholders;

(b) the appointment or removal of a member of the Board of Trustees (except in certain circumstances provided for in the Declaration of Trust);

(c) any amendments to the Declaration of Trust (other than the type of amendments which may be made by the Board of Trustees without Unitholder approval as described below under "Amendments to Declaration of Trust");

(d) the sale of the assets of the Trust as an entirety or substantially as an entirety; or

(e) the termination of the Trust.

Information and Reports

The registered holder of a Unit has the right to examine the Declaration of Trust during normal business hours and also has the right to obtain a list of the registered holders of Units to the same extent and upon the same conditions as those which apply to shareholders of a corporation governed by the *Canada Business Corporations Act.*

Unitholders are provided in each year with information similar to that provided to shareholders of a public corporation governed by the *Canada Business Corporations Act*. Audited annual comparative financial statements are provided to Unitholders for each fiscal year within 90 days after the end of the

fiscal year reported on. Unaudited quarterly financial statements are provided to Unitholders within 45 days after the end of the period reported on.

Amendments to Declaration of Trust

The Declaration of Trust may be amended from time to time with the approval of the Unitholders by a majority of votes cast at a duly constituted Unitholder meeting called for such purpose. The Board of Trustees may, without the approval of the Unitholders, make amendments to the Declaration of Trust:

(a) for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or over the Trust, its status under the Tax Act or the distribution of its Units;

(b) which, in the opinion of the Trustees, provide additional protection for Unitholders;

(c) which, in the opinion of the Trustees, are necessary or desirable to remove conflicts or inconsistencies in the Declaration of Trust;

(d) of a minor or clerical nature or to correct typographical mistakes, ambiguities or manifest omissions or errors which amendments in the opinion of the Trustees are necessary or desirable and not prejudicial to the Unitholders;

(e) as the Trustees in their discretion deem necessary or desirable as a result of changes in the taxation laws from time to time which may affect the Trust or its beneficiaries; or

(f) which, in the opinion of the Trustees, are not prejudicial to Unitholders and are necessary or desirable.

The Declaration of Trust may not be amended so as to change any right with respect to any outstanding Units by reducing the amount payable thereon upon the termination of the Trust, by diminishing or eliminating any voting rights pertaining thereto or which would relate to the duration or termination of the Trust or any sale or transfer of the assets of the Trust as an entirety or substantially as an entirety, except with the affirmative vote of at least two-thirds of the votes cast at a meeting of Unitholders called for that purpose.

Purchases of Units

The Trust may from time to time purchase Units in accordance with the rules prescribed under applicable stock exchange or regulatory policies. Any such purchases will constitute an "issuer bid" under Canadian provincial securities legislation and must be conducted in accordance with the applicable requirements thereof. Unitholders do not have the right to require the Trust to purchase their Units.

Limitation on Non-Resident Ownership

At no time may non-residents of Canada as determined for the purposes of the Income Tax Act (Canada) be the beneficial owners of a majority of the outstanding Units and the Trustees shall inform each transfer agent of the Trust of this restriction. The transfer agent of the Trust may require declarations as to the jurisdictions in which beneficial owners of Units are resident. If the Trust's transfer agent becomes aware, as a result of requiring such declarations as to beneficial ownership or otherwise, that the beneficial owners of 49% of the Units then outstanding are, or may be, non-residents or that such a situation is imminent, the transfer agent shall make a public announcement thereof and shall not accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration in form and content satisfactory to the Trustees that the person is not a non-resident of

Canada. If, notwithstanding the foregoing, the transfer agent determines that a majority of the Units are held by non-residents, the transfer agent may send a notice to non-resident holders of Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the transfer agent may consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the transfer agent with satisfactory evidence that they are not non-residents within such period, the transfer agent may on behalf of such Unitholders sell such Units and, in the interim, shall suspend the voting and distribution rights attached to such Units. Upon such sale, the effective holders shall cease to be holders of Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Units. At December 31, 2006, pursuant to a demographic summary of the unitholders of the Trust based on mailing addresses, it is estimated that approximately 28.5% of RioCan's units are held by non-Canadian residents with the remaining 71.5% held by Canadian residents.

On September 16, 2004, the Minister of Finance (Canada) released draft amendments to the Tax Act relating to the circumstances under which the ownership of units of a trust by non-resident persons and partnerships other than Canadian partnerships would cause the trust to lose its status as a mutual fund trust. Under the draft amendments, a trust would lose its status as a mutual fund trust if the aggregate fair market value of all units issued by such trust held by one or more non-resident persons or partnerships that are not Canadian partnerships is more than 50% of the aggregate fair market value of all the units issued by the trust. A partnership will only qualify as a Canadian partnership at a particular time if all of its members at that time are resident in Canada. The draft amendments did not provide any means of rectifying a loss of mutual fund trust status, so that if a trust were to lose its mutual fund trust status at any time as a result of the application of the draft amendments, such trust would permanently cease to be a mutual fund trust. On December 6, 2004, the Minister of Finance (Canada) tabled a Notice of Ways and Means Motion (later Bill C-33) which did not include the draft amendments. The accompanying Department of Finance news release indicated that, "Further discussions will be pursued with the private sector concerning the appropriate Canadian tax treatment of non-residents investing in resource property through mutual funds." The proposed specified investment flow-through trust legislation released by the Department of Finance on December 21, 2006 will significantly modify the treatment of mutual funds with non-resident investors which invest in resource property. Thus, it may be that the draft amendments will never be enacted. However, if the draft amendments were enacted as originally proposed or in some modified form, it could become necessary to make consequential changes to the Declaration of Trust.

Take-over Bids

The Declaration of Trust contains provisions to the effect that if a take-over bid is made for Units within the meaning of the *Securities Act* (Ontario) and not less than 90% of the Units (other than Units held at the date of the take-over bid by or on behalf of the offeror or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Units held by Unitholders who did not accept the offer.

Conflict of Interest Restrictions and Provisions

The Declaration of Trust contains "conflict of interest" guidelines that serve to protect Unitholders while, at the same time, not creating undue limitations on the Trust's operations. The Declaration of Trust contains provisions, similar to those contained in the statutes which govern corporations, that require any officer of the Trust or Trustee to disclose to the Board of Trustees any interest in a material contract or proposed material contract with the Trust (including a contract involving the making or disposition of any investment in real property or a joint venture arrangement) or the fact that such person is a director or officer of or otherwise has a material interest in any person who is a party to a material contract or proposed material contract with the Trust. Such disclosure is required to be made

at the first meeting at which a proposed contract is considered. In the event that a material contract or proposed material contract is one that in the ordinary course of the Trust's business would not require approval by the Board of Trustees or a committee thereof, the officer or Trustee is required to disclose in writing to the Board of Trustees or request to have entered into the minutes of a meeting of the Board of Trustees the nature and extent of his or her interest forthwith after the officer or Trustee becomes aware of the contract or proposed contract. In any case, an officer or Trustee who has made disclosure to the foregoing effect is not entitled to vote on any resolution to approve the contract unless the contract is one relating primarily to his or her remuneration as an employee or agent of the Trust or one for indemnity or insurance under the provisions of the Declaration of Trust or the purchase of liability insurance.

DESCRIPTION OF OTHER SECURITIES AND RATINGS

As at March 16, 2007, we had outstanding the following debentures (collectively, the "**Debentures**"): (i) \$110,000,000 aggregate principal amount of 5.29% Series D senior unsecured debentures, due on September 21, 2009, payable semi-annually; (ii) \$110,000,000 aggregate principal amount of 3.85% Series E senior unsecured debentures, due on January 4, 2008, payable semi-annually; (iii) \$200,000,000 aggregate principal amount of 4.91% Series F senior unsecured debentures, due March 8, 2011, payable semi-annually; (iv) \$150,000,000 aggregate principal amount of 5.23% Series G senior unsecured debentures, due on March 11, 2013, payable semi-annually; (v) \$100,000,000 aggregate principal amount of 4.70% Series H senior unsecured debentures, due on June 15, 2012, payable semi-annually; (vi) \$100,000,000 aggregate principal amount of 5.953% Series I senior unsecured debentures, due on February 6, 2026, payable semi-annually; and (vii) \$100,000,000 aggregate principal amount of 4.938% Series J senior unsecured debentures, due on March 24, 2010.

Standard & Poor's Ratings Services ("**S&P**") and Dominion Bond Rating Service Limited ("**DBRS**") provide credit ratings of debt securities for commercial entities. A credit rating generally provides an indication of the risk that the borrower will not fulfill its obligations in a timely manner with respect to both interest and principal commitments. Rating categories range from highest credit quality (generally AAA) to default in payment (generally D). At December 31, 2006 and 2005: (i) S&P provided us with an entity credit rating of BBB and a credit rating of BBB- relating to RioCan's senior unsecured debentures payable ("debentures"); and (ii) DBRS provided us with a credit rating of BBB (stable) relating to RioCan's debentures. A credit rating of BBB- or higher is an investment grade rating and is generally an indication of adequate credit quality as defined by both S&P and DBRS.

S&P and DBRS provide stability ratings for REITs and income trusts. A stability rating generally provides an indication of both the stability and sustainability of distributions to unitholders. S&P's rating categories range from the highest level of distributable cash flow generation stability relative to other income funds in the Canadian market place (SR-1) to a very low level of distributable cash flow generation stability relative to other income funds in the Canadian market place (SR-7). RioCan's S&P stability rating at December 31, 2006 and 2005 was SR-2. According to S&P this rating category reflects a very high level of distributable cash flow generation stability relative to other income funds in the Canadian market place. DBRS's rating categories range from highest stability and sustainability of distributions per unit (STA-1) to poor stability and sustainability of distributions per unit (STA-7). At December 31, 2006 and 2005 RioCan had a DBRS stability rating of STA-2 (low). According to DBRS this rating category reflects very good stability and sustainability of distributions per unit.

REAL ESTATE ASSETS

We own a portfolio of income producing properties primarily comprised of shopping centres across a broad geographic base. We have a broad source of income (having approximately 4,900 separate tenants), which management believes will avoid significant exposure to the financial performance of any of our tenants. The following information reflects our portfolio as at December 31, 2006.

Portfolio Overview

Set out below is information relating to our portfolio. Specific information is set out below under the heading "Property Specific Information".

Total Area (sq. ft.)[1]	29,644,705
Total Number of Tenants	4,946
Occupancy	97.7%

Geographic Distribution (based on revenue)

Province	Percentage of Portfolio	Number of Properties
Ontario	61.0%	122
Quebec	17.6%	32
Alberta	10.2%	18
British Columbia	6.6%	13
New Brunswick	2.5%	6
Saskatchewan	0.7%	2
Manitoba	0.6%	1
Prince Edward Island	0.5%	1
Newfoundland	0.3%	1
Total	100.0%	196

Anchor & National Tenants

Percentage of Area	82.53%
Percentage of Gross Revenue	82.80%

[1] Total area represents RioCan's interest only

Top Ten Sources of Revenue By Tenant

Tenant	Percentage of Gross Revenue	Average Remaining Lease Term (yrs)
Metro/A&P/Dominion/Super C/Loeb/Food Basics	5.9%	10.3
Famous Players/Cineplex/Galaxy Cinemas (Cineplex)	5.6%	15.9
Zellers/The Bay/Home Outfitters	4.9%	9.0
Wal-Mart	4.2%	11.1
Loblaws/No Frills/Fortinos/Zehrs/Maxi	4.0%	7.4
Winners/HomeSense	3.4%	6.6
Canadian Tire/PartSource/Mark's Work Wearhouse	3.3%	13.1
Staples	2.5%	9.3
Reitmans/Penningtons/Smart Set/Addition-Elle/Thyme Maternity	1.7%	4.9
Shoppers Drug Mart	1.6%	9.6
Total	37.1%	

Lease Expiries

Year	2007	2008	2009	2010	2011
Square feet	1,874,032	2,483,298	2,988,194	2,971,275	3,434,154
Percentage	6.3%	8.4%	10.1%	10.0%	11.6%

Debt Repayment Schedule
(in thousands of dollars)

Future repayments by year of maturity	Scheduled principal amortization	Principal maturities	Total debt	Percentage of total debt outstanding	Principal maturities: Weighted average interest rate
2007	49,738	204,420	254,158	9.0%	6.6%
2008	45,938	280,887	326,825	11.8%	5.2%
2009	45,535	357,021	400,556	14.4%	6.1%
2010	35,217	341,761	376,978	13.6%	6.6%
2011	30,345	258,590	288,935	10.4%	5.4%
2012	27,260	225,406	252,666	9.0%	6.2%

Future repayments by year of maturity	Scheduled principal amortization	Principal maturities	Total debt	Percentage of total debt outstanding	Principal maturities: Weighted average interest rate
2013	25,372	282,438	307,810	11.1%	5.9%
2014	19,709	90,221	109,930	4.0%	6.3%
2015	17,941	100,298	118,239	4.3%	4.9%
2016	14,987	184,751	199,738	7.2%	5.3%
2017	11,974	2,350	14,324	0.5%	7.4%
2018	9,913	—	9,913	0.4%	7.5%
2019	6,050	—	6,050	0.2%	7.1%
2020	2,132	—	2,132	0.1%	7.7%
2023	—	5,400	5,400	0.2%	7.2%
2026	—	100,000	100,000	3.6%	6.0%
2034	—	6,933	6,933	0.2%	6.8%
	$ 340,111	**$ 2,440,476**	**$ 2,780,587**	**100.0%**	**6.0%**

5.4 years weighted average term to maturity

Property Specific Information

The following information reflects the property specific information for our portfolio as at December 31, 2006:

Property	Location	Ownership Interest	RioCan's Interests NLA (Sq. Ft.)	Total Site NLA (Sq. Ft.)	% Leased	Major Tenants
Alberta						
Brentwood Village	Calgary, AB	50%	156,166	312,332	99.7%	Safeway, London Drugs, Sears Whole Home, Linens 'N' Things
Glenmore Landing	Calgary, AB	50%	73,617	147,234	100.0%	Safeway
Jasper Gates Shopping Centre	Edmonton, AB	100%	94,460	149,460	100.0%	London Drugs, Safeway*
Lethbridge Towne Square	Lethbridge, AB	100%	79,396	79,396	100.0%	London Drugs
Mayfield Common	Edmonton, AB	30%	128,986	429,953	99.0%	Winners, HomeSense, Save-On-Foods, Office Depot
North Edmonton Cineplex Centre	Edmonton, AB	100%	75,836	75,836	100.0%	Cineplex Odeon Cinemas
Northgate Village Shopping Centre	Calgary, AB	100%	277,519	404,609	99.7%	Safeway, Gold's Gym, JYSK, Staples, Home Depot*
RioCan Beacon Hill	Calgary, AB	40%	67,161	426,903	100.0%	Winners, Michaels, Linens 'N' Things, PETsMART, The Brick, Future Shop, Home Depot*, Costco*

Property	Location	Ownership Interest	RioCan's Interests NLA (Sq. Ft.)	Total Site NLA (Sq. Ft.)	% Leased	Major Tenants
RioCan Centre Grande Prairie I	Grande Prairie, AB	100%	227,636	327,636	100.0%	Rona, London Drugs, Cineplex Odeon Cinemas, Staples, Wal-Mart*
RioCan Centre Grande Prairie II	Grande Prairie, AB	50%	31,707	63,414	100.0%	Winners, Michaels
RioCan Meadows	Edmonton, AB	50%	57,500	115,000	100.0%	Home Depot, Staples
RioCan Shawnessy I, II & III	Calgary, AB	50%	234,500	839,645	100.0%	Zellers, Staples, Future Shop, Winners, Co-op*, Home Depot*, Canadian Tire*, Wal-Mart*
RioCan Signal Hill Centre	Calgary, AB	100%	453,693	568,693	100.0%	Zellers, Winners, Staples, Chapters, Real Canadian Superstore*
Riverbend Square Shopping Centre	Edmonton, AB	100%	136,100	136,100	99.0%	Safeway, Shoppers Drug Mart
South Edmonton Common	Edmonton, AB	50%	214,373	979,816	100.0%	London Drugs, The Brick, Home Outfitters, Old Navy, Wal-Mart*, Home Depot*, Real Canadian Superstore*, Cineplex Odeon Cinemas*, Best Buy*, Staples*
South Trail Crossing	Calgary, AB	100%	282,901	432,901	100.0%	Co-Op, Winners, Staples, Sport Chek, Wal-Mart*, Safeway*
Southland Crossing Shopping Centre	Calgary, AB	100%	132,072	132,072	100.0%	Safeway
British Columbia						
Abbotsford Power Centre	Abbotsford, BC	50%	107,607	455,214	98.4%	Winners, Zellers, Costco*, Rona/Revy*
Cambie Street	Vancouver, BC	100%	148,215	148,215	100.0%	Canadian Tire, Best Buy
Clearbrook Town Square	Abbotsford, BC	50%	94,132	188,264	100.0%	Safeway, Staples
Dilworth Shopping Centre	Kelowna, BC	100%	197,432	197,432	100.0%	Safeway, Staples
Impact Plaza	Surrey, BC	100%	134,208	134,208	99.4%	TNT
Junction, The	Mission, BC	50%	141,237	330,548	100.0%	Save-On-Foods, Famous Players, London Drugs, Staples, Canadian Tire*
Parkwood Place Shopping Centre	Prince George, BC	50%	186,353	372,706	95.4%	The Bay, London Drugs, Staples, Famous Players

Property	Location	Ownership Interest	RioCan's Interests NLA (Sq. Ft.)	Total Site NLA (Sq. Ft.)	% Leased	Major Tenants
Peninsula Village Shopping Centre	South Surrey, BC	50%	85,363	170,726	100.0%	Safeway, London Drugs
RioCan Langley Centre I & II	Langley, BC	50%	190,319	380,638	99.8%	Winners, Sears Whole Home, HomeSense, Chapters, Future Shop, Michaels
Strawberry Hill Shopping Centre	Surrey, BC	50%	168,966	337,932	100.0%	Home Depot, Cineplex Odeon Cinemas, Winners, Chapters, Sport Chek
Tillicum Centre	Victoria, BC	50%	227,747	455,494	100.0%	Zellers, Famous Players, Safeway, Winners, London Drugs, Old Navy, Linens 'N' Things
Vernon Square Shopping Centre	Vernon, BC	100%	98,110	151,110	97.6%	London Drugs, Safeway*
Manitoba						
Kildonan Crossing Shopping Centre	Winnipeg, MB	100%	178,875	178,875	92.6%	Safeway, Petcetera
New Brunswick						
Brookside Mall	Fredericton, NB	50%	138,165	276,330	97.9%	Zellers, Sobeys, Rossy
Chaleur Centre	Bathurst, NB	100%	275,053	275,053	47.4%	Wal-Mart
Madawaska Centre	St. Basile, NB	100%	271,821	271,821	85.8%	Zellers, Staples
Northumberland Square	Miramichi, NB	100%	208,407	208,407	93.8%	Zellers, Shoppers Drug Mart
Super Valu Plaza	Quispamsis, NB	100%	83,376	83,376	95.8%	Shoppers Drug Mart
Wheeler Park Power Centre	Moncton, NB	100%	271,973	647,588	100.0%	Sears Whole Home, Winners, Staples, Old Navy, Empire Theatres, Costco*, Kent*, Loblaws*
Newfoundland						
Trinity Conception Square	Carbonear, NF	100%	182,592	182,592	93.8%	Dominion, Wal-Mart

Property	Location	Ownership Interest	RioCan Interest (Sq. Ft.)	Total Site (Sq. Ft.)	% Leased	Major Tenants
Ontario						
404 Town Centre	Newmarket, ON	50%	124,690	249,380	100.0%	Zellers, A&P
1000 Islands Mall	Brockville, ON	15%	39,967	266,447	93.1%	Sears, Shoppers Drug Mart, Staples, Galaxy Cinemas (Cineplex)
1705, 1717, 1745, 2000-2040 Avenue Road	Toronto, ON	100%	25,137	25,137	84.6%	L.C.B.O., Blockbuster
2000-2040 Eglinton	Toronto, ON	100%	45,025	45,025	100.0%	Staples
Adelaide Centre	London, ON	100%	80,938	80,938	98.0%	A&P
Albion Centre	Toronto, ON	50%	174,712	349,424	98.5%	Canadian Tire, No Frills
Barrie Loblaws	Barrie, ON	100%	71,821	71,821	100.0%	Zehrs
Bell Front Shopping Centre	Belleville, ON	100%	110,256	160,256	91.6%	Food Basics, Canadian Tire*
Belleville Stream Centre	Belleville, ON	100%	89,237	89,237	100.0%	Stream International
Belleville Wal-Mart Centre	Belleville, ON	100%	210,460	210,460	100.0%	Wal-Mart, Office Depot
Brant Plains Place	Burlington, ON	100%	13,971	13,971	100.0%	
Cambrian Mall	Sault Ste. Marie, ON	100%	129,515	311,346	95.5%	Winners, Sport Chek, Canadian Tire*, Loblaws*
Chapman Mills Marketplace	Ottawa, ON	62.5%	266,785	541,856	100.0%	Wal-Mart, Winners, Staples, Galaxy Cinemas (Cinplex), Indigo, Loblaws*
Cherry Hill Shopping Centre	Fergus, ON	100%	73,837	73,837	100%	Zehrs
Churchill Plaza	Sault Ste. Marie, ON	100%	167,232	167,232	94.3%	A&P, The Beer Store, Pharma Plus, A Buck or Two, CIBC
City View Plaza	Nepean, ON	100%	60,400	60,400	100.0%	Lebaron Sports
Clarkson Crossing	Mississauga, ON	50%	106,534	213,068	100.0%	Dominion, Canadian Tire, Shoppers Drug Mart
Clarkson Village Shopping Centre	Mississauga, ON	100%	64,313	64,313	93.7%	HomeSense, Sport Mart
Colborne Plaza	Brantford, ON	100%	70,397	70,397	94.4%	Zehrs

Property	Location	Ownership Interest	RioCan Interest (Sq. Ft.)	Total Site (Sq. Ft.)	% Leased	Major Tenants
Coliseum Theatre	Ottawa, ON	100%	73,584	73,584	100.0%	Cineplex Odeon Cinemas
Collingwood Centre	Collingwood, ON	100%	235,942	235,942	99.4%	Zellers, Price Chopper, Canadian Tire
Commissioners Court Plaza	London, ON	100%	94,140	94,140	100.0%	Food Basics
Coulter's Mill Marketplace	Thornhill, ON	100%	73,667	73,667	100.0%	Staples
County Fair Mall	Smiths Falls, ON	100%	162,942	162,942	94.1%	Zellers, Food Basics
Donald Plaza	Ottawa, ON	50%	46,750	93,500	100.0%	Winners
Dougall Plaza	Windsor, ON	100%	126,903	126,903	94.6%	Food Basics
Eastcourt Mall	Cornwall, ON	100%	180,318	180,318	100.0%	Zellers
Elmvale Acres Shopping Centre	Ottawa, ON	100%	147,332	147,332	100.0%	Loblaws, Pharma Plus
Empress Walk	Toronto, ON	100%	180,811	238,811	100.0%	Empire Theatres, Staples, Future Shop, Loblaws*
Fairlawn Centre	Ottawa, ON	100%	8,322	8,322	100.0%	
Fallingbrook Shopping Centre	Ottawa, ON	100%	97,549	97,549	100.0%	Loeb, Shoppers Drug Mart
Five Points Shopping Centre	Oshawa, ON	100%	408,547	408,547	98.8%	Zellers, A&P, Staples, Winners, Sears
Frontenac Mall	Kingston, ON	15%	42,212	281,413	87.1%	Premier Fitness, Food Basics, Liquidation World
Galaxy Centre	Owen Sound, ON	100%	91,563	91,563	100.0%	No Frills, Galaxy Cinemas (Cineplex)
Gloucester Silver City	Gloucester, ON	60%	136,334	287,223	100.0%	Famous Players, Chapters, Future Shop, Old Navy, Loblaws*
Goderich Wal-Mart Centre	Goderich, ON	100%	96,930	204,786	100.0%	Wal-Mart, Canadian Tire*, Zehrs*
Green Lane Centre	Newmarket, ON	33%	53,345	417,480	100.0%	Michaels, PETsMART, Linens 'N' Things, Costco*
Hamilton-Highbury Plaza	London, ON	100%	5,269	5,269	100.0%	
Hartsland Market Square	Guelph, ON	100%	108,717	108,717	100.0%	Zehrs
Heart Lake Town Centre	Brampton, ON	100%	127,489	127,489	100.0%	A&P
Highbury Shopping Plaza	London, ON	100%	70,932	70,932	96.2%	Premier Fitness

Property	Location	Ownership Interest	RioCan Interest (Sq. Ft.)	Total Site (Sq. Ft.)	% Leased	Major Tenants
Hunt Club Centre	Ottawa, ON	100%	67,030	67,030	88.6%	A&P
Innes Road Plaza	Ottawa, ON	100%	47,658	167,658	100.0%	PETsMART, Costco*
Kanata Centrum Shopping Centre	Kanata, ON	100%	316,402	496,402	100.0%	Wal-Mart, Chapters, Loblaws, Canadian Tire*, AMC Theatres*
Kendalwood Park Plaza	Whitby, ON	50%	79,560	159,120	97.5%	Price Chopper, Value Village, Shoppers Drug Mart
Kennedy Commons	Toronto, ON	50%	193,487	467,974	99.2%	AMC Theatres, The Brick, Dominion, Sears Whole Home, Chapters, Rona*
Langstaff Place Shopping Centre	Woodbridge, ON	100%	37,769	62,769	100.0%	No Frills*
Lawrence Square	Toronto, ON	100%	679,575	679,575	98.7%	Zellers, Fortino's, Canadian Tire
Lincoln Fields Shopping Centre	Ottawa, ON	50%	144,779	289,558	96.9%	Wal-Mart, Loeb
London Plaza	London, ON	100%	52,167	52,167	76.1%	Value Village
Markington Square	Scarborough, ON	100%	174,997	174,997	100.0%	Zellers, Dominion, Shoppers Drug Mart
Meadowlands Power Centre	Ancaster, ON	100%	145,573	589,177	100.0%	HomeSense, Future Shop, Sport Chek, Costco*, Staples*, Home Depot*, Zellers*, Sobeys*
Merivale Market	Nepean, Ontario	75%	54,609	72,812	100.0%	Food Basics, Shoppers Drug Mart
Midtown Mall	Oshawa, ON	100%	137,542	177,542	99.4%	A&P*
Millcroft Shopping Centre	Burlington, ON	50%	185,227	370,454	100.0%	Zellers, Canadian Tire, Ultra Food & Drug
Miracle Plaza	Hamilton, ON	100%	83,765	83,765	100.0%	A&P
Mississauga Plaza	Mississauga, ON	100%	174,626	174,626	100.0%	Price Chopper
New Liskeard Wal-Mart Centre	New Liskeard, ON	100%	82,742	127,498	100.0%	Wal-Mart, Canadian Tire*
Niagara Falls Plaza	Niagara Falls, ON	100%	143,825	143,825	100.0%	Zellers, IGA
Niagara Square	Niagara Falls, ON	15%	61,548	410,320	93.9%	The Bay, Cineplex Odeon Cinemas, Sport Chek, Shoppers Drug Mart, Winners, Future Shop, Linen 'N' Things

Property	Location	Ownership Interest	RioCan Interest (Sq. Ft.)	Total Site (Sq. Ft.)	% Leased	Major Tenants
Norwest Plaza	Kingston, ON	100%	40,603	40,603	100.0%	Petcetera
Oakridge Centre	London, ON	100%	39,557	145,057	100.0%	Pharma Plus, CIBC, Loblaws*
Orillia Square Mall	Orillia, ON	100%	310,406	310,406	99.9%	Zellers, Canadian Tire, No Frills, Staples
Pharmacy 1 Centre	Brampton, ON	100%	32,294	32,294	100.0%	Pharmacy 1
Pine Plaza	Sault Ste. Marie, ON	100%	42,380	42,380	97.9%	A&P
Port Elgin Shopping Centre	Port Elgin, ON	100%	47,076	82,076	100.0%	Giant Tiger, Canadian Tire*
Premier Plaza	St. Catharines, ON	100%	144,983	144,983	98.5%	Premier Fitness, Canadian Tire (call centre)
Renfrew Mall	Renfrew, ON	100%	138,648	138,648	53.6%	Teletech Canada
RioCan Centre Kingston I & II	Kingston, ON	100%	572,219	693,264	100.0%	HomeSense, Old Navy, Cineplex Odeon Cinemas, Sears, Staples, Winners, Future Shop, Home Outfitters, The Brick, Best Buy, JYSK, PETsMART, Home Depot*
RioCan Centre London North	London, ON	100%	105,040	165,040	100.0%	Chapters, PETsMART, Loblaws*
RioCan Centre London South	London, ON	100%	139,600	139,600	96.9%	A&P
RioCan Centre Milton	Milton, ON	100%	47,720	132,720	100.0%	Galaxy Cinemas (Cineplex), Home Depot*
RioCan Centre Newmarket	Newmarket, ON	40%	26,688	66,720	100.0%	Staples, Mark's Work Wearhouse
RioCan Centre Sudbury I, II & III	Sudbury, ON	50%	201,912	669,220	100.0%	Famous Players, Sears, HomeSense, Staples, Chapters, Winners, Linens 'N' Things, PETsMART, Old Navy, Home Depot*, Costco*
RioCan Centre Thunder Bay	Thunder Bay, ON	100%	294,723	294,723	100.0%	Wal-Mart, Staples, Future Shop, Winners, Chapters
RioCan Centre Windsor	Windsor, ON	100%	239,321	349,321	100.0%	Famous Players, Sears, The Brick, Staples, Costco*
RioCan Colossus Centre	Vaughan, ON	60%	333,167	685,278	100.0%	HomeSense, Office Place, Rona/Revy, Famous Players, Costco*

Property	Location	Ownership Interest	RioCan Interest (Sq. Ft.)	Total Site (Sq. Ft.)	% Leased	Major Tenants
RioCan Durham Centre I, II, III & Annex	Ajax, ON	100%	910,171	1,291,171	100.0%	Zellers, Best Buy, Old Navy, HomeSense, Winners, Chapters, Future Shop, Linens 'N' Things, Wal-Mart, Canadian Tire, Cineplex Odeon Cinemas, Home Depot*, Loblaws*, Costco*
RioCan Fairgrounds	Orangeville, ON	100%	330,729	474,804	98.8%	Wal-Mart, Price Chopper, Winners, Galaxy Cinemas (Cineplex), Future Shop, Home Depot*, Canadian Tire*
RioCan Hall	Toronto, ON	100%	246,888	246,888	100.0%	Famous Players, Chapters
RioCan Leamington	Leamington, ON	100%	192,889	192,889	100.0%	Wal-Mart, A&P
RioCan Leaside Centre	Toronto, ON	50%	66,518	133,036	100.0%	Canadian Tire, Future Shop
RioCan Marketplace	Toronto, ON	33%	50,134	392,825	100.0%	Winners, Home Depot*, Real Canadian Superstore*
RioCan Merivale Place	Nepean, ON	100%	201,670	201,670	100.0%	Your Independent Grocer, Winners, Home Outfitters
RioCan Niagara Falls	Niagara Falls, ON	100%	269,136	367,711	100.0%	Wal-Mart, Staples, Zehrs*, Home Depot*
RioCan Orleans	Orleans, ON	100%	182,251	297,251	100.0%	Loeb, JYSK, Staples, Home Depot*
RioCan Renfrew Centre	Renfrew, ON	100%	29,808	103,808	100.0%	Loblaws*
RioCan St. Laurent	Ottawa, ON	50%	107,895	215,790	97.1%	Zellers, Loeb, Food Basics
RioCan Thickson Ridge	Whitby, ON	50%	181,520	493,040	100.0%	Sears Whole Home, Future Shop, Home Outfitters, Winners, Home Depot*
RioCan Warden	Toronto, ON	100%	232,367	232,367	100.0%	Wal-Mart, Winners, Future Shop
RioCan West Ridge	Orillia, ON	100%	235,377	365,377	97.1%	Food Basics, Wal-Mart, Galaxy Cinemas (Cinplex), Home Depot*
RioCentre Newmarket	Newmarket, ON	100%	94,169	94,169	98.8%	Dominion, Shoppers Drug Mart
RioCentre Oakville	Oakville, ON	100%	106,884	106,884	100.0%	A&P, Shoppers Drug Mart
RioCentre Thornhill	Thornhill, ON	100%	140,345	140,345	100.0%	No Frills, Winners, HomeSense
Rona Centre	Toronto, ON	100%	134,370	134,370	100.0%	Rona

Property	Location	Ownership Interest	RioCan Interest (Sq. Ft.)	Total Site (Sq. Ft.)	% Leased	Major Tenants
Sandalwood Square Shopping Centre	Mississauga, ON	100%	107,860	107,860	100.0%	Price Chopper
Sherwood Forest Mall	London, ON	100%	218,968	218,968	98.0%	A&P, Shoppers Drug Mart, Goodlife Fitness
Shoppers World Brampton	Brampton, ON	100%	643,067	781,067	99.9%	Zellers, Canadian Tire, Price Chopper, Winners, Staples, The Bay*
Shoppers World Danforth	Toronto, ON	50%	164,101	328,202	99.8%	Zellers, Dominion, Staples
South Hamilton Square	Hamilton, ON	100%	304,433	304,433	100.0%	Zellers, Fortino's, Shoppers Drug Mart
Southgate Shopping Centre	Ottawa, ON	100%	72,669	72,669	100.0%	Loeb, Shoppers Drug Mart
St. Clair Beach Shopping Centre	Windsor, ON	100%	76,001	126,001	92.3%	Zehrs*
Stratford Centre	Stratford, ON	100%	160,082	160,082	100.0%	Zellers, Food Basics
Sudbury Supermall	Sudbury, ON	100%	136,229	191,973	100.0%	Zellers, Your Independent Grocer*
Timiskaming Square	New Liskeard, ON	100%	164,142	164,142	94.8%	Loeb, Zellers
Timmins Square	Timmins, ON	30%	117,423	391,410	97.4%	Zellers, Sears, No Frills, Winners, Sport Chek
Trafalgar Ridge Shopping Centre	Oakville, ON	100%	131,223	131,223	100.0%	Winners, HomeSense
Trenton Wal-Mart	Trenton, ON	100%	116,437	116,437	100.0%	Wal-Mart
Trinity Common Brampton	Brampton, ON	60%	397,530	877,550	100.0%	Zellers, Famous Players, A&P, Winners, HomeSense, Future Shop, Staples, Home Depot*, Canadian Tire*
Trinity Crossing	Ottawa, ON	50%	92,320	364,640	100.0%	Winners, Linens 'N' Things, Michaels, Loblaws*
United Furniture Warehouse Plaza	Windsor, ON	100%	49,615	49,615	97.4%	United Furniture Warehouse
Upper James	Hamilton, ON	100%	128,652	128,652	98.1%	Canadian Tire, The Barn
Walker Place	Burlington, ON	50%	34,929	69,858	100.0%	Price Chopper
West Side Place	Port Colborne, ON	100%	93,393	93,393	86.5%	No Frills

Property	Location	Ownership Interest	RioCan Interest (Sq. Ft.)	Total Site (Sq. Ft.)	% Leased	Major Tenants
Westgate Shopping Centre	Ottawa, ON	100%	164,034	164,034	98.3%	Shoppers Drug Mart
Willowdale Plaza	Toronto, ON	100%	52,153	52,153	100.0%	Dominion
Woodview Place	Burlington, ON	100%	147,852	147,852	100.0%	Ultra Food & Drug, Chapters, JYSK
Prince Edward Island						
Charlottetown Mall	Charlottetown, PEI	50%	165,311	330,622	96.0%	Zellers, Loblaws, West Royalty Fitness, Winners, Sport Chek
Quebec						
Carrefour Carnaval	St. Leonard, QC	100%	158,334	158,334	100.0%	Super C, Value Village
Carrefour Neufchatel	Neufchatel, QC	100%	233,229	233,229	89.3%	Super C, Rossy
Centre Carnaval	Drummondville, QC	100%	144,500	144,500	98.9%	Super C, Staples
Centre Carnaval	LaSalle, QC	100%	206,869	206,869	98.2%	Super C, L'Aubainerie
Centre Carnaval	Montreal, QC	100%	67,815	67,815	100.0%	Super C
Centre Carnaval	Pierrefonds, QC	100%	129,589	129,589	100.0%	Super C
Centre Carnaval	Trois Rivières, QC	100%	112,882	112,882	97.0%	Super C, Rossy
Centre de la Concorde	Laval, QC	100%	111,112	111,112	91.3%	Super C
Centre Jacques Cartier	Longueuil, QC	50%	106,700	213,400	97.4%	IGA, Guzzo Cinema, Value Village
Centre Regional Chateauguay	Chateauguay, QC	50%	105,564	211,128	99.3%	Super C, Hart
Centre RioCan Kirkland I & II	Kirkland, QC	100%	320,030	320,030	100.0%	Famous Players, Staples, Winners
Centre St. Martin	Laval, QC	100%	241,492	241,492	93.7%	Provigo, The Brick, Shoppers Drug Mart, Rossy
Galeries Laurentides	St. Jerome, QC	100%	449,340	449,340	94.6%	Maxi, Zellers
Galeries Mille-Iles	Rosemere, QC	100%	250,023	250,023	98.1%	Maxi, Zellers, Staples
Granby	Granby, QC	100%	49,304	49,304	100.0%	Maxi
Lachute Wal-Mart Centre	Lachute, QC	100%	75,681	110,681	100.0%	Wal-Mart, Loblaws*
Les Galeries Lachine	Lachine, QC	100%	167,447	167,447	96.6%	Maxi, Rossy
Les Galeries Richelieu	St. Jean sur Richelieu	15%	31,369	209,127	98.2%	Maxi, Staples, Shoppers Drug Mart

Property	Location	Ownership Interest	RioCan Interest (Sq. Ft.)	Total Site (Sq. Ft.)	% Leased	Major Tenants
Levis Small	Levis, QC	100%	19,081	19,081	83.2%	
Mega Centre Beauport	Quebec City, QC	100%	171,088	332,088	100.0%	Cineplex Odeon Cinemas, Staples, Reno*
Mega Centre Cote-Vertu	St. Laurent, QC	15%	47,034	413,560	88.5%	Winners, Future Shop, Staples, L'Aubainerie, Brault Martineau, Rona*
Mega Centre Lebourgneuf I & II	Quebec City, QC	100%	317,675	727,675	76.2%	Winners, HomeSense, Staples, L'Aubainerie, Costco*, Home Depot*, Canadian Tire*, Maxi*
Mega Centre Notre Dame I & II	Sainte Dorothee, QC	100%	425,173	610,873	100.0%	Winners, HomeSense, L'Aubainerie, Zellers*, Super C*, Shoppers Drug Mart*
Place Carnaval	Laval, QC	100%	104,218	104,218	100.0%	Super C
Place Forest	Montreal, QC	100%	121,562	121,562	98.6%	Staples, Rossy
Place Kennedy	Levis, QC	100%	105,640	155,640	100.0%	Winners, Staples, Canadian Tire*
Place Newman	LaSalle, QC	100%	190,971	190,971	97.5%	Maxi, Winners, Rossy
Quartier DIX30	Brossard, QC	50%	232,226	464,452	100.0%	Cineplex, Winners
RioCan Greenfield	Greenfield Park, QC	50%	185,852	371,704	100.0%	Maxi, Leons, Winners, Staples, Guzzo Cinemas
RioCan Sainte Foy	St. Foy, QC	100%	515,353	693,934	100.0%	Wal-Mart, Famous Players, Staples, Cineplex Odeon Cinemas, Sears Whole Home, Super C*, Home Depot*
Silver City Hull	Hull, QC	100%	84,590	469,590	100.0%	Winners, Fortune Cinemas, Wal-Mart*, Maxi*, Staples*, Rona*
St. Hyacinthe Wal-Mart Centre	St. Hyacinthe, QC	100%	166,808	254,308	100.0%	Wal-Mart, Staples, Canadian Tire*
Saskatchewan						
Confederation Mall	Saskatoon, SK	15%	49,325	328,833	95.4%	Wal-Mart, Safeway
Parkland Mall	Yorkton, SK	100%	267,667	267,667	96.7%	Zellers, The Bay, IGA
Total retail			29,644,705	46,232,294	97.7%	

Note:

Total site net leasable area (NLA) includes RioCan's and partners' ownership interests and estimates for non-owned anchors.

* Non-owned anchor.

Properties

404 Town Centre
1111 Davis Drive, Newmarket, Ontario

This single-storey unenclosed shopping centre was originally constructed in 1987 with an expansion at the north end of the property in 1989. The centre is situated on the north side of Davis Drive, just west of Highway 404. The centre has a gross leasable area of 249,380 square feet and is anchored by Zellers and A&P (Metro Richelieu). The property includes a mix of national tenancies including Shoppers Drug Mart, Premier Fitness, National Sports, Bank of Montreal, Swiss Chalet and Harvey's. We sold a 50% interest in the property to Kimco Realty Corporation in June 2002.

1000 Islands Mall
2399 Parkedale Avenue, Brockville, Ontario

1000 Islands Mall is a 266,447 square foot enclosed centre situated on a 21.14-acre site, in the north end of the City of Brockville, Ontario. The centre was originally constructed in 1973, expanded in 1987 and recently underwent a complete redevelopment to re-tenant the centre with the likes of Sears, Galaxy Cinemas (Cineplex), Staples and Shoppers Drug Mart.

Subsequent to the departure of Wal-Mart in February 2005, Sears was relocated from its existing premises into 89,000 square feet of the former Wal-Mart (opened September 2005). Furthermore, Staples leased 15,000 square feet of the former Wal-Mart premises and opened in July 2005. In addition to Wal-Mart vacating, Your Independent Grocer (Loblaws) vacated in March 2005 making way for a brand new 18,000 square foot Shoppers Drug Mart (opened September 2005) and a 9,000 square foot Urban Planet (opened September 2005). The former Sears premises was demolished and a 21,000 square foot freestanding Galaxy Cinemas (Cineplex) was constructed and commenced operation in July 2006. Finally, a new 5,000 square foot freestanding pad that will be occupied by Easy Home is currently under construction.

In August 2005, the centre was sold to the RioCan Retail Value Limited Partnership in which RioCan holds a 15% ownership interest.

1705, 1717, 1745, 2000 – 2040 Avenue Road
Toronto, Ontario

Located at the northeast corner of Avenue Road and Fairlawn Avenue in one of the busiest nodes in the City of Toronto, this 25,137 square foot unenclosed centre is anchored by the L.C.B.O. and Blockbuster. The centre was acquired in 2002 as part of a three-property transaction. 1705 Avenue Road, occupied by TD Canada Trust, was acquired in February 2005. Two further parcels were acquired in March and July of 2006.

Comprising over 1.5 acres, the existing retail facility will be redeveloped to accommodate a mixed-use building featuring a significant residential component, along with at least 25,000 square feet of retail street-front space. The project will be co-developed by RioCan and Tribute Communities.

2000 – 2040 Eglinton
Toronto, Ontario

Located at the northeast corner of Thermos Road and Eglinton Avenue East, the site is 100% leased to three tenants totalling 45,025 square feet, including a 21,000 square foot Staples store. The site is situated adjacent to RioCan's Rona Centre and is located at one of the busiest intersections in Toronto providing great exposure and traffic to the site.

RioCan intends to develop an additional 178,000 square feet, which is expected to be completed in 2008 bringing the total GLA of site to 347,000 square feet.

Abbotsford Power Centre
1201 – 1355 Sumas Way, Abbotsford, British Columbia

Abbotsford Power Centre is located at the intersection of Sumas Way and McConnell Road in Abbotsford, British Columbia. This new format centre is comprised of six freestanding buildings with an aggregate area of 215,214 square feet, located directly adjacent to Revy Home Centre and Costco. The draw from these two shadow-anchors is complementary to the centre's tenant mix that includes Zellers, Winners and PETsMART. Additionally, a 5,000 square-foot freestanding pad has recently been constructed and the two tenants (Iris and Chatters) are now open for operations. We purchased this property in February 2002 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest.

Adelaide Centre
1030 Adelaide Street North, London, Ontario

The Adelaide Centre is an unenclosed community shopping centre located at the northeast corner of Adelaide Street and Cheapside Street in London, Ontario. The centre is comprised of 80,938 square feet of gross leasable area. Major tenants include A&P (Metro Richelieu), Rogers Video and TD Canada Trust.

Albion Centre
1530 Albion Road, Toronto, Ontario

We purchased this property as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest. The site, including the land on which the shopping centre building is situated, was acquired by way of a long-term (approximately 27 years at acquisition) lease. Located at the intersection of Albion Road and Kipling Avenue, the 349,424 square foot centre is anchored by No Frills (Loblaws) and Canadian Tire, and enjoys a mix of tenancies that includes the L.C.B.O., Shoppers Drug Mart, Rogers Video, Bank of Montreal, Reitmans and The Beer Store. Additionally, Canadian Tire is expanding its existing store by approximately 18,000 square feet, with substantial completion projected for Q2 2007. Further, a 5,000 square foot freestanding pad is currently under development, with substantial completion scheduled for November 2007.

Barrie Loblaws
11 Bryne Drive, Barrie, Ontario

The centre is a 71,821 square foot single-storey freestanding Zehrs (Loblaws) store. The centre is located in one of the most developed areas in Barrie with visibility from Highway 400. Zehrs (Loblaws) entered

into a fully net lease that commenced November 14, 2005. The site contains approximately 15.34 acres of excess lands that will be developed over the next several years.

Bell Front Shopping Centre
366 North Front Street, Belleville, Ontario

Located at the intersection of Bell Boulevard and North Front Street, this unenclosed community shopping centre was built in 1988 and contains 110,256 square feet. National tenants include Food Basics (Metro Richelieu), CIBC, Moores and Subway.

Belleville Stream Centre
540 Dundas Street West, Belleville, Ontario

Built in 1963, this unenclosed 89,237 square foot building is located east of Wall Bridge Loyalist Road on the north side of Dundas Street West. Formerly a retail site, we allowed the former anchor, Zellers, to buy out its lease term in early-2000 in order to lease the entire unit to Stream International, a call centre, which commenced operations in December 2000. We also allowed the existing IGA to buy out its remaining lease term in early 2001 in order to facilitate a further expansion of Stream International into the entirety of the building.

Belleville Wal-Mart Centre
Rural Route No. 5, Belleville, Ontario

This centre consists of 210,460 square feet of new format retail space. Major tenants include Wal-Mart, Office Depot and Super Pet. In 2004 and 2005, approximately 18,000 square feet of new retail space was constructed. The site is scheduled to undergo further development in 2007 with a 60,000 square foot expansion of the existing Wal-Mart premises.

Brant Plains Place
1435 Plains Road East, Burlington, Ontario

Located at the intersection of Brant Street and Plains Road, this recently constructed community shopping centre contains 13,971 square feet occupied by three tenants including PartSource (Canadian Tire). The centre was purchased in March 2006.

Brentwood Village
3639 Brentwood Road N.W., Calgary, Alberta

Brentwood Village is an unenclosed community shopping centre containing 312,332 square feet of gross leasable area. The shopping centre's anchor tenants include Sears Whole Home, Linens 'N' Things, Safeway, and London Drugs, and national retailers include Pier 1 Imports, Blockbuster, Sleep Country, Penningtons, TD Canada Trust, Bank of Montreal, Harvey's and KFC. In addition to the existing retail component, excess density provides an opportunity for residential development. We acquired this property in May 2002 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest in the property.

Brookside Mall
435 Brookside Drive, Fredericton, New Brunswick

This enclosed mall, anchored by Zellers, Sobey's and Rossy, contains 276,330 square feet of leasable area and is located on the north side of the Saint John River. The centre comprises national retailers including Sears, Royal Bank, The Source and Northern Reflections, as well as a 60,000 square-foot call centre operated by the Cendant Corporation. Cendant has recently exercised a termination right, and will subsequently vacate approximately 28,000 square-feet effective April 2007, providing the partnership with the opportunity to introduce traditional retail tenants to the premises. We have a 50% ownership interest in this property and receive a preferred return on this asset. Additionally, we have the option to purchase the remaining interest at a fixed capitalization rate.

Cambie Street
2290 Cambie Street, Vancouver, British Columbia

The property is situated on a 1.89 acre site in downtown Vancouver, located in an area bound by Cambie Street to the west, Seventh Avenue to the south, Yukon Street to the east, and Sixth Avenue to the north. The four-storey urban retail development contains 148,215 square feet of retail space, and 280 parking stalls. The site is occupied by Canadian Tire (106,765 square feet) and Best Buy (41,450 square feet).

Cambrian Mall
44 Great North Road, Sault Ste. Marie, Ontario

Built in 1984 and extensively renovated in 1999, Cambrian Mall is a single-level enclosed shopping centre. The centre is anchored by Loblaws and Canadian Tire, who both own their own premises but operate as part of the centre. National retails include Winners, Sport Chek, Shoppers Drug Mart, Bank of Montreal, CIBC and TD Canada Trust.

Carrefour Carnaval (St. Leonard)
6705 Jean-Talon Street East, St. Leonard (Montreal), Québec

This community based strip centre has four major retail tenants, Super C (Metro Richelieu), Value Village, Corbeil Electrique and Penningtons. In addition to retail space, the property has a three-storey office tower. The property is located just off the Trans Canada Highway as it passes through Montreal. The retail space comprises 122,446 square feet of leasable area and the office tower contains 35,888 square feet of leasable area. The centre will be expanded in 2007 with the construction of 13,000 square foot of expansion space for Omer de Serres.

Carrefour Neufchatel
4605 Blvd. De l'Auvergne, Neufchatel, Quebec

Centre Super Carnaval Neufchatel is a 233,229 square foot enclosed shopping centre. The centre is anchored by a recently constructed freestanding Super C (Metro Richelieu) grocery store, L'Aubanerie and Jason Furniture. National tenants at the centre include Rossy, Reitmans, Radio Shack and Bentley Leather.

Centre Carnaval (Drummondville)
565 St. Joseph Boulevard, Drummondville, Quebec

Centre Super Carnaval in Drummondville, Quebec is a 144,500 square foot unenclosed community shopping centre with two anchor tenants, Super C (Metro Richelieu) and Staples. National tenants located at the property include Laurentian Bank and Corbeil Electrique.

Centre Carnaval (LaSalle)
7401 Newman Boulevard, Ville LaSalle (Montreal), Québec

Built in 1986, Centre Super Carnaval La Salle is an open neighbourhood shopping centre that includes a five-storey office complex. The total leasable area is 206,869 square feet, divided between the shopping centre (155,378 square feet) and the office complex (51,491 square feet). The major tenants in the shopping centre include Super C (Metro Richelieu) and L'Aubainerie while the major tenants within the office space are Metro Richelieu and Nautilus Plus. The property also includes Boccacino's, a freestanding restaurant located on the corner section of the lot at the intersection of Newman and Leger Boulevards.

Centre Carnaval (Montreal)
6900 St. Jacques Street West, Montreal, Québec

This unenclosed shopping centre is primarily a Super C (Metro Richelieu) location with ancillary space. The total leasable area is 67,815 square feet, 81% of which is occupied by Super C. The centre is situated west of the Westmount district of Montreal. The centre was built in 1987.

Centre Carnaval (Pierrefonds)
11701-11845 Pierrefonds Boulevard, Pierrefonds, Québec

Built in 1986, this unenclosed shopping centre contains 129,589 square feet of leasable space. The anchor tenant is Super C (Metro Richelieu), which occupies 55,000 square feet of the leasable space. The centre is located in a residential section of Montreal that offers a large customer base. National tenancies include TD Canada Trust and Subway.

Centre Carnaval (Trois Rivières)
1325 Pel Del'Hotel De Ville, Trois Rivières, Quebec

Centre Carnaval Trois Rivières is an 112,882 square foot unenclosed community shopping centre. The centre is anchored by a 54,000 square foot Super C (Metro Richelieu) supermarket and a 22,000 square foot Rossy junior department store. National retailers include Dollarama and National Bank.

Centre de la Concorde (Laval)
4400 Concorde Blvd., Laval, Quebec

Centre de la Concorde is an 111,112 square foot unenclosed community shopping centre anchored by a 65,000 square foot Super C (Metro Richelieu) supermarket. The property is located on the southwest corner of Autoroute 25 and Boulevard de la Concorde.

Centre Jacques-Cartier
1401 Chemin de Chambly, Longueuil, Quebec

Centre Jacques Cartier is a 213,400 square foot enclosed shopping centre located in the heart of the former City of Longueil. The property is anchored by a 31,000 square foot IGA (Sobey's) supermarket, a 24,000 square foot Value Village, a 16,000 square foot Rossy junior department store as well as a 14 screen Guzzo Cinema. National tenancies at the property include Pharmaprix (Shoppers Drug Mart), CIBC, Blockbuster and Burger King. We purchased this property in September 2002 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest in the property.

Centre Regional Chateauguay
184-200 d'Anjou Boulevard, Chateauguay, Quebec

The property is located on the south side of d'Anjou Blvd. in the Montreal suburb of Chateauguay. The property is located on the primary commercial artery of the community. Acquired in February 2002 in a joint venture with Kimco Realty Corporation, we own 50% of the enclosed centre that encompasses 211,128 square feet of leasable area. The property is anchored by Super C (Metro Richelieu) and Hart. The property contains a mix of national tenants including Royal Bank, Reitmans, Radio Shack and Foot Locker.

Centre RioCan Kirkland I & II
3200 Jean Yves St., Kirkland, Quebec

Located on the West Island of Montreal, a portion of the site was acquired in December 1999 containing an 87,467 square foot Famous Players Coliseum theatre that serves as the site's primary anchor. The theatre committed to a long-term lease expiring in December 2024. The remainder of the site was acquired in March 2002, and is leased to high-quality tenants including Staples, Winners, Pier 1 Imports, Danier Leather, Jacob, Roots, Aldo, Guess, Kelsey's, Montana's and Tim Hortons.

Centre St. Martin
965 Boulevard Cure-Labelle, Laval, Quebec

Centre St. Martin is a 241,492 square foot shopping centre located in the western portion of Laval. The property is anchored by a 39,000 square foot The Brick and a 45,000 square foot Club Enterpot – Provigo (Loblaws) supermarket. National tenants include Pharmaprix (Shoppers Drug Mart), Royal Bank, Rossy and Reitmans.

Chaleur Centre
400 Route 430, Big River, New Brunswick

Chaleur Centre is a single level, enclosed shopping mall located in the Bathurst suburb of Big River, New Brunswick. It encompasses 275,053 square feet of leasable area. The centre is anchored by Wal-Mart, who no longer operates from their premises but will continue to pay rent until January 2008, and by Client Logic, who operate a call centre from their premises.

Chapman Mills Marketplace
3651 – 3701 Strandherd Drive, Ottawa, Ontario

This property is currently being developed into a 541,856 square foot new format retail centre. We acquired a 62.5% interest in the property in March 2004 from Trinity Development Group Inc., who own the remainder of the site. The site is anchored by a 130,000 square foot Wal-Mart store and a 115,000 square foot Loblaws food store, which owns its own premises but operates as part of the shopping centre. National tenants include Winners, Staples, Super Pet, Mark's Work Wearhouse (Canadian Tire), Reitmans, Kelsey's and Pizza Pizza.

A second phase of the property totalling 117,000 square feet was completed in 2006. Tenants located in this portion of the shopping centre include Galaxy Cinemas (Cineplex), Indigo Books, Sport Chek and L.C.B.O.

Charlottetown Mall
670 University Avenue, Charlottetown, Prince Edward Island

This enclosed mall contains 330,622 square feet of leasable area. The centre is anchored by a 108,000 square-foot Zellers, a freestanding 36,000 square foot Loblaws supermarket, a 19,000 square foot Sport Chek and a 26,000 square foot Winners store. The majority of the centre is leased to national tenants including Dollarama, Bank of Montreal, La Senza, Reitmans and Moores. We sold a 50% interest in the property to Kimco Realty Corporation in August 2002.

Cherry Hill Shopping Centre
800-845 Tower Street South, Fergus, Ontario

Located at the intersection of Tower Street (Highway #6) and MacQueen Boulevard, this community shopping centre contains 73,837 square feet anchored by a 64,000 square foot Zehrs (Loblaws) grocery store. The centre was purchased in July 2006.

Churchill Plaza
Highway 17B & Churchill Blvd., Sault Ste. Marie, Ontario

Churchill Plaza is a 167,232 square foot unenclosed shopping centre serving Sault Ste. Marie and surrounding areas. The shopping centre is anchored by an A&P (Metro Richelieu) supermarket and contains a strong mix of retailers including Pharma Plus, L.C.B.O. and Subway. The centre will be expanded in 2007 with the development of a 7,300 square-foot freestanding pad to be occupied by PartSource (Canadian Tire).

City View Plaza
1508 Merivale Road, Nepean, Ontario

City View Plaza is situated at the intersection of Merivale Road and Lotta Avenue in the residential community of Nepean, a suburb of Ottawa. This centre contains 60,400 square feet of leasable area and is host to a variety of service-oriented national and local retailers including LeBaron Sports, PartSource (Canadian Tire) and Pharma Plus.

Clarkson Crossing
920-980 Southdown Road, Mississauga, Ontario

We purchased this property in 2004 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% ownership. Clarkson Crossing is situated in the westerly part of the GTA, within southwestern Mississauga. The property is located on one of the major arteries in Mississauga within an established and growing community. The centre contains 213,068 square feet of leasable area anchored by a 54,000 square feet Dominion (Metro Richelieu) supermarket and a 61,000 square feet Canadian Tire, which underwent a 12,000 square foot expansion in 2006. Other major tenants include Shoppers Drug Mart, L.C.B.O. and Quizno's.

Clarkson Village Shopping Centre
1865 Lakeshore Road West, Mississauga

Clarkson Village is prominently located within its community a short distance west of Clarkson Road on Lakeshore Rd. W. The 64,313 square foot unenclosed shopping facility has been serving the community since 1987 and is anchored by HomeSense (Winners) and Forzani's Sport Mart. In December 2006, RioCan entered into a joint venture with Chartwell Seniors Housing REIT and Spectrum Seniors Housing Development to redevelop the site into a mixed-use building featuring seniors housing units and street-front retail.

Clearbrook Town Square
32,500 South Fraser Way, Abbotsford, British Columbia

We purchased this property in 2001 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% ownership. The centre contains 188,264 square feet and is anchored by Safeway and Staples. National tenants include HSBC Canada, Swiss Chalet, Starbucks and H&R Block.

Colborne Plaza
603 Colborne Street East, Brantford, Ontario

This property is an unenclosed centre with 70,397 square feet of leasable space. Zehrs (Loblaws) and Jumbo Video are the anchor tenants, collectively accounting for 60% of the leasable area. National tenants include Pet Valu and Pizza Pizza. Colborne Plaza was built in 1990.

Coliseum Theatre
13090 Carling Avenue, Ottawa, Ontario

This 14.83-acre site acquired in July 2005, consists of a 73,584 square foot Famous Players (Cineplex) Theatre. The site contains excess density totalling 27,940 square feet, of which 17,000 square-feet will be constructed for Shoppers Drug Mart in 2007.

Collingwood Centre
55 Blue Mountain Road, Collingwood, Ontario

The Collingwood Centre is a community shopping centre currently consisting of 235,942 square feet of retail space. The centre is located at the northeast corner of Blue Mountain Road and Highway 26 and is anchored by Zellers, Canadian Tire and Price Chopper. National tenants include Mark's Work

Wearhouse (Canadian Tire), Montana's, Casey's, The Source and Pet Valu. Additionally, Canadian Tire completed a 15,000 square foot expansion to its store in November 2006 and a 5,000 square feet is anticipated to be constructed in 2007.

Commissioners Court Plaza
509 Commissioners Road West, London, Ontario

Built in 1987, Commissioners Court Plaza is a 94,140 square foot, single-storey L-shaped strip plaza. The centre is anchored by a 58,000 square foot Food Basics (Metro Richelieu). National tenancies include Tim Horton's and Little Caesar's.

Confederation Mall
300 Confederation Drive, Saskatoon, Saskatchewan

Confederation Mall is a 328,833 square foot enclosed community shopping centre situated on a 26.25-acre site, located on the west side of Saskatoon, Saskatchewan. The centre is anchored by a variety of key tenants including a 149,000 square foot Wal-Mart and a 47,000 square foot Safeway. Originally constructed in 1973, the centre underwent renovation and expansion in 1990. The centre contains a strong mix of national tenants including Bank of Montreal, Mark's Work Wearhouse (Canadian Tire), Sport Mart, Petland, Foot Locker and the Saskatchewan Liquor Board who expanded its premises in 2001. In June 2005 the centre was sold to the RioCan Retail Value Limited Partnership in which RioCan holds a 15% ownership interest.

Coulter's Mill Marketplace
1450 Clark Avenue West, Thornhill, Ontario

Coulter's Mill Marketplace is an unenclosed, single-storey shopping centre that was purchased in March 2005. The centre is located in the northeast part of the community of Thornhill with a total leasable area of 73,667 square feet. The site is anchored by Staples and Dollarama.

County Fair Mall
275 Brockville Street, Smiths Falls, Ontario

This 162,942 square foot enclosed centre is located in the heart of a densely populated residential area in the city of Smiths Falls. The centre is anchored by Zellers and A&P (Metro Richelieu), and contains a number of national tenants including Reitmans, Stitches, Warehouse One and Payless ShoeSource.

Dilworth Shopping Centre
2339 Highway 97 North, Kelowna, British Columbia

Constructed in 1990, this centre comprises six buildings totalling 197,432 square feet, of which 5,600 square feet is second-storey office space. The centre is anchored by Safeway and Staples. National tenancies include TD Canada Trust, Rogers Video, Boston Pizza, Dairy Queen and Penningtons.

Donald Plaza
1235 –1265 Donald Street, Ottawa, Ontario

The centre was acquired in October 1996 and contains national tenants including Winners, Dollarama and BouClair. The site is adjacent to and operates contiguously with RioCan St. Laurent. We sold a 50% interest in the property in June 2002 to Kimco Realty Corporation.

Dougall Plaza
2491-2505 Dougall Road, Windsor, Ontario

Dougall Plaza is an unenclosed centre consisting of 126,903 square feet of retail space built in 1977. The plaza is anchored by a 28,000 square foot Food Basics (Metro Richelieu), Fabricland and a fitness club.

Eastcourt Mall
1390 2nd Street East, Cornwall, Ontario

Located at the northwest corner of 2nd Street East and Glengarry Boulevard, this 180,318 square foot enclosed mall is anchored by Zellers. The centre has a mix of national tenants that includes Royal Bank, Reitmans, Blockbuster, Subway and The Beer Store. In addition, there are three single tenant and one multi-tenant freestanding pads on site.

Elmvale Acres Shopping Centre
1910 St. Laurent Blvd., Ottawa, Ontario

Elmvale Acres Shopping Centre is a 147,332 square foot enclosed shopping centre with a 43,000 square foot Loblaws and a mix of national tenants that include Pharma Plus, Royal Bank, L.C.B.O., The Beer Store and Blockbuster. Additional development potential of approximately 15,000 square feet exists at the site. We purchased the property in November 2004.

Empress Walk
5095 Yonge Street, Toronto, Ontario

Empress Walk is a 238,811 square foot urban retail entertainment destination, located north of the intersection of Yonge Street and Sheppard Avenue, opposite to Mel Lastman Square in the heart of North York. A 63,644 square-foot Empire Theatres anchors the property. The shopping centre has a mix of national tenants that includes Staples, Wendy's, Fabricland and Future Shop. In addition, Loblaws owns and operates a 58,000 square foot supermarket as part of the complex.

Fairlawn Centre
Carling Avenue & Fairlawn Avenue

This well located community shopping centre was constructed in 2006 on lands retained from our disposition of the adjacent Fairlawn Mall in 1999. The centre contains 8,322 square feet leased to three tenants including Sleep Country.

Fallingbrook Shopping Centre
1675 Tenth Line Road, Ottawa (Orleans), Ontario

This unenclosed community shopping centre was built in 1987 and consists of 97,549 square feet. The centre is anchored by a 33,000 square foot Loeb (Metro Richelieu) supermarket. Other national tenancies include The Beer Store, Shoppers Drug Mart, Rogers Video, Subway, Pizza Pizza and Tim Horton's. Shoppers Drug Mart will expand in 2007 into the premises formerly occupied by the L.C.B.O.

Five Points Shopping Centre
285 Taunton Road East, Oshawa, Ontario

Located at the southeast corner of Ritson Road North and Taunton Road East, this 408,547 square foot centre contains both enclosed and unenclosed components. The enclosed component is anchored by Zellers and A&P (Metro Richelieu), and has a mix of national tenants that includes National Sports, TD Canada Trust and Rogers Video. The unenclosed component of the centre was constructed in 2000 and 2005, and is tenanted by Winners, Staples, BouClair, Premier Fitness, Seas and Casey's Restaurant.

Frontenac Mall
300 Bath Road, Kingston, Ontario

Frontenac Mall is a 281,413 square foot enclosed centre situated on a 23-acre site, between the downtown and the residential suburbs of the City of Kingston, Ontario. The centre was originally constructed in 1967, expanded in 1978 and is currently under redevelopment. Upon completion of the redevelopment in 2007, Food Basics (Metro Richelieu) (40,000 square feet), Premier Fitness (55,000 square feet), Value Village (34,000 square feet) and Liquidation World (25,000 square feet) will anchor the property. In addition the property benefits from key national tenants include Payless ShoeSource and Bell Mobility. In November 2005 the centre was sold to the RioCan Retail Value Limited Partnership, in which RioCan hold a 15% ownership interest.

Galaxy Centre
Owen Sound, Ontario

The Galaxy Centre comprises 91,563 square-feet of retail premises, anchored by a Galaxy Cinemas (Cineplex), No Frills (Loblaws) and Giant Tiger.

Galeries Laurentides
500 Boulevard des Laurentides, St. Jerome, Quebec

Galeries Laurentides is an enclosed community shopping centre located at the intersection of Boulevard des Laurentides and Boulevard Lachapelle. The total leasable area is 449,340 square feet, divided between the shopping centre (318,642 square feet) and the office complex (130,698 square feet). The retail component is anchored by a 73,000 square foot Zellers and a 26,000 square foot Maxi (Loblaws). The property also contains national tenants The Source and Stitches. The property was acquired in October 2004.

Galeries Mille-Iles
315 Boulevard Cure-Labelle, Rosemere, Quebec

This 250,023 square foot enclosed shopping centre is located at the southwest corner of Boulevard Cure-Labelle and Boulevard Bouthillier. A 92,000 square foot Maxi (Loblaws) supermarket and a 73,000 Zellers junior department store anchor the centre. The property is tenanted by national retailers Staples, Mark's Work Wearhouse (Canadian Tire), CIBC and Sports Experts. Additional development potential of approximately 25,000 square feet exists at the site. The property was acquired in October 2004.

Glenmore Landing
1600 - 90th Avenue S.W., Calgary, Alberta

Constructed in 1985, Glenmore Landing has a leasable area of 147,234 square feet. National tenants, including Canada Safeway, Bank of Montreal, McDonald's Restaurant, TD Canada Trust and a Canada Safeway Gas Bar, occupy over 50% of the site. A restoration and revitalization project in which we will replace the roof and exterior stucco, as well as make significant improvements to signage, landscaping and lighting is currently scheduled to commence Spring 2007. We have a 50% ownership interest in the property.

Gloucester Silver City
Oglivie Road/Highway 17 at Blair Road, Gloucester, Ontario

Located on the northwest corner of the Oglivie Road and Highway 17 intersection, this centre draws from a primary trade area of 280,000 people. Anchored by an 81,000 square foot Famous Players Silver City, a 24,000 square foot Chapters and a 24,000 square foot Future Shop, the first phase of the centre was completed and fully operational in late-1999 . The second phase of the site is tenanted by a number of strong national tenants including Old Navy, Sport Mart, Guess, Jacob, Moores and Casey's. We have a 60% ownership interest in the property.

Goderich Wal-Mart Centre
263 Huron Road, Goderich, Ontario

Goderich Wal-Mart Centre comprises 96,930 square feet. An additional 26,500 square feet of retail area may be developed on this site. Major tenants include Wal-Mart, Blockbuster and Harvey's. In March 2004, Loblaws purchased its existing 60,000 square foot premises that continues to operate as part of the shopping centre. In addition, Canadian Tire owns and operates a store contiguous to and operating as a part of the centre.

Granby
840-854 Rue Principale, Granby, Quebec

Granby is a 49,304 square foot shopping centre located at the intersection of Rue Principale and Rue Authier. This strip centre is anchored by a 24,000 square foot Maxi (Loblaws). National tenants operating at the shopping centre include Reitmans and Penningtons.

Green Lane Centre
Yonge Street & Green Lane West, Newmarket, Ontario

This 40-acre site was developed into a 417,480 square foot new format retail centre. The site is anchored by a 137,000 square foot Costco and a 123,000 square foot Loblaws store (both of which own its own lands) as well as a 28,000 square foot Linens 'N' Things and a 22,000 square foot Michaels. The remainder of the site is occupied by national tenants including PETsMART, Stitches, Reitmans, and La Senza. Three freestanding pads (TD Canada Trust, Milestones and Kelsey's) were sold in February 2004. Substantially completed in 2004, the site was developed by a partnership between us (33%), Trinity Development (33%) and Kimco Realty Corporation (33%).

Hamilton Highbury Plaza
941-945 Hamilton Road and 94 Giles Street, London, Ontario

This single-storey retail centre is situated on the southwest corner of Highbury Avenue and Hamilton Road. The centre was constructed in 1983 and is located on partially freehold land and partially leased land - such leases expire September 14, 2023. The property comprises 5,269 square feet of leasable area demised into three units.

Hartsland Market Square
160 & 200 Kortright Road West, Guelph, Ontario

Acquired in November 2004, Hartsland Market Square has a leasable area of 108,717 square feet. The centre is anchored by a 59,000 square foot Zehrs (Loblaws), complemented by national tenants including Blockbuster, Scotiabank, and TD Canada Trust.

Heart Lake Town Centre
180 Sandalwood Parkway, Brampton, Ontario

Heart Lake Town Centre is an unenclosed shopping centre located at the northwest corner of Sandalwood Parkway and Kennedy Road in Brampton, Ontario and contains an aggregate of 127,489 square feet of gross leasable area. Major tenants include A&P (Metro Richelieu), Shoppers Drug Mart, The Beer Store, Blockbuster and Bank of Montreal.

Highbury Shopping Plaza
1295 Highbury Avenue, London, Ontario

Highbury Shopping Centre is a 70,932 square foot unenclosed community shopping centre located in London, Ontario. The centre is anchored by a 31,000 square foot Premier Fitness, and contains national tenants Blockbuster and Pet Valu.

Hunt Club Centre
3310 McCarthy Road, Ottawa, Ontario

The Hunt Club Centre is an unenclosed shopping centre located at the intersection of McCarthy Road and Paul Anka Drive in Ottawa, Ontario and contains an aggregate of 67,030 square feet of gross leasable area. A&P (Metro Richelieu), Shoppers Drug Mart, Rogers Video and Scotiabank are the major tenants.

Impact Plaza
10040-152nd Street, Surrey, British Columbia

Acquired in August 2006, Impact Plaza is an unenclosed shopping centre located at the intersection of 101st Avenue and 152nd Street in Surrey, British Columbia. The centre contains an aggregate of 134,208 and is anchored by a TNT Supermarket. National tenants include Sleep Country, Pharmasave and Moores.

Innes Road Plaza
Cyrville Road/Innes Road, Ottawa, Ontario

Located at the southeast corner of Cyrville Road and Innes Road, this 47,658 square foot centre consists of three buildings leased to a number of national tenancies including PETsMART, The Shoe Company, Swiss Chalet/Harvey's and Tim Horton's. In addition, Costco owns and operates a 120,000 square foot store contiguous with, and operating as a part of the shopping centre.

Jasper Gates Shopping Centre
14915-15061 Stoney Plain Road, Edmonton, Alberta

Built in 1991, Jasper Gates Shopping Centre is a 149,460 square foot strip centre, of which we own 94,460 square feet. The centre contains two large multi-tenant commercial buildings with three retail pads and a gas bar. Safeway owns and operates a store adjacent to, and operating as a part of this centre. National tenants include a London Drugs, TD Canada Trust, Rogers Video and Starbucks.

Junction, The
32525/32555 Mission Way, Mission, British Columbia

We acquired this property in 2001 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest. The property is located in a highly visible location in the heart of the Central Fraser Valley approximately one hour from Vancouver. The Junction encompasses 282,474 square feet of gross leasable area. Save-On-Foods, Famous Players (Cineplex) Theatre, London Drugs, TD Canada Trust and Tim Horton's anchor this unenclosed shopping centre. Canadian Tire has recently opened a 48,000 square foot store that it owns and operates as part of the centre. The site has additional retail density of approximately 70,000 square feet, of which 15,000 square feet has been leased to Staples, who commenced operations in the newly constructed pad in April 2006. We will construct a further 10,000 square feet in 2007, substantial completion of which is projected for the fourth quarter.

Kanata Centrum Shopping Centre
130 & 300 Earl Grey Drive, Kanata, Ontario

This shopping centre opened in the summer of 1996 and currently contains 496,402 square feet. Major tenants of this shopping centre include Wal-Mart, Loblaws, L.C.B.O., Chapters, TD Canada Trust, Rogers Video and Harvey's.

Kendalwood Park Plaza
1801 Dundas Street East, Whitby, Ontario

Kendalwood Park Plaza is an unenclosed shopping centre located at Dundas Street East and Kendalwood Road. The centre has a gross leasable area of 159,120 square feet. The centre is anchored by Price Chopper (Sobey's), Value Village and Pet Valu, and includes a mix of national tenants that includes Shoppers Drug Mart, Dollarama, PartSource (Canadian Tire) and Fabricland. We sold a 50% interest in the property to Kimco Realty Corporation in June 2002.

Kennedy Commons
2021 Kennedy Road, Scarborough, Ontario

Kennedy Commons is a 467,974 square foot new format retail centre, consisting of nine separate buildings and a Rona that is not owned by the co-ownership but operates as part of the shopping centre. Additional anchors include Dominion (A&P), AMC Cinemas, Chapters, Sears Whole Home and The Brick, and national tenants include Golf Town, Canada Trust, Grafton Fraser, Tim Horton's and L.C.B.O. We have a 50% ownership in this property.

Kildonan Crossing Shopping Centre
1615 Regent Avenue West, Winnipeg, Manitoba

This community shopping centre has a leasable area of 178,875 square feet and is anchored by a 58,000 square foot Safeway food store. National tenants include TD Canada Trust, Petcetera, Penningtons and Boston Pizza.

Lachute Wal-Mart Centre
480 Bethany Road, LaChute, Quebec

This centre is currently comprised of a 75,681 square foot Wal-Mart store. An additional 15,400 square feet may be developed, constructed and leased on the site. In addition, Loblaws owns and operates a store adjacent to, and operating as a part of, this centre.

Langstaff Place Shopping Centre
8535, 45, 55, 65 & 85 Highway No. 27, Woodbridge, Ontario

This shopping centre contains 37,769 square feet of commercial retail units. Major tenants include Scotiabank and CIBC. Loblaws owns a No Frills store contiguous with, and operating as part of, the shopping centre.

Lawrence Square
700 Lawrence Avenue West, Toronto, Ontario

Lawrence Square is a 679,575 square foot enclosed shopping centre located at the intersection of Lawrence Avenue and Allen Road in Toronto, Ontario. The centre is comprised of two retail levels and two office levels, representing 385,306 square feet of retail space and 190,544 square feet of office space. A separate building on the property adds an additional 103,725 square feet of office space. The property was built in 1989.

Three major tenants, Zellers, Canadian Tire and Fortino's (Loblaws) anchor the centre. Collectively they occupy over 60% of the leasable space. Hudson's Bay Company is the major tenant of the office tower and the sole occupant of the 103,725 square foot freestanding office building.

Les Galeries Lachine
2972 Rue Remembrance, Lachine, Quebec

Les Galeries Lachine is an enclosed shopping centre containing 167,447 square feet located in the borough of Lachine. The property is anchored by a 34,921 square foot Maxi (Loblaws), and has mix of national tenants that includes Rossy, Pharmaprix (Shoppers Drug Mart), TD Canada Trust, Reitmans, Radio Shack and Subway. The site contains excess density on which a 5,000 square feet is scheduled to be developed in 2007.

Les Galeries Richelieu
1000 Semiaire Blvd., St- Jean-sur-le- Richelieu, Quebec

Les Galeries Richelieu is a 209,127 square foot new format centre situated on Seminaire Boulevard, St-Jean-sur-le-Richelieu's primary commercial artery. Anchor tenants include CLSC (70,000 square feet), Jason Furniture (61,000 square feet), Maxi (34,000 square feet) and Staples (26,000 square feet). Additionally, an 8,000 square foot pad is currently being developed for Scores, who will commence operations in Q1 2007. This property forms part of the RioCan Retail Value Limited Partnership with a 60% interest held by the Teachers Insurance and Annuity Association - College Retirement Equities Fund, a 25% interest held by the Ontario Municipal Employees Retirement System, and a 15% interest held by us.

Lethbridge Towne Square
905 1st Avenue South, Lethbridge, Alberta

Located at the intersection of Stafford Drive and Crowsnest Trail, Lethbridge Towne Square is a strip plaza consisting of 79,396 square feet of leasable area. This site was completed in 1990 and is anchored by London Drug.

Levis Small
110-128 Route du President-Kennedy, Levis, Quebec

This single-storey retail strip centre is situated on the southwest corner of Route due President-Kennedy and Rive Sud. The centre was constructed in 1985 and is located on one of Levis' main arterial roads. The property comprises 19,081 square feet of leasable area divided into eight units. We purchased the property as part of an eight-property transaction in May 2004.

Lincoln Fields Shopping Centre
2525 Carling Avenue, Ottawa, Ontario

This 289,558 square foot enclosed shopping centre is located in the heart of a densely populated residential area in the City of Ottawa. We purchased this property in May 2002 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% ownership interest. A Wal-Mart junior department store and a Loeb (Metro Richelieu) supermarket anchor the centre. The property is tenanted by a number of national retailers including Pharma Plus, Moores, Subway and Wendy's.

London Plaza
4465 Wellington Road South, London, Ontario

This 52,167 square foot community shopping centre is located south of Highway 401 on Wellington Road South. This shopping centre was completed in 1961 and underwent improvements in 1991. The centre is anchored by Value Village. A lease buyout was negotiated with Zellers in July, providing us the opportunity to re-develop the lands and add further value to the property.

Madawaska Centre
11 Madawaska Centre Drive, St. Basile, New Brunswick

This 271,821 square foot enclosed shopping centre is anchored by a 91,000 square foot Zellers, a 28,000 square foot Staples and a 20,000 square-foot call centre leased by Teletech Canada. National tenancies include Reitmans, Mark's Work Wearhouse (Canadian Tire), Suzy Shier and Tim Horton's.

Markington Square
3201-3227 Eglinton Avenue East, Scarborough, Ontario

Markington Square is a strip community shopping centre situated on 14.89 acres and comprises 174,997 square feet of gross leasable area. The centre is located on Eglinton Avenue East between Kingston Road and Markham Road in the densely populated area of Scarborough. The centre is anchored by a 51,000 square foot A&P (Metro Richelieu) and a 61,000 square foot Zellers Select. The remainder of the centre is a mix of national and independent retailers including The Beer Store, Shoppers Drug Mart and McDonald's.

Mayfield Common
170th Street & Stoney Plain Road, Edmonton, Alberta

Mayfield Common is a 429,953 square foot new format retail centre located at the Stoney Plain Road and Mayfield Road intersection, near the West Edmonton Mall. The centre is anchored by a 101,000 square foot Save-On-Foods and a 60,000 square-foot Winners/Homesense. Other national tenants include Sport Chek, Penningtons, Office Depot, Roots, Town Shoes, Liz Claiborne, Globo, Jacob and Bank of Montreal. Sun Life Assurance Company of Canada owns 70% of the site.

Meadowlands Power Centre
Golf Links & Martindale Crescent, Ancaster, Ontario

Meadowlands Power Centre contains 589,177 square feet leased to national tenants including HomeSense (Winners), Future Shop, Kelsey's, Moores, Michaels, PETsMART and Sport Chek. In addition, Costco, Home Depot, Zellers and Sobey's operate stores contiguous to, and as a part of, the site.

Mega Centre Beauport
Avenue Joseph Cavasavant & Rue Clemenceau, Beauport, Quebec

Mega Centre Beauport in Quebec City is a new format retail centre that, upon completion, will comprise 345,000 square feet. The shopping centre is anchored by a Reno that owns its own premises but operates as part of the site, and by a 74,929 square foot Cineplex Odeon Cinemas. National tenants include Staples, Future Shop (Best Buy) Sports Experts, Addition Elle and Burger King. To complete this site, we intend to develop 13,500 square feet of retail space on the Cineplex portion of the site in late 2007.

Mega Centre Cote Vertu
3600 de la Cote-Vertu Boul., St. Laurent, Quebec

Mega Centre Cote Vertu is a 413,560 square foot enclosed community shopping centre located at the intersection of Boulevard Cote Vertu and Rue Begin in close proximity to the TransCanada Highway. Anchor tenants include Brault Martineau (77,000 square feet), Winners (34,000 square feet), Future Shop (30,000 square feet) and Staples (25,000 square feet). A 110,000 square foot Rona owned home improvement store is located adjacent to the property and acts as a shadow anchor. This property forms part of the RioCan Retail Value Limited Partnership with a 60% interest held by the Teachers Insurance and Annuity Association - College Retirement Equities Fund, a 25% interest held by the Ontario Municipal Employees Retirement System, and a 15% interest held by us.

Mega Centre Lebourgneuf I & II
Boul des Gradins & Rue Bouvier, Quebec City, Quebec

Upon completion, Mega Centre Lebourgneuf I & II in Quebec City will be an unenclosed new format retail centre that will total 918,000 square feet. It is anchored by (user-owned) retailers Costco, Home Depot, Canadian Tire and Loblaws. National tenants include L'Aubainerie, Winners/HomeSense, Sports Experts, Staples, Tommy Hilfiger, Tristan, Jacob, Aldo, La Vie en Rose, Reitmans and Moores. Two additional phases comprising 62,000 square feet will be completed and acquired by us in 2007. In addition, vacant land will be acquired in 2007 that will be developed into an additional 90,000 square feet of retail space in 2008. Upon completion, our owned interest will be approximately 508,000 square feet.

Mega Centre Notre Dame I & II
Autoroute 13, St. Dorothee, Quebec

Mega Centre Notre Dame I & II in Laval will comprise 791,000 square feet anchored by (user-owned) retailers Super C (Metro Richelieu) and Zellers. National tenants include Winners/HomeSense, L'Aubainerie, Sports Experts, Mexx, Blockbuster, Guess, Tristan and Penningtons. One additional phase comprising 110,000 square feet will be completed and acquired by us in 2007. In addition, vacant land will be acquired in 2007 that will be developed into an additional 71,000 square feet of retail space by late in the year. Upon completion, our owned interest will be approximately 606,000 square feet.

Merivale Market
1465 Merivale Road, Nepean, Ontario

This site has recently been developed into a 79,000 square foot new format retail centre. The site is anchored by a 30,000 square foot Food Basics (Metro Richelieu) and is occupied by a number of national retailers including Shoppers Drug Mart, Bulk Barn and Rogers Wireless. We have a 75% ownership interest in the property.

Midtown Mall
200 John Street West, Oshawa, Ontario

Midtown Mall is an enclosed single-storey 177,542 square foot retail facility with second-storey office space located at the northwest corner of John Street and Centre Street South in Oshawa, Ontario. An A&P (Metro Richelieu) supermarket operates adjacent and as part of the shopping centre. Major tenants include Le Skratch, Only Deals, Liquidation World and MTO.

Millcroft Shopping Centre
2000 – 2080 Appleby Line, Burlington, Ontario

We purchased this property in December 2003 as part of a joint venture with CMHC, providing each partner with a 50% interest in the property. Located at the intersection of Appleby Line and Upper Middle Road, the property's anchor tenants include Zellers, Canadian Tire (recently expanded by 10,000 square feet) and Ultra Food & Drug (Metro Richelieu). The new format centre contains various national tenants including Shoppers Drug Mart, Mark's Work Warehouse (Canadian Tire), TD Canada Trust, L.C.B.O. and The Beer Store.

Miracle Plaza
119 Osler Drive, Hamilton, Ontario

Miracle Plaza is an 83,765 square foot unenclosed shopping centre anchored by a 54,000 square foot The Barn (Metro Richelieu) supermarket. National tenancies include TD Canada Trust, L.C.B.O. and East Side Mario's. The property was built in 1990.

Mississauga Plaza
3100 Dixie Road, Mississauga, Ontario

Mississauga Plaza is an unenclosed shopping centre located on the northwest corner of Dundas Road and Dixie Street, containing an aggregate of 174,626 square feet of gross leasable area. The centre is currently anchored by Price Chopper (Sobey's). The other anchor, Zellers, vacated the centre upon its July 2006 lease expiry. The premises has subsequently been released to Premier Fitness (48,000 square feet), Taliz (31,000 square feet) and Liquidation World (19,000 square feet).

New Liskeard Wal-Mart Centre
133 Highway No. 11, New Liskeard, Ontario

This unenclosed shopping centre contains 127,498 square feet. Major tenants include Wal-Mart, Mark's Work Wearhouse (Canadian Tire) and Harvey's. In addition, Canadian Tire owns and operates a store adjacent to, and as a part of this centre. Additional development potential of approximately 6,500 square feet exists at the site.

Niagara Falls Plaza
6777 Morrison Street, Niagara Falls, Ontario

Built in 1968, the 143,825 square foot unenclosed community shopping centre is located at the northeast corner of Morrison Street and Dorchester Road. The plaza is anchored by an expanded 101,217 square foot Zellers, and a 33,275 square foot IGA (Sobey's). Collectively these tenants account for over 93% of the total gross leasable area.

Niagara Square
7555 Montrose Road, Niagara Falls, Ontario

Purchased in October of 2004, Niagara Square is an enclosed community shopping centre comprising 410,320 square feet located in Niagara Falls within the Niagara Region of southwestern Ontario. The total

site is 55 acres including 13.9 acres of expansion lands of which approximately 7 acres has been sold to Canadian Tire in order to construct a new 85,000 square foot premises.

In 2006 the property underwent a significant redevelopment that saw the former Zellers premises (94,500 square feet) demolished and replaced with a new Winners (31,967 square feet), Linen's 'N' Things (26,227 square feet), Future Shop (20,029 square feet) and Petcetera (10,076 square feet). The aforementioned tenants commenced operations between August and October of 2006. The Bay (102,000 square feet) vacated in January 2007, providing the opportunity to redevelop the premises into five "box" units ranging in size from 5,000 – 19,000 square feet. In addition, the construction of three new freestanding pads, with an aggregate area of 18,700 square feet, has been scheduled to commence in 2007.

In addition to the tenants that replaced Zellers, the property is anchored by a 46,000 square foot stadium seating Cineplex Odeon Cinemas and includes national retailers such as La Senza, Northern Reflections, Payless ShoeSource, International Clothiers and Shoppers Drug Mart. The property forms part of the RioCan Retail Value Limited Partnership with a 60% interest held by the Teachers Insurance and Annuity Association - College Retirement Equities Fund, a 25% interest held by the Ontario Municipal Employees Retirement System, and a 15% interest held by us.

North Edmonton Cineplex Centre
14321-137th Avenue, Edmonton, Alberta

North Edmonton Cineplex Centre was purchased during 2005. The centre is situated on a 12-acre site and contains 75,836 square feet of urban theatre and restaurant development. The property has convenient access to St. Albert's Trail, which is a major arterial road to the City of St. Albert. The 65,000 square foot Cineplex Odeon Cinemas has 14 screens and seating capacity for 2,761 patrons. Chuck E. Cheese operates a recently constructed restaurant in the adjoining 11,000 square foot pad.

Northgate Village Shopping Centre
495 & 555 36th Street N.E., Calgary, Alberta

Northgate Village Shopping Centre contains 404,609 square feet, of which 120,000 square feet has been redeveloped and 100,000 square feet has been added since 1994. The centre is anchored by Safeway, and is complemented by various national tenancies including Staples, JYSK, Gold's Gym Fabricland, The Shoe Warehouse, Red Lobster, The Olive Garden, The Keg, Wendy's and Harvey's. Home Depot owns a store contiguous to, and operating as part of the shopping centre.

Northumberland Square
2441 King George Highway, Miramichi, New Brunswick

Northumberland Square is a 208,407 square foot shopping centre located at the intersection of King George Highway and Rennie Road. This enclosed shopping centre is anchored by a 91,000 square foot Zellers and draws consumers from a broad trade area. The centre contains a mix of national retailers that includes Shoppers Drug Mart, Payless ShoeSource, Rogers Video and McDonald's. The property was acquired in February 2004.

Norwest Plaza
824 Norwest Road, Kingston, Ontario

Located at the southwest corner of Highway 2 and Highway 38, the property consists of two freestanding buildings constructed in 1987 and 1988, comprising 40,603 square feet of leasable area. National tenancies at the property include Petcetera, Blockbuster and Penningtons.

Oakridge Centre
1201 Oxford Street West, London, Ontario

Oakridge Centre is located on Oxford Street and Hyde Park Road. The centre is situated in a well-established residential neighbourhood, which has a large secondary trade area. Formerly an enclosed centre, we negotiated a land sale to the anchor tenant, Loblaws, then relocated the existing tenancies to a newly constructed building in 2004. The new buildings contain 39,557 square feet of leasable area that are anchored by Pharma Plus, CIBC and The Beer Store.

Orillia Square Mall
1029 Brodie Drive, Orillia, Ontario

Orillia Square Mall is an enclosed mall located at the corner of Burnside Line and Highway 11 in Orillia, Ontario. This centre contains an aggregate of 310,406 square feet of leasable area. The centre is anchored by Zellers, Canadian Tire, No Frills (Loblaws) and Staples National tenants operating at the property include Shoppers Drug Mart, Burger King, Circuit City and Suzy Shier. Canadian Tire has commenced construction of a 9,000 square foot expansion of its existing store, which is expected to be operational by September 2007.

Parkland Mall
277 Broadway St. E., Yorkton, Saskatchewan

Parkland Mall is a 267,667 square foot enclosed shopping centre that services the community of Yorkton and surrounding area with a strong mix of national tenants. The centre is located at the intersection of Highways 9 and 10 and is anchored by The Bay, Zellers and IGA (Sobey's). The centre contains a mix of national tenants that includes Shoppers Drug Mart and Scotiabank.

Parkwood Place Shopping Centre
1600 – 15th Avenue, Prince George, British Columbia

Parkwood Place is located in Prince George, British Columbia and is anchored by The Bay, Famous Players, London Drugs, Save-On-Foods and Staples. National tenants include Moores, Clarica Financial office, Penningtons, McDonald's and Stitches. We purchased this property in 2001 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest in the property.

Peninsula Village Shopping Centre
15355 – 24th Avenue, South Surrey, British Columbia

Peninsula Village is a 170,726 square foot, unenclosed centre located at the intersection of three major intercity thoroughfares. Peninsula Village is anchored by Safeway and London Drugs. Additional tenants include A Buck or Two, Baskin Robbins, Starbucks and the BC Liquor Store. We purchased this

property in 2001 as part of a joint venture with Kimco Realty Corporation providing each partner 50% interest in the property.

Pharmacy 1 Centre
Brampton, Ontario

Pharmacy 1 Centre is a 32,294 square foot single-storey freestanding Pharmacy 1 store. The centre is located in Brampton, just east of the Vodden Street and Highway 10 intersection.

Pine Plaza
699 Pine Street, Sault Ste. Marie, Ontario

Pine Plaza is an unenclosed shopping centre located at the northwest corner of Pine Street and McNabb Street in Sault Ste. Marie, Ontario and contains an aggregate of 42,380 square feet of gross leasable area. The anchor tenant at the property is A&P (Metro Richelieu).

Place Carnaval (Laval)
2425 Cure-Labelle Boulevard, Chomedy, Laval, Québec

This unenclosed neighbourhood shopping centre was built in 1986 and contains 104,218 square feet of leasable space. The site is anchored by Super C (Metro Richelieu) and Jean Coutu, and includes Chez Cora Dejeuners as a national tenant.

Place Forest
10521-10707 Boulevard Pie-IX, Montreal Nord, Quebec

In October 2002, we acquired a 100% interest in this enclosed community shopping centre located in the City of Montreal Nord. The 121,562 square foot property is anchored by Staples and Rossy. The property has a strong mix of national tenants including Pharmaprix (Shoppers Drug Mart), Royal Bank, Blockbuster, Reitmans and Payless ShoeSource.

Place Kennedy
800 Route du President-Kennedy, Levis, Quebec

Place Kennedy is a 105,640 square foot new format retail centre located on the northwest corner of Route du President-Kennedy and Rue Des Forts. The centre is anchored by a 25,000 square foot Staples and a 24,000 square foot Winners. In addition, Canadian Tire owns and operates a 50,000 square foot store as part of the site. The property includes other national retailers such as Mark's Work Wearhouse (Canadian Tire), Reitmans, Burger King and Moores.

Place Newman
2101 Avenue Dollard, LaSalle, Québec

Place Newman is an enclosed 190,971 square foot shopping centre located in the borough of LaSalle. The property is anchored by a 48,000 square foot Maxi (Loblaws), a 25,000 square foot Rossy and a 24,000 square foot Winners. Other national tenants include Royal Bank, Uniprix, Subway and Radio Shack.

Port Elgin Shopping Centre
216 Goderich Street, Port Elgin, Ontario

Built in 1976, this unenclosed 47,076 square foot shopping centre is located at the northwest corner of Irvings Drive and Goderich Street. National tenants located at the property include Giant Tiger, Scotiabank, Pharma Plus and L.C.B.O. Canadian Tire owns a store adjacent to, and operating as part of, the site.

Premier Plaza
366 Bunting Road, St. Catharines, Ontario

This 144,983 square foot community shopping centre is located at the southwest corner of Bunting Road and Carlton Street. A 60,000 square foot Premier Fitness Centre anchors the site, which also contains a 52,000 square foot Canadian Tire call centre and a 17,000 square-foot Mandarin restaurant.

Quartier DIX30
Autoroute 10 & Autoroute 30, Brossard, Quebec

This 136-acre site located at the northwest intersection of Highways 10 and 30 is currently being developed into a regional lifestyle centre containing approximately 1,975,000 square feet of retail space upon completion. The site will be anchored by a 149,000 square foot Loblaws store and a 100,000 square foot Rona, who will own its lands but operate as part of the overall site. Additional anchor tenants at the site will include a 100,000 square foot Canadian Tire, a 60,000 square foot Cineplex Odeon Cinemas and a 52,000 square foot Winners/HomeSense store. The remainder of the site will be occupied by national tenants including Indigo, Sports Experts, TD Canada Trust and Pier 1 Imports.

We purchased the first phase of the property in July 2006. Seventy-five additional tenancies totalling 405,000 square feet were purchased in the second phase in November 2006. Two additional phases totalling 770,000 square feet will be completed and acquired by us in 2007. In addition, vacant land was acquired in 2007 that will be developed into an additional 492,000 square feet of retail space. Upon completion, the partners' owned interest will be approximately 1,726,000 square feet.

The centre is expected to be substantially complete by the end of the fourth quarter of 2007. This project is a joint venture with GPG Devimco, providing each partner with a 50% interest in the property.

Renfrew Mall
740 Stewart Street North, Renfrew, Ontario

Renfrew Mall is a 138,648 square foot enclosed centre located just west of Ottawa. The site is currently anchored by a call centre, Teletech Canada, and is slated to be redeveloped over the next several years.

RioCan Beacon Hill
11320 Sarcee Trail N.W., Calgary, Alberta

RioCan Beacon Hill is located in a growing neighbourhood in northwest Calgary and is bound by newly built residential subdivisions. The site is currently under construction and upon its completion in April 2008, will contain a total leasable area of 777,000 square feet. Existing anchor tenants include

Winners/HomeSense (51,403 square feet), Linens 'N' Things (28,004 square feet), Michaels (24,241 square feet) and Golf Town (17,564 square feet). In addition, Home Depot (108,000 square feet) and Costco (153,000 square feet) own their own premises and operate as part of the shopping centre.

In 2007, an additional 175,000 square feet of retail is projected to commence operations that will include Canadian Tire (94,000 square feet), Mark's Work Wearhouse (20,000 square feet) and Sport Chek (28,000 square feet). A 50% interest in this property was sold to the CPP Investment Board in September 2006 and a 10% interest has been retained by Trinity Development Group. We continue to own a 40% interest in the site.

RioCan Centre Grande Prairie I
100th Avenue, Grande Prairie, Alberta

RioCan Centre Grande Prairie is a 227,636 square foot new format retail centre. The shopping centre consists of a mix of national tenants that includes Cineplex Odeon Cinemas, Staples, London Drugs, Mark's Work Wearhouse (Canadian Tire) and Totem Building Supplies (Rona). A Wal-Mart store operates adjacent to the site bringing additional traffic to the shopping centre. In December 2006, we purchased an additional phase of the centre, consisting of 5 tenancies occupying 17,000 square feet.

RioCan Centre Grande Prairie II
100th Avenue, Grande Prairie, Alberta

Purchased in November 2002 this 63,414 square foot retail strip centre is located on the western border of the RioCan Grande Prairie site and is occupied by Winners, Michaels and JYSK. The centre forms part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest.

RioCan Centre Kingston I & II
Gardiners Road and Taylor Kidd Boulevard, Kingston, Ontario

Located at the east side of Gardiners Road immediately south of the Taylor Kidd Boulevard, this unenclosed new format retail centre comprises 693,264 square feet of gross leasable area. The first phase of the centre totals approximately 233,000 square feet and is anchored by a Home Depot (which owns its own premises) and also includes such strong retail tenants as Sears, Staples, Future Shop, Cineplex Odeon Cinemas, Sport Mart, Winners, HomeSense, Old Navy, Danier Leather, La Vie En Rose, Bombay Company and Mexx.

The second phase of the centre comprises approximately 237,000 square feet and is tenanted by The Brick, Home Outfitters, Best Buy, TD Canada Trust, PETsMART, JYSK and East Side Mario's, as well as a number of smaller national retailers

RioCan Centre London North
94 Fanshawe Park Road, London, Ontario

Located at the intersection of Fanshawe Park Road and Richmond Street in North London, the site consists of a 105,040 square foot unenclosed new format retail centre, constructed in 1998. The centre is leased to a number of national tenants including PETsMART, Chapters, Pier 1 Imports, The Shoe Company, East Side Mario's and Jack Astor's. Loblaws operates adjacent to the site bringing additional traffic to the shopping centre.

RioCan Centre London South
387 – 401 Wellington Street South, London, Ontario

Located at the northwest corner of Wellington Street South and Commissioners Road, the site is a two level unenclosed shopping centre consisting of five freestanding buildings totalling 139,600 square feet of gross leasable area. The retail component generates the majority of its revenue from national and anchor tenants that include A&P (Metro Richelieu), Rogers Video, East Side Mario's, Canada Post, Pizza Pizza, and Quizno's. The second-storey office component is occupied by a variety of local office users.

RioCan Centre Milton
Highway 401 & Steeles Avenue, Milton, Ontario

This 31.55-acre site located at the northeast corner of Maple Avenue and Thompson Road is currently being developed into a 293,000 square foot new format retail power centre. The site will be anchored by an 85,000 square foot Home Depot and a 35,000 square foot Sobey's who will both own its own sites but will operate as part of the centre. Additional tenants include a 31,000 square foot Cineplex Odeon Cinemas and a 40,000 square foot Premier Fitness. As of December 31, 2006 over 47,000 square feet of the site had commenced operations and an additional 98,000 square feet has been leased to a number of strong national tenants including CIBC, Bank of Montreal, Fairweather, Sleep Country and Boston Pizza. The site is projected to be substantially complete by the end of the fourth quarter of 2007.

RioCan Centre Newmarket
17810 – 17830 Yonge Street, Newmarket, Ontario

Located at Yonge Street and Dawson Manor, the 66,720 square foot site is anchored by Staples, which leases the land for its premises. The remainder of the site is leased to a mix of national tenants that includes Jack Astor's, The Shoe Company, Moores and Mark's Work Wearhouse (Canadian Tire). RioCan owns a 40% interest in the site.

RioCan Centre Sudbury I, II & III
Regional Road 55 (Kingsway), Sudbury, Ontario

This property consists of three separately developed parcels comprising 669,220 square-feet. A 58,000 square foot Famous Players (Cineplex) Theatre anchors the centre, sharing the site with a 135,000 square foot Costco, which owns its own premises. The anchors are complemented by a number of national tenants including Chapters, Staples, Sears Whole Home, Homesense (Winners) Pier I Imports, The Shoe Company, Danier Leather, BouClair, Mark's Work Wearhouse (Canadian Tire) and Kelsey's. RioCan owns the site with Kimco on a 50/50 joint venture basis.

RioCan Centre Thunder Bay
777 Memorial Avenue, Thunder Bay, Ontario

The 294,723 square foot RioCan Centre Thunder Bay new format retail centre is anchored by a 126,000 square foot Wal-Mart and is supported by a number of national tenancies including Future Shop (Best Buy), Winners and Chapters. A 10,000 square feet Nygard store was constructed and commenced operations in October 2006.

RioCan Centre Windsor
Provincial Road & Walkers Road, Windsor, Ontario

RioCan Centre Windsor is located at Provincial Road and Walkers Road in Windsor and is adjacent to a property containing an existing 110,000 square foot Costco. This 239,321 square foot new format retail centre was developed in five phases consisting of seven buildings. The centre is anchored by a 68,000 square foot Famous Players (Cineplex) Theatre, which is complemented by national tenants including PETsMART, Staples, The Brick, Sport Mart, Sears Whole Home, Kelsey's and Montana's.

RioCan Colossus Centre
Highway 400 & Highway 407, Vaughan, Ontario

Located northwest of the Highway 400 and Highway 407 interchange in Vaughan, Ontario, RioCan Colossus Centre is an unenclosed new format retail centre with approximately 685,000 square feet of leasable area. The site is anchored by a 121,000 square-foot Rona, a 71,000 square-foot Famous Players (Cineplex) theatre and a 130,000 square foot Costco, who owns its premises. The remainder of the centre is occupied by national tenants that include Office Place, HomeSense (Winners), Club Monaco, Jacob, Roots, Golf Town, East Side Mario's, Freeman Formalwear, La Vie En Rose, Sport Mart, The Body Shop, Alice Fazooli's and Jack Astor's. Lands purchased with the Famous Players building in 2005 will be developed into an additional 27,000 square feet of retail premises in late-2007.

RioCan Durham Centre I, II, III & Annex
40 Kingston Road East, Ajax, Ontario

RioCan Durham Centre I, II, III & Annex is a 1,291,171 square foot new format retail centre located at the northeast corner of Highway 2 and Harwood Avenue. Major tenants include Zellers, HomeSense (Winners), Linen's and Things, Winners, Mark's Work Wearhouse (Canadian Tire), La Senza, Future Shop (Best Buy), Chapters, Petcetra, L.C.B.O. and Future Shop (Best Buy). In addition, Costco owns and operates a store adjacent to, and contiguous with the centre

There are three additional segments or components to this site:

The first, bound by Highway 2 and Salem Road, consists of a 129,000 square foot Wal-Mart store, an 85,000 square foot Canadian Tire Store and a 34,000 square foot Cineplex Odeon Cinemas. In addition, Home Depot owns and operates a 131,000 square foot home improvement store that also serves as an anchor for the site. The remainder of the site is occupied by a number of national tenancies including Penningtons, Wendy's/Tim Horton's, Kelsey's and Payless ShoeSource.

The second is bound by Highway 2 and Harwood Avenue. This 6.48-acre parcel has been developed as an unenclosed new format retail centre, consisting of 65,151 square feet of leased space. The property is leased to Best Buy, Old Navy, Bombay Company, Kelsey's and Mexx. A portion of the site was sold to Loblaws, which constructed a 115,000 square foot store.

The third is a 3.52-acre site adjacent to the existing Costco store that was previously dedicated by the Region of Durham to serve as a retention pond. We are currently developing the lands into 33,000 square feet of retail premises that have been leased to Nike, The Keg, Bank of Montreal and several other tenants. Substantial completion of the development is expected to occur in the second quarter of 2007.

RioCan Fairgrounds
93-99 First Street, 85-115 Fifth Avenue, Orangeville, Ontario

RioCan Fairgrounds is a 474,804 square foot new format retail centre located at the intersection of Highway 10 and First Street. This site is anchored by Wal-Mart, Price Chopper (a sub-tenant of Loblaws) and Galaxy Cinemas (Cineplex). Home Depot and Canadian Tire own stores contiguous to, and operating as part of the site. The shopping centre has national tenants that include Winners, Sport Mart, Mark's Work Wearhouse (Canadian Tire), International Clothiers, Penningtons, Payless ShoeSource, Scotiabank, Blockbuster, Harvey's and Wendy's.

RioCan Greenfield
3514 Boulevard Taschereau, Greenfield Park, Québec

RioCan Greenfield is a 371,704 square foot new format retail centre located on the south shore of Montreal. The centre is anchored by an 18 screen Guzzo Cinemas, a 45,000 square foot Maxi (Loblaws) supermarket and a 71,000 square foot Leon's furniture store. The property includes other national retailers such as Winners and Staples. RioCan purchased this property in 2002 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest in the property.

RioCan Hall
Richmond Street West, Toronto, Ontario

RioCan Hall comprises a 246,888 square foot urban retail entertainment destination situated at the intersection of Richmond Street and John Street in downtown Toronto. The 106,000 square-foot Scotia Bank Theatre Toronto (Cineplex) anchors the property. Other national tenants include Chapters and Milestone's. Commencing in 2007, the centre will also be occupied by a large nightclub comprising 52,000 square feet.

RioCan Langley Centre I & II
20015-20085 Langley By-Pass, Langley, British Columbia

The centre consists of two separately purchased sites that are located across the street from one another. We purchased the first half of the site, Langley Gate, in February 2002 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest. This 152,324 square foot new format retail centre is situated approximately 40 minutes east of downtown Vancouver at the northeast corner of 200th Street and the Langley By-Pass. The centre is anchored by Sears, HomeSense and Chapters and has numerous national tenants including PETsMART and Swiss Chalet.

We purchased the second half of the site, Langley Power Centre, in March 2003 as part of a joint venture with Kimco Realty Corp. This newly constructed, 228,314 square foot new format retail centre is located directly across from Langley Gate. Langley Power Centre consists of seven buildings – the main building houses the anchor tenants including Golf Town, Winners, Future Shop (Best Buy), Michaels, Office Depot and Coast Mountain Sports. The remaining 6 freestanding pads are predominantly comprised of national tenants including, among others, Starbucks, Montana's, Olive Garden and Tip Top Tailors.

RioCan Leamington
275-304 Erie Street South, Leamington, Ontario

Anchored by a 105,000 square foot Wal-Mart store and a 46,000 square foot A&P (Metro Richelieu) supermarket, this new format retail centre is located at the intersection of Erie Street South and Pulford Avenue, serving Leamington and the surrounding communities. The balance of the premises are leased exclusively to national tenants, including, among others, Sport Mart, Penningtons, Reitmans, Work World, Payless ShoeSource and First Choice Haircutters. In addition, Canadian Tire, Burger King and a local bakery own and operate stores contiguous to, and as a part of, the centre.

RioCan Leaside Centre
815-845 Eglinton Avenue, Toronto, Ontario

RioCan purchased this property as part of a joint venture with Kimco Realty Corporation, providing each partner with a 50% interest in the property. Anchored by a 56,000 square foot Canadian Tire, the new format centre contains a mix of national tenants that includes Pier 1 Imports, Petstuff, Giant Carpet and Future Shop (Best Buy).

RioCan Marketplace
2011-2171 Steeles Avenue West, Toronto, Ontario

RioCan Marketplace is located on Steeles Avenue West at Dufferin Street, less than five kilometres south of Highway 407. Development of the 38-acre site commenced in 2004 and was completed in the fourth quarter of 2005. The Real Canadian Superstore (Loblaws) commenced operations in late 2004 and a 107,000 square foot Home Depot opened in 2005. Both retailers own their stores but operate as part of the overall site. In addition to these shadow anchors, the new format centre contains a 31,000 square foot Winners as well as a mix of national tenants that includes Mark's Work Wearhouse (Canadian Tire), PartSource and Sport Mart. In September 2004, three pads leased to Montana's, Casey's and Wendy's were sold to a private investor. The site was developed by a partnership between us (33%), Trinity Developments (33%) and Kimco Realty Corporation (33%).

RioCan Meadows
Whitemud Drive and 17th Street, Edmonton, Alberta

RioCan Meadows, which will comprise 504,000 square feet of leasable area upon completion, is located in southeast Edmonton, at the southwest corner of Whitemud and 17th Avenue. The lands are situated in a newly built, highly dense trade area. A 98,500 square foot Home Depot, who operates in the centre on a land lease, commenced operations in October 2006 and Staples opened a 20,100 square foot store in December 2006. The remainder of the site will be open for operations in 2007, and will include Mark's Work Wearhouse (Canadian Tire), Sleep Country, TD Canada Trust, Dollarama and the Alberta Treasury Branch. In addition, Loblaws (who owns its own site) will commence operations of a 139,000 Real Canadian Super Store in late 2007. A 50% interest in this property was sold to the CPP Investment Board in September 2006.

RioCan Merivale Place
1651 – 1667 Merivale Road SE, Nepean, Ontario

This 201,670 square foot new format centre is located at the intersection of Merivale Road and Meadowlands Drive. The site consists of two adjacent properties acquired in two separate acquisitions in

September 2003. The property is anchored by Your Independent Grocer (Loblaws), Home Outfitters and Winners and is tenanted by a strong mix of national tenants including Scotiabank, Sport Mart, HMV and Rogers Video. The centre was expanded in 2006 with the construction of a 10,425 square foot premises for Dollarama, who commenced operations in May. The centre will be further expanded in 2007 with the construction of a premises for Jones New York (3,300 square feet) as well as a freestanding pad (5,000 square feet).

RioCan Niagara Falls
6777 Morrison Street, Niagara Falls, Ontario

The 367,711 square foot new format retail centre is located at the intersection of Morrison Street and Dorchester Road, with exposure to vehicular traffic on the Queen Elizabeth Way highway. The site is anchored by a 106,000 square foot Wal-Mart, a 26,000 square foot Staples and a 72,000 square foot Loblaws. In April 2003 we sold 8.3-acres of land to Home Depot for the construction of a 100,000 square foot home improvement store that serves as another anchor for the site. With an additional 24,000 square feet of development completed in 2003, this centre is leased exclusively to national retailers including Mark's Work Wearhouse (Canadian Tire), Penningtons, Reitmans, Sleep Country, Moores, Payless ShoeSource,

RioCan Orleans
Innes Road & Tenth Line, Orleans, Ontario

RioCan Orleans is a 297,251 square foot recently developed new format retail centre. A 115,000 square foot Home Depot store, which is not owned by us but operates as an anchor for the site, opened in February 2000. The second phase of the site consisted of four pads totalling 61,000 square feet as well as a retail strip building of 76,000 square feet. Tenants in this phase include Loeb (Metro Richelieu), Staples, JYSK, Moores, Kelsey's, Burger King and Tim Horton's. The third and final phase was constructed in 2001 and national tenants that commenced operations included Mark's Work Wearhouse (Canadian Tire), Petcetera and Sleep Country Canada. Acquisition of a 20% ownership interest in April 2003 and a 40% ownership interest in September 2005 has increased our ownership interest to 100%.

RioCan Renfrew Centre
O'Brien Road and Gillan Street, Renfrew, Ontario

This 13.72-acre site is currently being developed into a 162,000 square foot traditional retail strip plaza. The site is anchored by a 74,000 square foot Loblaws grocery store (which owns its own lands) and will be accompanied by a 53,000 square foot Rona and 35,000 square feet of ancillary retail space. Tenants totalling approximately 30,000 square feet commenced operations in 2006. National tenants operating at the site include Urban Planet, Pizza Pizza, Mr. Sub, Penningtons, Pet Valu and Easy Home. The centre will be substantially complete by the end of the fourth quarter of 2007.

RioCan Sainte Foy
Boulevard Duplessis & Rue Jules Verne, Sainte Foy, Quebec

RioCan Sainte Foy is a new format retail centre located at the intersection of Autoroute 40 and 540 just outside of Quebec City. This site is anchored by a 134,000 square foot Wal-Mart store, a 93,000 square foot stadium-seating format Fortune Cinemas and a 26,000 square foot Staples. The site contains approximately 694,000 square feet in area including a 49,000 square foot Metro Richelieu supermarket and a 130,000 square foot Home Depot that own its own premises and operate as part of the shopping

centre. National retailers operating from the site include Sears Whole Home, Dollarama, Marks Work Wearhouse (Canadian Tire), TD Canada Trust, Sports Experts and Burger King.

RioCan Shawnessy I, II & III
162nd Avenue S.E. & Shawville Boulevard S.E., Calgary, Alberta

RioCan Shawnessy I, II & III has been created as part of the joint venture with Kimco Realty Corporation by combining the two components of Shawnessy Towne Square with Shoppes at Shawnessy. The joint venture purchased Shawnessy Towne Centre in January 2002 and we subsequently sold Kimco a 50% interest in the Shoppes at Shawnessy in March 2002. Once the joint venture gained ownership of both unenclosed centres, its combination became inevitable due to close proximity and operating synergies.

RioCan Shawnessy Centre currently consists of 469,000 square feet of gross leasable area located just north of the Marquis of Lorne Trail Highway and west of Macleod Trail. Zellers, Winners, Staples and Future Shop (Best Buy) anchor the site, which includes numerous national tenants such as Bank of Montreal, Swiss Chalet, Michaels, Shoppers Drug Mart, Mark's Work Wearhouse (Canadian Tire) and Tim Horton's. Wal-Mart, Home Depot and Canadian Tire own and operate stores contiguous with, and operating as part of, the shopping node.

RioCan Signal Hill Centre
Sarcee Trail and Richmond Road S.W., Calgary, Alberta

The RioCan Signal Hill Centre is a 568,693 square foot new format retail centre located on a 64-acre site. The site is occupied by Zellers and Loblaws, who own their own site and operate as part of the shopping centre. National tenants include Winners, Staples, Indigo, Michaels, Kelsey's, Montana's, The Shoe Company, Tip Top Tailors, HMV and Sport Mart. We intend to expand the centre in 2007 with the construction of a 10,000 square foot freestanding building projected to be completed in the fourth quarter.

RioCan St. Laurent
1055, 1091 St. Laurent Avenue, Ottawa, Ontario

The site consists of four unenclosed buildings combining to contain 215,790 square feet of gross leasable area. The centre contains strong national tenants such as Zellers, Loeb (Metro Richelieu) and Boston Pizza. The centre was recently expanded by 82,961 square feet to include a 35,000 square foot Food Basics (Metro Richelieu) supermarket and strong national tenants such as Mark's Work Wearhouse (Canadian Tire), Petcetera and PartSource (Canadian Tire). The site is adjacent to and operates contiguously with Donald Plaza. We sold a 50% interest in the property in June 2002 to Kimco Realty Corporation.

RioCan Thickson Ridge
1650 Victoria Street, Whitby, Ontario

We purchased this 493,040 square foot new format retail centre in September 2002 as part of a joint venture with Kimco Realty Corporation, providing each partner with a 50% interest in the property. Located at the intersection of Highway 401 and Thickson Road, this centre enjoys high visibility and accessibility. Anchored by Home Depot (shadow anchor) and Sears Whole Home, the centre has attracted an impressive tenant roster including Winners, Home Outfitters, Future Shop, PETsMART, JYSK and Michaels. The centre was expanded by an additional 40,000 square feet of retail space in late-2003 and early-2004 to accommodate Golf Town, Pier 1 Imports and Covers.

RioCan Warden
Warden Avenue south of Eglinton Avenue, Scarborough, Ontario

Located southwest of Warden Avenue and Eglinton Avenue, this 232,367 square foot development is anchored by a 128,000 square foot Wal-Mart department store, who no longer operates from the centre. In addition to the anchor, the site contains a number of national retailers including Winners, Future Shop (Best Buy), Payless ShoeSource, Mark's Work Wearhouse (Canadian Tire) and The Shoe Company.

RioCan West Ridge
3275, 3295, 3305 and 3315 Monarch Drive, Orillia, Ontario

RioCan West Ridge is a new format retail centre located at the intersection of West Ridge Boulevard and Monarch Drive. This site is anchored by a 106,000 square foot Wal-Mart store and a 41,000 square foot Food Basics (Metro Richelieu) supermarket. The site is 365,377 square feet in area including a 130,000 square foot Home Depot that owns its own premises and operates as part of the shopping centre. The property contains a number of national retailers including Sport Chek, Mark's Work Wearhouse (Canadian Tire), Scotiabank and Tim Horton's.

In December 2004, we acquired a 21,500 square feet Galaxy Cinemas (Cineplex). We are expanding the centre in 2007 with the construction of a 5,000 square foot freestanding building to be occupied by Telus and C.A.A.

RioCentre Newmarket
Yonge Street & Savage Road, Newmarket, Ontario

This comprises 94,169 square feet of gross leasable area and is anchored by a new concept Dominion (Metro Richelieu) store. The anchor is supported by 46,000 square feet of in-line CRU including Shoppers Drug Mart, Blockbuster, Pizza Pizza and four freestanding pads.

RioCentre Oakville
478-502 Dundas Street West, Oakville, Ontario

This well located development is anchored by a 54,000 square foot A&P store and is supported by 53,000 square feet of national tenants including Shoppers Drug Mart, TD Canada Trust, Blockbuster, Tim Horton's and McDonald's.

RioCentre Thornhill
1054 Centre Street, Thornhill, Ontario

This unenclosed 140,345 square foot shopping centre is anchored by a 51,000 square foot No Frills (Loblaws) supermarket. National retailers include Winners, HomeSense (Winners), Shoppers Drug Mart, Quizno's and TD Canada Trust.

Riverbend Square Shopping Centre
Rabbit Hill Road, Edmonton, Alberta

This property is located in the Riverbend/Terwillegar area, a residential area of Edmonton adjacent to the Whitemud Freeway. The centre comprises 136,100 square feet and consists of four freestanding

buildings and a large strip plaza. Major tenants include Safeway, three financial institutions and Shoppers Drug Mart.

Rona Centre
1960 Eglinton Avenue East, Toronto, Ontario

Located at the intersection of Warden Avenue and Eglinton Avenue, this new format retail centre comprises 134,370 square feet, consisting of a Rona home improvement centre and freestanding McDonald's and Kelsey's restaurants.

Sandalwood Square Shopping Centre
Bristol Road East, Mississauga, Ontario

This 107,860 square foot unenclosed community shopping centre is anchored by Loblaws, who have sublet the premises to Price Chopper (Sobeys). The remainder of the site is tenanted by numerous national tenancies including McDonald's, The Beer Store, two Canadian chartered banks and Rogers Video.

Sherwood Forest Mall
1225 Wonderland Road North, London, Ontario

Sherwood Forest Mall, an enclosed centre located at the southwest corner of Gainsborough Road and Wonderland Road in London, contains an aggregate of 218,968 square feet of gross leasable area. Major tenants in the centre include Food Basics (Metro Richelieu), Shoppers Drug Mart, Tim Horton's, Goodlife Fitness Centre, Rogers Video and Royal Bank.

Shoppers World Brampton
499 Main Street, Brampton, Ontario

Shoppers World Brampton is a 781,067 square foot enclosed regional shopping centre located south of downtown Brampton at the intersection of Highway 10 and Steeles Avenue. We own 100% of the site excluding the 138,000 square foot Hudson's Bay department store that forms part of the building. The current anchors within the centre include Zellers, Canadian Tire, Staples, Price Chopper (Sobey's), Staples and Winners. National retailers include Sport Mart, Moores, Peoples Jewellers, Hallmark Cards, Radio Shack, Fairweather, Black's, Pharma Plus, Footlocker, Tim Horton's and Bank of Montreal.

Shoppers World Danforth
3003 Danforth Avenue, Toronto, Ontario

The property is located on the southwest corner of Victoria Park Avenue and Danforth Avenue in the east end of Toronto. Acquired as part of the joint venture with Kimco Realty Corporation, we own 50% of this property that encompasses 328,202 square feet of leasable area. The shopping centre is anchored by Zellers, Dominion (Metro Richelieu) and Staples. Other national tenants located at the property include Shoppers Drug Mart, Moores, Reitmans, CIBC, Blockbuster and Burger King. The site, including the land on which the shopping centre building is situated, has been acquired by way of a long-term (approximately 27 years at acquisition) lease.

Silver City Hull
115 Boulevard Du Plateau, Hull, Quebec

The property is comprised of four buildings totalling approximately 470,000 square feet of gross leasable area. The centre is anchored by an 85,000 square Fortune Cinemas and a 101,000 square foot Rona store, which is not owned by the Landlord, but operates as part of the site.

In 2005, we purchased approximately 8.5-acres adjacent to the Fortune Cinemas to be developed into approximately 100,000 square feet of retail space. We are currently negotiating with a number of strong national tenants to lease space that will be developed on the site during 2007.

South Edmonton Common
2004-99 98 Street, Edmonton, Alberta

This property has been acquired in four phases as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest. The centre is located at the southeast corner of Calgary Trail and 23rd Avenue and forms a part of what will eventually be Canada's largest new format retail centre, consisting of approximately 2.3 million square feet of commercial space on 220 acres.

The centre contains an aggregate of 979,816 square feet of gross leasable area. The centre is shadow-anchored by retailers such as Real Canadian Superstore (Loblaws), Home Depot, Cineplex and Wal-Mart, all of which own stores contiguous to, and operate as a part of South Edmonton Common. National retailers include The Brick, Golf Town, Michaels, London Drugs, Dollarama, Home Outfitters, Tommy Hilfiger and Old Navy.

South Hamilton Square
1550 Upper James Street, Hamilton, Ontario

South Hamilton Square is a 304,433 square foot unenclosed shopping centre in south Hamilton. The property enjoys access from both Upper James Street and Rymal Road and is anchored by an 85,000 square foot Zellers and a 51,000 square foot Fortino's (Loblaws). The property contains numerous national tenants including Shoppers Drug Mart, CIBC, Petcetera and Scotiabank.

Southgate Shopping Centre
2495 & 2515 Bank Street, Ottawa, Ontario

Southgate Shopping Centre is situated at the intersection of Hunt Club Road and Bank Street South in Ottawa. The centre contains 72,669 square feet of leasable area and is host to a variety of service oriented national and local retailers. The centre is anchored by a 30,322 square foot Loeb (Metro Richelieu) grocery store and other tenants include Scotiabank, Shoppers Drug Mart, Rogers Video, Pet Valu, Pizza Pizza and Tim Horton's.

Southland Crossing Shopping Centre
9737 Macleod Trail S.W., Calgary, Alberta

This unenclosed community shopping centre consists of 132,072 square feet of gross leasable area. Anchored by a 46,000 square foot Safeway, the property contains a mix of national and local tenants that include TD Canada Trust, Jack Astor's and Second Cup.

South Trail Crossing
4307 130th Avenue S.E., Calgary, Alberta

South Trail Crossing contains a combination of national, regional and local retailers that provide a mix of uses including food, fashion, financial institutions and restaurants. The property is situated on a 30.69 acres site that was acquired during the first quarter of 2006. It is a new format retail centre, comprising 282,901 square feet of leasable area, anchored by a 49,000 square foot Calgary Co-Op. The centre's major tenants include a 28,000 square foot Winners, a 23,000 square foot Staples, a 19,000 square foot Sport Chek, and a 12,000 square foot Petcetera. In addition, Wal-Mart and Safeway own and operate stores adjacent to the site.

St. Clair Beach Shopping Centre
13580 Tecumseh Road, Windsor, Ontario

St. Clair Beach Shopping Centre is a 76,001 square foot retail strip centre located in the Village of St. Clair Beach, just east of Windsor. The centre, situated at the northeast corner of Manning Road and Tecumseh Road. The property is leased to national tenants including National Sports, Burger King, Blockbuster, Second Cup, Baskin Robbins and Bank of Montreal.

St. Hyacinthe Wal-Mart Centre
3425 Martineau Street West, St. Hyacinthe, Quebec

This new format retail centre contains 166,808 square feet of gross leasable area. Major tenants include Wal-Mart, Staples, a Canadian chartered bank and Harvey's. In addition, Canadian Tire owns and operates a store adjacent to and as a part of this centre.

Stratford Centre
925 Ontario Street, Stratford, Ontario

Stratford Centre is an unenclosed centre located at the southeast corner of Ontario and Maier Boulevard in Stratford, Ontario, and contains an aggregate of 160,082 square feet of gross leasable area. The property contains a number of major tenants including Zellers, Food Basics (Metro Richelieu), The Beer Store and Kelsey's.

Strawberry Hill Shopping Centre
12101 72nd Avenue, Surrey, British Columbia

We acquired this property in a joint venture with Kimco Realty Corporation providing each partner a 50% interest. Strawberry Hill Shopping Centre is a new format retail centre located in Surrey, British Columbia. The centre contains an aggregate area of 337,932 square feet, anchored by large tenants such as Home Depot, Cineplex Odeon Cinemas, Winners, Chapters, Sport Chek and PETsMART. The remaining retail is comprised of national tenants such as Scotiabank, Tim Horton's and Payless ShoeSource. The property has retail development potential of approximately 53,000 square feet, of which 5,000 square feet was developed and leased to Addition Elle in 2006.

Sudbury Supermall
1485 LaSalle Boulevard, Sudbury, Ontario

The Sudbury Supermall is a 191,973 square foot enclosed shopping mall with three freestanding pads located in northeast Sudbury. We sold portions of the existing mall to Loblaws Properties Inc. in 1998 and 2003. The portion of mall sold included the Your Independent Grocer (Loblaws) and Shoppers Drug Mart tenancies, as well as a few other local retailers. Remaining national tenants include Zellers, Blockbuster, The Beer Store, Bank of Montreal, L.C.B.O. and Pat and Mario's.

Super Valu Plaza
175 Old Hampton Road, Quispamsis, New Brunswick

Super Valu Plaza is a 83,376 square foot unenclosed single-storey retail strip plaza. The shopping centre is anchored by a 21,072 square foot Shoppers Drug Mart and a 24,012 square foot Goodlife Fitness Club and contains a mix of retailers that includes the Royal Bank, Blockbuster and Dollarama. We purchased the property in October 2006.

Tillicum Centre
3130-3170 Tillicum Road, Victoria, British Columbia

We acquired this property as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest. Tillicum Centre is an enclosed retail centre located at the intersection of Tillicum Road and Burnside Road, 10 minutes from downtown Victoria. The 455,494 square foot centre is anchored by Zellers, Safeway and Famous Players (Cineplex) Theatre. National tenants include Winners, London Drugs, Linens and Things, Old Navy, Petcetera, A Buck or Two, Kelsey's and Payless ShoeSource. A 5,000 square foot TD Canada Trust pad was constructed in 2006 and a 12,000 square foot Fabricland store is currently under construction, with substantial completion projected for the second quarter of 2007.

Timiskaming Square
R.R. #2, New Liskeard, Ontario

Timiskaming Square is a 164,142 square foot shopping centre located at the intersection of Highway 11 and Highway 11B. This enclosed shopping centre is anchored by Zellers and Loeb (Metro Richelieu). The centre contains national tenants including TD Canada Trust, Reitmans and Northern Reflections.

Timmins Square
1500 Riverside Drive, Timmins, Ontario

Timmins Square is a 391,410 square foot enclosed mall anchored by Zellers, Sears, Winners, Sport Chek and No Frills (Loblaws). In addition, the property is currently occupied by a long list of national tenants including Bata Athlete's World, Reitmans, Bluenotes, Coles and Hallmark Cards. A 70% interest in this property was sold to Montez Retail Fund in September 2005 by our partner at the time (CIBC). We continue to own a 30% interest in the site.

Trafalgar Ridge Shopping Centre
Trafalgar Road, Oakville, Ontario

This shopping centre currently contains 131,223 square feet of leased space. Major tenants include Winners/Homesense, Premier Fitness, Audio Video 2001, Scotiabank, Pet Valu and Edward Jones.

Trenton Wal-Mart
Trenton, Ontario

Located at the intersection of Highway 2 and Second Dug Hill Road, this 12.34-acre site is anchored by a 105,000 square foot Wal-Mart department store. National retailers include Your Dollar Store With More, First Choice Haircutters and EB Games.

Trinity Common Brampton
Highway 410 & Bovaird Drive, Brampton, Ontario

Located at the intersection of Highway 410 and Bovaird Drive, this 75-acre site has been developed into an 878,550 square foot unenclosed new format retail centre. This property is anchored by Famous Players (Cineplex) Theatre, Zellers and Dominion (Metro Richelieu), as well as by Canadian Tire and Home Depot, which both own its own premises. The remainder of the site is leased to some of Canada's premier national tenants, including Staples, The Brick, Pier 1 Imports, Winners, Future Shop, HomeSense (Winners), Mark's Work Wearhouse (Canadian Tire), Roots and HMV. Our ownership interest is 60%.

Trinity Conception Square
London Road, Carbonear, Newfoundland

Trinity Conception Square is a 182,592 square foot enclosed shopping centre anchored by Wal-Mart and Dominion (Loblaws). The centre contains a mix of national tenants that includes Mark's Work Wearhouse (Canadian Tire), CIBC and Reitmans. An additional 40,000 square feet may be developed on the site.

Trinity Crossing
Ottawa, Ontario

This site is currently being developed into a 372,000 square foot new format retail centre. The site is anchored by a 180,000 square foot Loblaws store, who own its lands but operates as part of the overall site, as well as a 46,000 square foot Winners/HomeSense store, a 28,000 square foot Linens 'N' Things and a 22,000 square foot Michaels. The remainder of the site is occupied by a number of national retailers including L.C.B.O., Swiss Chalet and Montana's. It is expected that the centre will be substantially complete by the end of the first quarter of 2007. We have a 50% ownership interest in the property.

United Furniture Warehouse Plaza
2601 Lauzon Parkway, Windsor, Ontario

Fronting Lauzon Road with direct access to EC Expressway, this property comprises a total of 49,615 square feet of gross leasable area. The site consists of a retail strip plaza, a 30,000 square foot freestanding building leased to United Furniture Warehouse and XS Cargo and contains additional development density of 28,000 square feet.

Upper James
751 Upper James Street, Hamilton, Ontario

This 128,652 square foot unenclosed community shopping centre, located on Hamilton's primary commercial arterial route, consists entirely of a Canadian Tire and The Barn (Metro Richelieu) supermarket.

Vernon Square Shopping Centre
4400-32nd Street, Vernon, British Columbia

This plaza was built in 1991 and consists of 98,110 square feet. Major tenants include London Drugs, SAAN, Rogers Video and a BC Liquor Store. In addition, Safeway owns and operates a 53,000 square foot store adjacent to, and operating as part of the shopping centre.

Walker Place
3505 Upper Middle Road, Burlington, Ontario

We acquired this property as part of a joint venture with Kimco Realty Corporation providing each member a 50% interest. Located at the northwest corner of Upper Middle Road and Walker's Line, the 69,858 square foot new format centre offers access to the growing community in the City of Burlington. The site is anchored by a 29,000 square foot Price Chopper (Sobey's), which is complemented by several national tenants including Bank of Montreal, Radio Shack and Scotiabank.

West Side Place
45 West Side Road, Port Colborne, Ontario

West Side Place is a 93,383 square foot unenclosed shopping centre anchored No Frills (Loblaws). Zellers, a former anchor at the site, vacated its premises upon lease expiry in May 2006. The premises were subsequently released to Liquidation World, who commenced operations in November 2006. The centre is well located at the intersection of Main Street and West Side Road. We purchased the property as part of a three-property transaction in September 2003.

Westgate Shopping Centre
1309 Carling Avenue, Ottawa, Ontario

The Westgate Shopping Centre is an enclosed mall located at the northwest corner of Merivale Road and Carling Avenue in Ottawa and contains an aggregate of 164,034 square feet of gross leasable area. The centre is tenanted by a number of national retailers including Shoppers Drug Mart, TD Canada Trust, Blockbuster and Royal Bank.

Wheeler Park Power Centre
125 Trinity Drive, Moncton, New Brunswick

Wheeler Park Power Centre is a 647,588 square foot new format retail centre anchored by Real Atlantic Super Store (Loblaws), Kent Home Building Supplies and Costco, all of which own and operate their own premises. National Tenants operating from the centre include Empire Theatres, HomeSense (Winners), Staples, Sears Whole Home, Old Navy, Reitmans, Mark's Work Wearhouse (Canadian Tire), Smart Set, Danier Leather, Pier 1 Imports, Hallmark Cards, The Shoe Company and Scotiabank.

Willowdale Plaza
4783 Yonge Street, Toronto, Ontario

This centre was purchased in February 2001 and is located at the busy intersection of Yonge Street and Sheppard Avenue. The centre is anchored by a 27,000 square foot Dominion (Metro Richelieu) and includes other national tenants such as National Sports and Blockbuster. The land on which the mall is situated has been acquired by way of a lease that expires in 2007.

Woodview Place
3315-3365 Fairview Street, Burlington, Ontario

This 147,852 square foot retail centre is located between Walkers Line and Guelph Line. The single level unenclosed shopping centre is anchored by a 65,000 square foot Ultra Food & Drug (Metro Richelieu) and hosts a mix of national retailers including Chapters, L.C.B.O., JYSK and Moores.

Properties Under Development

Caledonia
Argyle Street & Sterling Street, Caledonia, Ontario

Upon completion, Caledonia will consist entirely of a 17,000 square foot single-storey freestanding Shoppers Drug Mart store. The building is substantially complete and the tenant commenced operations in January 2007.

Gravenhurst,
Talisman Drive & Edward Street, Gravenhurst, Ontario

This 29-acre site will be developed into a 260,000 square foot new format retail centre. Our ownership interest in the property will be 33%. The site will be developed with our Partners, Trinity Developments and The Otis Group of Companies and will be substantially complete by the end of the fourth quarter of 2008.

Highway 6 & Highway 5
Hamilton, Ontario

This site is currently being developed into a 258,000 square foot traditional retail strip plaza as a joint venture with Trinity Development Group Inc. The site will be anchored by a Rona and Loblaws, who will own their own stores but operate as part of the site. These anchors will be supported by approximately 44,000 square feet of national tenants including L.C.B.O., Scotiabank and Subway. The centre will be substantially complete by the end of the second quarter of 2008. Our ownership interest will be 50%.

Richmond Green Marketplace,
Richmond Hill, Ontario

This site is currently being developed into a 439,000 square foot new format retail centre as a joint venture with Trinity Development Group Inc and Tamuz Investments. The site will be anchored by a 121,000 square foot retailer owned Home Depot and will be tenanted by Costco, PETsMART, Staples, Michaels, Mark's Work Wearhouse (Canadian Tire), Reitmans, The Shoe Company, Kelsey's, Starbucks,

Scotiabank and TD Canada Trust. Store openings will be phased-in beginning in fall 2007. Our ownership interest will be 50%.

Queen Street & Portland Street
Queen Street & Portland Street, Toronto, Ontario

The property is situated on a one acre site in downtown Toronto, located in an area bound by Richmond Street to the south, Portland Street to the east, and Queen Street to the north. This site will be developed into a mixed-use building featuring a significant residential component as well as approximately 99,000 square feet of retail space on three storeys. The site will be developed with our Partner, Tribute Communities, and will be substantially complete by the end of the second quarter of 2008.

RioCan Centre Burloak
QEW and Burloak Drive, Oakville, Ontario

This 89-acre site located southeast of the intersection of the QEW Highway and Burloak Drive is currently being developed into a 547,000 square foot new format retail centre. The site will be anchored by a 98,000 square foot Home Depot, who will own its lands but will operate as part of the overall site. The completed site will also be anchored by a 46,000 square foot Famous Players (Cineplex) Theatre and a 51,000 square foot Longo's Supermarket. As of December 31, 2006 over 433,000 square feet of the site had been leased to a number of strong national tenants including TD Canada Trust, Nike, Mark's Work Wearhouse, Kelsey's and Montana's. The site is projected to be substantially complete by the end of the fourth quarter of 2007. We sold a 50% interest in the property in September 2006 to Canada Pension Plan Investment Board.

Summerside Shopping Centre
London, Ontario

Summerside Shopping centre is situated in the southeast part of London, on the southeast corner of Highbury and Commissioners Road, and will contain 180,000 square feet of leasable area. The site will be anchored by a 99,000 square foot Rona as well as a 40,000 square foot Loblaws who will own its own store. These anchors will be supported by approximately 49,000 square feet of national tenants including Bank of Montreal, Starbucks and Pizza Pizza. The site is projected to be substantially complete by the end of the third quarter of 2007. The site is owned by a partnership comprising Sun Life Assurance Company of Canada (80%) and us (20%).

Whitby – Highway 401 & Thickson Road,
Highway 401 & Thickson Road, Whitby, Ontario

This site is currently being developed into a 204,000 square foot new format retail centre as a joint venture with Trinity Development Group Inc and Wynn. The property is well located with easy access off Highway 401. The site will be anchored by a 99,000 square foot Rona store. The centre will be substantially complete by the end of the second quarter of 2008. Our ownership interest in the property will be 25%.

Lease Maturities

We have a base of approximately 4,900 separate tenancies with varied lease expiry dates which, management believes, generally results in a more stable income flow and reduces the risks related to changing leasing market conditions and the financial performance of particular tenants. For each of the next five years ended December 31, leases representing the percentage of our total leasable square feet set out below will expire:

Year	% of square feet
2007	6.3%
2008	8.4%
2009	10.1%
2010	10.0%
2011	11.6%

Management believes that a proactive leasing strategy is critical to our ongoing operations and financial condition. In this regard, regular contact is maintained with retailers, leasing agents and other real estate professionals in the local business community in order to ensure an up-to-date profile of the market and an understanding of the economic conditions and typical tenant requirements for specific market areas. Leasing and marketing strategies are set and reviewed regularly to ensure that each property is competitively placed within the market so that our properties will be exposed to a broad base of prospective tenants. All possible efforts are made to maintain a high level of tenant communication and service in order to ensure that we maintain our solid existing tenant base. During 1996, we brought our leasing capabilities "in-house". This affords us greater control over our leasing activities and generally results in more efficient re-leasing of vacant space.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE TRUST'S FINANCIAL CONDITION

Operating results for the year ended December 31, 2006 may be found at pages 48 to 80 of our 2006 annual report in the section entitled "Management's Discussion and Analysis" which section is incorporated herein by reference. Our annual report is available on SEDAR at www.sedar.com.

MARKET FOR SECURITIES OF THE TRUST

The Units are listed and posted for trading on the Toronto Stock Exchange (the "**TSX**").

The monthly volume of trading and price ranges of the Units on the TSX over fiscal 2006 are set forth in the following table:

Period	High	Low	Volume
	$	$	
2006			
January	23.41	22.50	6,901,036
February	23.18	20.96	9,525,748
March	23.96	22.16	9,874,487
April	23.10	20.81	9,123,002
May	22.66	20.77	11,680,349

Period	High	Low	Volume
	$	$	
June	22.15	19.93	9,357,249
July	22.99	21.30	6,574,151
August	23.68	21.60	7,414,704
September	24.60	22.70	7,808,884
October	25.40	24.02	11,388,569
November	26.49	22.75	11,543,576
December	26.78	24.44	11,322,333

TRUSTEES AND OFFICERS

Board of Trustees

Pursuant to the Declaration of Trust, the Board of Trustees is to consist of no fewer than five nor more than fifteen Trustees. The number of Trustees may be increased or decreased within such limits from time to time by the Unitholders or by the Trustees, provided that the Trustees may not, between meetings of Unitholders, appoint additional Trustees if, after such appointment, the total number of Trustees would be greater than one and one-third times the number of Trustees required to have been elected at the last annual meeting of Unitholders.

The Declaration of Trust requires that the Trustees appoint an investment committee, human resources and compensation committee and an audit committee. In addition, the Trustees are permitted to create such additional committees as they, in their discretion, determine to be necessary or desirable for the purposes of properly governing our affairs. The Trustees have exercised their discretion in this regard by creating a nominating and governance committee which is described below. The Trustees may not delegate to any committee any powers or authority in respect of which a board of directors of a corporation governed by the *Canada Business Corporations Act* would not be entitled to so delegate.

The investment committee has been charged with the responsibility of evaluating and deciding upon acquisitions and dispositions for us. The investment committee has delegated its responsibility for smaller transactions (defined as transactions with a value of less than $25 million) to a committee comprised of three members of senior management, including our chief executive officer and chief operating officer. Notwithstanding its delegation to the management committee in respect of smaller transactions as described in the preceding sentence, the investment committee is periodically advised of smaller transactions.

The human resources and compensation committee has a formal written charter which sets out its duties and responsibilities. They include making recommendations to the Board with respect to the following issues:

- the Trust's general compensation philosophy;
- the CEO's compensation package;
- the long-term incentive component of the CEO's compensation package;
- the compensation structure for Named Executive Officers and trustees, and trustee appointments, incentive awards and incentive plans;
- the administration of the Trust's and senior management's incentive and other compensation related plans;

- public disclosure of information relating to the Trust's executive compensation, including the disclosure to be included in the Trust's information (proxy) circular(s); and
- the Report of the Human Resources and Compensation Committee to be included in the Trust's information (proxy) circulars.

The nominating and governance committee also has a formal written charter which sets out its responsibilities and duties. They include, among other things, the following responsibilities:

- identifying and recommending new nominees to serve on the Board of Trustees;
- evaluating the competencies and skills of each Trustee and of the Board as a whole;
- developing and recommending to the Board the Trust's approach to governance;
- reviewing the Trust's governance practices at least annually and recommending to the Board any changes to the governance practices which it considers appropriate;
- reviewing and recommending to the Board for approval any disclosure relating to the Trust's governance practices;
- examining the size and composition of the Board and, if appropriate, recommending to the Board a program to establish a Board comprised of a number of trustees that will facilitate effective decision-making;
- reviewing the Board's committee structure on an annual basis and recommending to the Board any changes it considers necessary or desirable with respect to committee structure;
- developing and recommending to the Board position descriptions for the chair of each committee of the Board, the chair of the Board, and together with the CEO, a position description for the CEO;
- making recommendations to the Board with respect to management succession;
- developing and making recommendations to the Board regarding orientation for new trustees and continuing education for all trustees;
- developing and recommending to the Board a process for reviewing the competencies, skills and effectiveness of the Board as a whole, the committees of the Board and the contributions of individual trustees on a regular basis;
- monitoring the Trust's compliance with its continuous and timely disclosure obligations; and
- monitoring compliance with the Trust's Code of Business Conduct and Ethics and the review system in place to ensure that the Trust's financial statements, reports and other financial information disseminated to governmental organizations and the public satisfy legal requirements.

The names and municipalities of residence of each of the Trustees (whose present term of office will expire immediately prior to the election of Trustees at the next annual meeting of Unitholders) and the principal occupations of each during the five preceding years are as follows:

Name and Municipality of Residence	Period of Service as a Trustee	Principal Occupation
CLARE R. COPELAND (1)(3) Toronto, Ontario, Canada	Since February 18, 1994	Chair and Director of Toronto Hydro Corporation and Chief Executive Officer of Falls Management Company
RAYMOND M. GELGOOT (2) Toronto, Ontario, Canada	Since February 19, 1996	Partner, Fogler, Rubinoff LLP
PAUL GODFREY, C.M. (1)(2)(3)(4) Toronto, Ontario, Canada	Since December 14, 1993	President and Chief Executive Officer of the Toronto Blue Jays Baseball Club
FRANK W. KING, O.C. (1) Calgary, Alberta, Canada	Since October 27, 1995	President and Chief Executive Officer of Metropolitan Investment Corporation
DALE H. LASTMAN(4)(6) Toronto, Ontario, Canada	Since June 2, 2004	Co-Chair and Partner, Goodmans LLP
RONALD W. OSBORNE, FCA(1)(5)(7) Toronto, Ontario, Canada	Since June 2, 2004	Chairman of the Board of Sun Life Financial Inc. and Sun Life Assurance Company
SHARON SALLOWS (2)(4) Toronto, Ontario, Canada	Since June 1, 1999	Partner, Ryegate Capital Corporation
EDWARD SONSHINE, Q.C. Toronto, Ontario, Canada	Since December 14, 1993	President and Chief Executive Officer of the Trust
MICHAEL STEPHENSON(3)(8) Toronto, Ontario, Canada	Since August 18, 1994	Principal of Stephenson, Leftwick & Short

(1) Indicates member of the audit committee.

(2) Indicates member of the investment committee.

(3) Indicates member of the human resources and compensation committee.

(4) Indicates member of the nominating and governance committee.

(5) Mr. Osborne served on the board of directors of Air Canada from May 1999 to September 2004. In September 2004 Air Canada completed a court-sanctioned restructuring process and implemented a plan of arrangement under the corporate and insolvency laws of Canada. Mr. Osborne also served on the board of directors of Nortel Networks Corporation and Nortel Networks Limited (collectively, the "Nortel Companies") from April 1996 to September 1997 and from June 2005 to June 2006. On March 10, 2006 the Nortel Companies announced that the filing of certain 2005 financial statements would be delayed. The Ontario Securities Commission issued a management cease trade order on April 10, 2006, prohibiting all of the directors, officers and certain current and former employees from trading in securities of the Nortel Companies until two business days following the receipt by the Ontario Securities Commission of all of the filings of the Nortel Companies are required to make pursuant to Ontario securities laws. The British Columbia Securities Commission and Quebec Securities Commission also issued similar orders. Mr. Osborne was not subject to the orders issued by the British Columbia Securities Commission and the Quebec Securities Commission. The Ontario Securities Commission lifted the cease trade order effective June 8, 2006. The British Columbia Securities Commission and the Quebec Securities Commission also lifted their cease trade orders shortly thereafter.

(6) Mr. Lastman has held his present principal occupation for at least the five preceding years.

(7) From 1998 to 2003, Mr. Osborne was President and Chief Executive Officer of Ontario Power Generation.

(8) Mr. Stephenson is not standing for re-election as a Trustee at the 2007 Meeting.

Our Trustees and executive officers, as a group (19 persons), owned beneficially or exercised control or direction over 956,588 Units, or approximately 0.46% of the outstanding Units as at March 16, 2007 (representing an aggregate investment value by such persons in Units, determined based on market value as of such date, of approximately $24 million).

Officers of the Trust

The names and municipalities of residence of our executive officers, the offices held by each and the principal occupations of each during the five preceding years are as follows:

Name and Municipality of Residence	Office Held	Principal Occupation
EDWARD SONSHINE, Q.C. Toronto, Ontario, Canada	President and Chief Executive Officer	President and Chief Executive Officer of the Trust
FREDERIC WAKS Toronto, Ontario, Canada	Senior Vice President and Chief Operation Officer	Senior Vice President and Chief Operating Officer of the Trust
ROBERT WOLF Toronto, Ontario, Canada	Vice President and Chief Financial Officer	Vice President and Chief Financial Officer of the Trust
JOHN BALLANTYNE Toronto, Ontario, Canada	Vice President, Asset Management	From January 2005 to present Mr. Ballantyne has been the Vice President, Asset Management of the Trust. From January 2001 to December 2004 Mr. Ballantyne was Assistant Vice President, Asset Management for the Trust.
MIKE CONNOLLY Toronto, Ontario, Canada	Vice President, Construction	From January 2003 to present Mr. Connolly has been the Vice President, Construction of the Trust and from January 2001 to December 2002 Mr. Connolly was Assistant Vice President, Construction of the Trust.
THERESE CORNELISSEN Toronto, Ontario, Canada	Vice President, Financial Reporting	From August 2001 to present Ms. Cornelissen has been the Vice President, Financial Reporting.
DANNY KISSOON Mississauga, Ontario, Canada	Vice President, Operations	Vice President, Operations of the Trust
DONALD MACKINNON Mississauga, Ontario, Canada	Vice President, Real Estate Finance	Vice President, Real Estate Finance of the Trust
KATHERINE RITCEY Toronto, Ontario, Canada	Vice President, Investments	Vice President, Investments of the Trust
JORDAN ROBINS Toronto, Ontario, Canada	Vice President, Development	From January 2005 to present Mr. Robins has been the Vice President, Development of the Trust. From January 2003 to December 2004 Mr. Robins was Assistant Vice President, Development for the Trust, from January 2000 to December 2002 Mr. Robins was a Real Estate consultant.

Name and Municipality of Residence	Office Held	Principal Occupation
JEFF ROSS Thornhill, Ontario, Canada	Vice President, Leasing	Vice President, Leasing of the Trust

AUDIT COMMITTEE AND AUDITORS' FEES

The audit committee assists the board in fulfilling its oversight responsibilities in respect of the Trust's accounting and reporting practices. Pursuant to its charter, a copy of which is attached hereto as Schedule "A", the committee is responsible for, among other things, reviewing with management and the auditors the scope of review of internal control over financial reporting, significant findings, recommendations and management's responses for implementation of actions to correct weaknesses in internal controls; reviewing disclosures made by management regarding significant deficiencies in the design or operations of internal controls and reviewing with the Trust's legal counsel any legal or regulatory matters that could have a significant impact on the Trust's financial statements as well as any enquiries received from regulators. In respect of the auditors, the committee is responsible for recommending to the Board of Trustees the auditors to be appointed and to approve their compensation; reviewing independence and qualifications of the auditors; reviewing the scope and approach of the annual audit plan with the auditors; discussing with the auditors the quality and acceptability of the Trust's accounting principles; assessing the auditors' processes for identifying and responding to key audit and internal control risks; ensuring the rotation of the lead audit partner every five years and other partners every seven years; evaluating the performance of the auditors; and reviewing and approving the Trust's hiring policies regarding employees and former employees of the present and former auditors of the Trust. The audit committee also determines which non-audit services the auditors are prohibited by law or regulation, or as determined by the committee, from providing and is responsible to pre-approve all services provided by the auditors.

The audit committee is also charged with various aspects of the Trust's financial reporting, including reviewing and approving the Trust's interim financial statements, financial information, MD&A and earnings press releases; reviewing with management and the auditors the Trust's annual financial statements, MD&A and various matters in connection with the auditors' audit; reviewing significant accounting and reporting issues and understanding their impact on the financial statements; reviewing analyses prepared by management and/or the auditors detailing financial reporting issues and judgments made in connection with the preparation of financial information; and reviewing and monitoring the administration of and compliance with the Declaration of Trust as it may affect the integrity of the Trust's financial statements and its systems of internal controls.

The audit committee is required to meet a minimum of four times per year and at least annually with each of the external auditors and management in separate sessions. Each member of the audit committee is required to be financially literate, as such qualification is interpreted by the Board of Trustees in its business judgement, having regard to the statutory requirement that each member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can be expected to be raised by the Trust's financial statements. A Trustee who, in the opinion of the Board of Trustees, is not financially literate may be appointed to the Audit Committee provided they undertake to become financially literate within a reasonable period of time following their appointment.

The audit committee currently has four members, including Clare R. Copeland, Paul Godfrey, Frank W. King and Ronald W. Osborne, none of whom has a direct or indirect material relationship with us and each of whom is financially literate (as defined above). The following is a brief summary of the education or experience of each member of the audit committee that is relevant to the performance of his

or her responsibilities as a member of the audit committee, including any education or experience that has provided the member with an understanding of the accounting principles used by us to prepare our annual and interim financial statements:

Name of Audit Committee Member	Relevant Education and Experience
Clare R. Copeland	Mr. Copeland is the Chair of Toronto Hydro, an energy distribution company. From 2000 to 2002, Mr. Copeland was Chairman and Chief Executive Officer of OSF Inc. and from 1993 to 1999, he was Chief Executive Officer of Peoples Jewellers Corporation. Mr. Copeland also served as Chairman of Sun Media Corporation from 1997 to 1999 and Chief Operating Officer of Zale Corporation from 1991 to 1993. Mr. Copeland is also a director of Danier Leather Inc. and CARS4U.com Ltd.
Paul Godfrey	Mr. Godfrey is the President and Chief Executive Officer of The Toronto Blue Jays Baseball Club. From 1992 to 2000, Mr. Godfrey was President and Chief Executive Officer of the Sun Media Corporation, from 1991 to 1992 he was the President and Chief Operating Officer of The Toronto Sun Publishing Corporation and from 1984 to 1991 he was the publisher and Chief Executive Officer of The Toronto Sun. Mr. Godfrey also served as the Chairman of the Municipality of Metropolitan Toronto. Mr. Godfrey serves as a director of Astral Media Inc. and CanWest Global Communications Corp. He has a B.Sc. (Chemical Engineering) from the University of Toronto.
Frank W. King	Mr. King is the Chairman of the Audit Committee of Westaim Inc. and the Chairman and a member of the Audit Committee of Networc Health Inc. He also serves on the board of directors of each of Agrium Inc. and Acclaim Energy Inc. and is the Vice-Chair and lead director of Wi-Lan Inc. Mr. King served as the Chairman of the Audit Committee of Wi-Lan Inc., was the President and Chief Executive Officer of Turbo Resources Inc. from 1991 to 1992 and was the Chairman and Chief Executive Officer of the Calgary Olympic Winter Games from 1981 to 1988. He has a B.Sc. (Chemical Engineering).
Ronald W. Osborne	Mr. Osborne is Chairman of the Board of Sun Life Financial Inc. and Sun Life Assurance Company of Canada and is a member of a number of corporate boards, including, Shell Canada, Torstar, Four Seasons Hotels, St. Lawrence Cement Group and Roy Thomson Hall. From 1999 to December 2003 Mr. Osborne was the President and Chief Executive Officer of Ontario Power Generation Inc. ("OPG"). Prior to that time he served as President and Chief Executive Officer of Ontario Hydro, OPG's predecessor. From 1995 to 1998 Mr. Osborne held various positions with the BCE group of telecommunications companies, including Executive Vice President and Chief Financial Officer of BCE Inc., President of BCE Inc. and President and Chief Executive Officer of Bell Canada. From 1981 to 1994 Mr. Osborne held various positions with Maclean Hunter, including Vice President, Finance and CFO, Vice President, Broadcasting & Chief Financial Officer, President and President and Chief Executive Officer. Mr. Osborne earned a Chartered Accountant designation in 1972 and became a Fellow of The Institute of Chartered Accountants of Ontario in 1998.

Our Audit Committee Charter attached hereto as Schedule "A" sets out specific policies and procedures that have been adopted for the engagement of non-audit services.

The table below provides disclosure of the services provided and fees earned by our external auditors in fiscal 2006 and fiscal 2005, dividing the services into the five categories of work performed.

Type of Work	2006 - Fees	2006 – Percentage	2005 - Fees	2005 – Percentage
Audit Fees				
Audit fees for the Trust	840,600	55.9%	$718,000	57.9%
Audit fees for the Trust's joint ventures and partnerships	293,700	19.5%	$83,380	6.7%
Review of prospectuses	24,500	1.6%	$ 72,100	5.8%
Review of interim financial statements and MD&A	146,500	9.8%	$207,090	16.7%
	1,305,300	86.8%	$1.080,570	87.1%
Tax and Other Fees				
Tax compliance and other services for the Trust and partnerships	199,000	13.2%	$ 160,511	12.9%
Total	1,504,300	100%	$1,241,081	100%

RISK FACTORS

All real estate investments are subject to a degree of risk. They are affected by various factors including changes in general economic and in local market conditions, the attractiveness of the properties to tenants, competition from other available space and various other factors. In addition, fluctuations in interest rates may affect us. The value of our real estate and any improvements thereto may also depend on the credit and financial stability of our tenants. Our net earnings would be adversely affected if a significant number of tenants were to become unable to meet their obligations to us or if we were unable to lease a significant amount of available space in our properties on economically favourable lease terms.

Tenant Concentrations

The principal operating risk facing us is the potential for declining revenue if we cannot maintain the existing high occupancy levels of our properties should tenants experience financial difficulty and be unable to fulfill their lease commitments. We reduce our risks in our shopping centre portfolio through geographical diversification, staggered lease maturities, diversification of revenue sources resulting from a large tenant base, avoiding dependence on any single tenant by ensuring no individual tenant contributes a significant percentage of our gross revenue, by ensuring a considerable portion of our revenue is earned from national and anchor tenants, and credit assessments are generally conducted for new tenants. The key components of our tenant concentration risk strategy are discussed below.

For the year ended December 31, 2006 rental revenue was $580.5 million and retained RDI was $29.5 million: this equates to approximately 5.1%. As detailed in the above table, at December 31, 2006 only two of our tenants have annualized rental revenue greater than 5.1% of our total annualized rental revenue.

We also hedge our leasing risk by negotiating fixed term leases that will often be five to ten years. In instances where certain tenants are critical to the viability of a property, we endeavor to lease for even longer terms with pre-negotiated minimum rent escalations. In addition, in order to reduce our exposure to the risks relating to credit and the financial stability of our tenants, our Declaration restricts the amount of space which can be leased to any person and that person's affiliates (other than in respect of leases with or guaranteed by the Government of Canada, a province of Canada, a municipality in

Canada or any agency thereof and certain corporations, the securities of which meet stated investment criteria) to a maximum premises or space having an aggregate gross leasable area of 20% of the aggregate gross leasable area of all real property held by us.

Interest Rate and Other Debt Related Risks

At December 31, 2006 our total indebtedness had a 5.4 year weighted average term to maturity bearing a weighted average contractual interest rate of 6.1%.

Our profitability is impacted by interest rates as interest expense represents a significant cost in the ownership of our real estate investments. At December 31, 2006 we had aggregate debt ("mortgages and debentures payable") principal maturities through to December 31, 2009 of $880 million (31.6% of our aggregated debt) with a weighted average contractual interest rate of 6.18%. Should such amounts be refinanced upon maturity at an aggregate interest rate differential of 100 basis points, our net earnings would be impacted by approximately $8.8 million per annum.

We seek to reduce our interest rate risks by extending the average maturity of our long term debt and limiting the use of floating rate debt so as to minimize exposure to interest rate fluctuations. At December 31, 2006, 2.6% of our aggregated debt was at floating interest rates as compared to 2.2% at December 31, 2005.

A further risk to our growth program is that of not having sufficient debt capital available to us. Given the relatively small size of the Canadian lending marketplace, there may come a point in the future at which accessing domestic debt capital may become more difficult. We seek to mitigate this potential risk by making use of the Canadian commercial-backed security market, the public unsecured debenture market, and by constantly seeking out new sources of debt capital (including foreign-based). Also, certain significant expenditures involved in real property investments, such as property taxes, maintenance costs and mortgage payments, represent obligations that must be met regardless of whether the property is producing any income.

Liquidity Risk of Real Estate Investments

Real estate investments are relatively illiquid. This will tend to limit our ability to sell components of our portfolio promptly in response to changing economic or investment conditions. If we were required to quickly liquidate our assets, there is a risk that we would realize sale proceeds of less than the current book value of our real estate investments.

Construction Risk

Our construction commitments are subject to those risks usually attributable to construction projects, which include: (i) construction or other unforeseeable delays; (ii) cost overruns; and (iii) the failure of tenants to occupy and pay rent in accordance with existing lease agreements, some of which are conditional. Such risks are minimized through the provisions of our Declaration, which have the effect of limiting direct and indirect investments (net of related mortgage debt) in non-income producing properties to no more than 15% of the book value of our unitholders' equity. Such developments may also be undertaken with established developers either on a co-ownership basis or by providing them with mezzanine financing. Generally we will not acquire or fund significant expenditures for undeveloped land unless it is zoned and an acceptable level of space has been pre-leased/pre-sold. An advantage of unenclosed, new format retail is that it lends itself to phased construction keyed to leasing levels, which avoids the creation of meaningful amounts of vacant space.

Environmental Risk

Environmental and ecological related policies have become increasingly important in recent years. Under various federal and provincial laws, we, as an owner or operator of real property, could become liable for the costs of removal or remediation of certain hazardous or toxic substances released on or in our properties or disposed of at other locations. The failure to remove or remediate such substances, if any, may adversely affect our ability to sell such real estate or to borrow using such real estate as collateral, and could potentially also result in claims against us. We are not aware of any material non-compliance, liability or other claim in connection with any of our properties, nor are we aware of any environmental condition with respect to any properties that we believe would involve material expenditures by us.

It is our policy to obtain a Phase I environmental audit conducted by a qualified environmental consultant prior to acquiring any additional property. In addition, where appropriate, tenant leases generally specify that the tenant will conduct its business in accordance with environmental regulations and be responsible for any liabilities arising out of infractions to such regulation. It is our practice to periodically inspect tenant premises that may be subject to environmental risk. We maintain insurance to cover a sudden and/or accidental environmental mishap.

Unitholder Liability

Our Declaration provides that no unitholder or annuitant under a plan of which a unitholder acts as trustee or carrier will be held to have any personal liability as such, and that no resort shall be had to the private property of any unitholder or annuitant for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of RioCan. Only our assets are intended to be liable and subject to levy or execution.

The following provinces have legislation relating to unitholder liability protection: British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec. Certain of these statutes have not yet been judicially considered and it is possible that reliance on such statute by a unitholder could be successfully challenged on jurisdictional or other grounds.

Our Declaration further provides that, whenever possible, certain written instruments signed by us must contain a provision to the effect that such obligation will not be binding upon unitholders personally or upon any annuitant under a plan of which a unitholder acts as trustee or carrier. In conducting our affairs, we have acquired and may acquire real property investments subject to existing contractual obligations, including obligations under mortgages and leases that do not include such provisions. We will use our best efforts to ensure that provisions disclaiming personal liability are included in contractual obligations related to properties acquired, and leases entered into, in the future.

Income Taxes

We currently qualify as a mutual fund trust for income tax purposes. We are required by our Declaration to annually distribute all of our taxable income to unitholders and thus are generally not subject to tax on such amount. In order to maintain our current mutual fund status, we are required to comply with specific restrictions regarding our activities and the investments held by us. If we were to cease to qualify as a mutual fund trust, the consequences could be material and adverse.

On December 21, 2006, the Minister of Finance (Canada) released draft legislation (the "**Proposals**") relating to the federal income taxation of publicly-traded trusts (such as income trusts and REITs) and partnerships. The Proposals are contemplated to apply to a publicly-traded trust that is a specified investment flow-through entity (a "**SIFT**") which existed before November 1, 2006 ("**Existing**

Trust") commencing with taxation years ending in or after 2011 (other than those Existing Trusts which qualify for the REIT Exception as described below).

Certain distributions attributable to a SIFT will not be deductible in computing the SIFT's taxable income, and the SIFT will be subject to tax on such distributions at a rate that is substantially equivalent to the general tax rate applicable to Canadian corporations. Distributions paid by a SIFT as returns of capital will not be subject to this tax. There will be circumstances where an Existing Trust may lose its transitional relief where the Existing Trust undergoes "undue expansion".

The new taxation regime will not apply to certain Existing Trusts that qualify as REITs (the "REIT Exception") as defined in the Proposals. Accordingly, unless the REIT Exception is applicable to RioCan, the Proposals could, commencing in 2011, impact the level of cash distributions which would otherwise be made by RioCan. The Proposals do not fully accommodate the current business structures used by many Canadian REITs and contain a number of technical tests that many Canadian REITs, including RioCan, will likely find difficult to satisfy. The Minister's stated intention is to exempt REITs from taxation as SIFTs in recognition of "the unique history and role of collective real estate investment vehicles". Accordingly, it is possible that changes to these technical tests will be made prior to their enactment in order to accommodate some or all of the existing Canadian REITs, including RioCan. Alternatively, if the Proposals are not changed, existing Canadian REITs, including RioCan, may need to restructure their affairs in order to limit the application of the Proposals.

In the light of the foregoing, it is not currently possible to predict whether the Proposals as ultimately enacted will have an adverse effect on RioCan.

DISTRIBUTABLE INCOME AND DISTRIBUTION POLICY

Distributable income is based on the consolidated net income of the Trust calculated in accordance with Canadian generally accepted accounting principles, adjusted by adding back depreciation and amortization of all tangible and intangible capital assets, losses on dispositions of real estate investments (other than losses on dispositions on real estate investments held for resale), and expenses recorded on the granting of unit options or other unit based compensation and excluding gains on dispositions of real estate investments (other than gains on dispositions on real estate investments held for resale), amortization of differential between original rents and market rents arising at the time of acquisition, and adjustments for accounting for minimum rental revenue on a straight-line basis for the term of the related lease. Additionally, in calculating distributable income, any amount (including, without limitation, reserves, provisions and allowances) which the Trustees in their discretion determine to be appropriate shall be further added or deducted. Distributable income may be estimated by the Trustees whenever the actual amount has not yet been finally determined. Such estimates are adjusted as of a subsequent distribution date when the amount of distributable income has been determined by the Trustees.

In each year, the Trust distributes to Unitholders an amount equal to at least 80% of its distributable income, calculated as described above. The Declaration of Trust also provides, in general, that all of the income of the Trust for tax purposes will be paid or payable to Unitholders in the year. The Trust will deduct, for tax purposes, such portion of the amount paid or payable, or deemed to be paid or payable, to Unitholders in the year, so that the Trust will generally not be liable for income tax in any year.

Page 9 of our management information circular dated March 19, 2007 for use in connection with the 2007 Meeting, which is available on SEDAR at www.sedar.com, sets forth certain proposed amendments to the Trust's Declaration of Trust and distribution policy and is incorporated by reference herein.

TAXATION OF DISTRIBUTIONS

The adjusted cost base of Units held by a Unitholder generally will be reduced by the non-taxable portion of distributions made to the Unitholder (other than the non-taxable portion of certain capital gains). A Unitholder will generally realize a capital gain to the extent that the adjusted cost base of the Unitholder's Units would otherwise be a negative amount, notwithstanding that the Unitholder has not sold any Units.

DISTRIBUTION REINVESTMENT PLAN

A distribution reinvestment plan (the "**Distribution Plan**") is available for those Unitholders electing to participate. The Distribution Plan provides that all or the requested portion of regular distributions payable to participating Unitholders will be reinvested in whole or fractional Units at the average market price of the Units on the Toronto Stock Exchange for the five trading days preceding the distribution date. In addition, participants receive a bonus number of Units equal to 3.1% of the number of additional Units acquired upon the reinvestment.

PRINCIPAL UNITHOLDERS

As at the date hereof, to our knowledge, no Units are directly or indirectly owned or controlled by any of our officers or Trustees, other than Edward Sonshine, Q.C. who holds 311,000 Units, Robert Wolf, who holds 70,168 Units, Clare R. Copeland, who holds 16,400 Units, Paul Godfrey, who holds 97,000 Units, Frank W. King, who holds 76,530 Units, Raymond M. Gelgoot, who holds 41,745 Units, Michael Stephenson who holds 10,987 Units, Sharon Sallows, who holds 33,830 Units, Frederic Waks, who holds 95,419 Units, Jeff Ross, who holds 12,150 Units, Katherine Ritcey, who holds 50,000 Units, Danny Kissoon, who holds 16,000 Units, Donald MacKinnon, who holds 44,405 Units, Michael Connolly, who holds 10,454 Units, Dale H. Lastman, who holds 10,000 Units, Ronald W. Osborne, who holds 6,000 Units, Therese Cornelissen, who holds 36,000 Units, John Ballantyne, who holds 8,600 Units and Jordan Robins, who holds 9,900 Units.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There are no proposed transactions which in either case have materially affected or will materially affect us in which any of our officers or Trustees had or has any material interest, direct or indirect.

UNIT OPTION PLAN

Among the purposes of the 1995 Restructuring was the creation of a management structure which, in addition to resulting in significant savings in annual management and transaction fees for us, would result in compensation of management based on our performance, so as to more closely align the interests of management with our interests and the interests of Unitholders.

As part of the 1995 Restructuring, the Unitholders approved the creation of a unit option plan (the "**Option Plan**") to encourage equity participation in us by our employees, management, consultants and members of the Board of Trustees and, in addition, to provide for an effective means of compensation to such persons based on the market value of the Units from time to time.

The Option Plan is administered by the human resources and compensation committee of the Board of Trustees, which has the power to amend, modify, suspend or terminate the Option Plan, subject to any necessary regulatory and Unitholder approvals.

In accordance with the policy governing options and other compensation arrangements promulgated by the Toronto Stock Exchange on March 22, 1994, the Option Plan is subject to the following:

(a) options issued under the Option Plan have a maximum term of ten years and are non-assignable;

(b) the exercise price at which options may be exercised is may not be lower than the closing price of the Units on the TSX on the day prior to grant;

(c) the number of Units reserved for issuance to any one person pursuant to the Option Plan may not exceed 5% of the outstanding Units;

(d) absent the approval of the Unitholders (given by a majority of "disinterested" Unitholders voting):

  (i) the number of Units reserved for issuance pursuant to the Option Plan granted to insiders (including officers of the Trust, members of the Board of Trustees and persons related thereto) may not exceed 10% of the outstanding Units;

  (ii) the number of Units issued to insiders within a one year period may not exceed 10% of the outstanding Units; and

  (iii) the number of Units issued to any one insider and his or her associates within a one year period may not exceed 5% of the outstanding Units;

(e) absent the approval of the Unitholders (given by a majority of Unitholders voting), the total number of Units in respect of which options may be granted under the Option Plan may not exceed 19,200,000; and

(f) any material amendment to an option held by an insider (including a change in the exercise price or expiry date) will require the approval of the Toronto Stock Exchange and the approval of "disinterested" Unitholders.

Pages 11 and 12 of our management information circular dated March 19, 2007 for use in connection with the 2007 Meeting, which is available on SEDAR at www.sedar.com, sets forth the options granted pursuant to the Option Plan to our executives and is incorporated by reference herein.

RESTRICTED EQUITY UNIT PLAN

In fiscal 2004, the Trust implemented the Trustees' Restricted Equity Unit Plan (the "**REU Plan**"), which provides for an allotment of Restricted Equity Units ("**REUs**") to each non-employee Trustee at the discretion of the Human Resources and Compensation Committee. The value of the REUs so allotted will appreciate (or depreciate) with increases or decreases in the market price of the Units in the manner described in the REU Plan.

Each eligible trustee may participate in the REU Plan to the extent determined by the Human Resources and Compensation Committee. Members are also entitled to be credited with REUs for distributions paid in respect of Units of the Trust. The number of REUs to be credited in respect of distributions is determined by dividing the amount of distributions that would be payable on a number of Units equal to the number of REUs then credited to the member by the five-day weighted average closing price of a Unit on the immediately preceding five trading days.

REUs vest three years from the date of issue and are to be satisfied by the Trust within 30 days of vesting and, in any event, by no later than December 31 following the vesting date by payment of a cash amount equal to the number of vested REUs then credited to the member multiplied by the five-day weighted average closing price of a Unit on the TSX on the five trading days immediately preceding the vesting date, less applicable withholdings. The Trust's obligation to make payment on the redemption of REUs is an unfunded and unsecured obligation of the Trust.

All non-employee Trustees are members under the REU Plan. Page 8 of our management information circular dated March 19, 2007 for use in connection with the 2007 Meeting, which is available on SEDAR at www.sedar.com, sets forth the REUs granted pursuant to the REU Plan to our non-employee trustees and is incorporated by reference herein.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our Units is CIBC Mellon Trust Company at its principal office in the City of Toronto.

LEGAL PROCEEDINGS

We are not involved in any legal proceeding which would have a material effect on the Trust.

ADDITIONAL INFORMATION

We will provide to any person or company, upon request to our Chief Financial Officer:

1. at any time when our securities are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a proposed distribution of our securities:

   (a) one copy of the latest annual information form, together with one copy of any documents or the pertinent pages of any document, incorporated therein by reference;

   (b) one copy of our consolidated financial statements filed under the statutory disclosure requirements of the various provincial and territorial securities acts and related disclosure legislation (collectively called the "**Acts**") for our most recently completed financial year in respect of which financial statements have been issued together with the report of the auditor thereon and one copy of any of our interim financial statements subsequent to the financial statements for our most recently completed financial year;

   (c) one copy of our information circular filed under the Acts in respect of the most recent annual meeting of the Unitholders which involves the election of Trustees; and

   (d) one copy of any reports filed pursuant to the Acts which are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under subparagraphs 1 (a), (b) and (c); or

2. at any other time, the documents referred to in subparagraphs 1(a), (b) and (c) above, provided that we may require the payment of a reasonable charge from any such person or company who is not a Unitholder where the documents are furnished under this paragraph.

Additional information regarding trustees' and officers' remuneration and indebtedness, principal holders of securities, options to purchase securities and interests of insiders in material transactions is contained in the management information circular for the 2007 Meeting. Additional financial information

is provided in our consolidated financial statements for the year ended December 31, 2006. A copy of such documents is available on the Internet site of SEDAR at www.sedar.com. In the alternative, a copy may be obtained upon written request from our Chief Financial Officer (at the Exchange Tower, Suite 700, 130 King Street West, P.O. Box 378, Toronto, Ontario M5X 1E2).

SCHEDULE "A"
Audit Committee Charter

December 2003 (Revised February 2007)

PURPOSE:

To assist the Board in fulfilling its oversight responsibilities by reviewing, advising and making recommendations to the Board on:

1. The integrity of the financial information,
2. The financial reporting process,
3. The systems of internal controls which Management and the Board of Trustees have established,
4. The performance of the Trust's external auditors,
5. The external auditors' qualifications and independence, and
6. The Trust's compliance with related legal and regulatory requirements and internal policies.

ORGANIZATION:

1. The Audit Committee shall consist of three or more Trustees appointed by the Board of Trustees, none of whom shall be officers or employees of the Trust or any of the Trust's affiliates.
2. Each of the members of the Audit Committee shall satisfy the applicable independence requirements of the laws governing the Trust, the applicable stock exchanges on which the Trust's securities are listed and applicable securities regulatory authorities.
3. The Board of Trustees shall designate one member of the Audit Committee as the Committee Chair. Members of the Audit Committee shall serve at the pleasure of the Board of Trustees for such term or terms as the Board of Trustees may determine or until he or she resigns.
4. Each member of the Audit Committee shall be financially literate as such qualification is interpreted by the Board of Trustees in its business judgment and in accordance with applicable regulatory requirements. A trustee who, in the opinion of the Board of Trustees, is not financially literate may be appointed to the Audit Committee provided they undertake to become financially literate within a reasonable period of time following their appointment.

AUTHORITY:

1. The Audit Committee or any Trustee shall have unrestricted access to members of Management and relevant information.
2. The Audit Committee or any Trustee may retain independent counsel, accountants or others to assist it in the conduct of any investigation.
3. The Audit Committee shall have the authority to set and pay the compensation for any independent counsel, accountants or others employed by the Audit Committee.

4. The Audit Committee shall have the authority to communicate directly with the internal and external auditors.

RESPONSIBILITIES:

1. General

(a) Conduct or authorize investigations into any matters within the Committee's scope of responsibilities.

(b) Report Committee activities and actions to the Board of Trustees with recommendations, as the Committee deems appropriate.

(c) Review and update the Committee's charter annually.

(d) Perform an evaluation of the Committee's performance at least annually.

(e) Meet a minimum of four times per year or more frequently as circumstances require and at any time at the request of a member.

(f) Meet at least annually with the external auditors and Management in separate sessions to discuss any matters that the Committee believes should be discussed privately and to provide a forum for any relevant issues to be raised.

(g) Review with Management, and the external auditors, the scope of review of internal control over financial reporting, significant findings, recommendations and Management's responses for implementation of actions to correct weaknesses in internal controls.

(h) Review disclosure made by the CEO and CFO regarding changes in the Trust's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Trust's internal control over financial reporting.

(i) Review with the Trust's legal counsel any legal or regulatory matters that could have a significant impact on the Trust's financial statements or compliance with applicable laws and regulations, and inquiries received from regulators.

(j) Review and assess the adequacy of the Trust's policies and procedures for the review of the Trust's public disclosure of financial information extracted or derived from the Trust's financial statements.

(k) Ensure all complaints arising through the Trust's "whistleblower" policy related to accounting, internal controls or auditing matters are disclosed to the Audit Committee.

2. External Auditors

(a) Require the external auditor to report directly to the Audit Committee and be directly responsible for the oversight of the work of the external auditor.

(b) Recommend to the Board of Trustees the external auditors to be appointed, approve compensation of the external auditors and review and approve any proposal to change the external auditors.

(c) Review independence and qualifications of the external auditors. In assessing such independence the Audit Committee shall discuss with the external auditors, and may require a letter from the external auditors outlining, any relationships between the external auditors and the Trust or its affiliates.

(d) Review the scope and approach of the annual audit plan with the external auditors.

(e) Discuss with the external auditors the quality and acceptability of the Trust's accounting principles including all critical accounting policies and practices used, any alternative treatments that have been discussed with Management as well as any other material communications with Management.

(f) Assess the external auditors' processes for identifying and responding to key audit and internal control risks.

(g) Ensure the rotation of the lead audit partner every five years and other audit partners every seven years, and consider regular rotation of the audit firm.

(h) Evaluate the performance of the external auditors and present it to the Board of Trustees.

(i) Determine which non-audit services the external auditors are prohibited by law or regulation, or as determined by the Audit Committee, from providing and pre-approve all services provided by the external auditors. The Committee may delegate such pre-approval authority to a member of the Committee. The decision of any Committee member to whom pre-approval authority is delegated must be presented to the full Audit Committee at its next scheduled meeting.

(j) Review and approve the Trust's hiring policies regarding employees, partners and former employees and partners of the present and former external auditors to be hired by the Trust.

3. Financial Reporting

(a) Review and approve the Trust's interim financial statements and interim financial information and disclosures under Management's Discussion and Analysis and earnings press release, prior to filing. If the members of the Audit Committee deem it to be necessary, they shall provide a report to the Board of Trustees based on this review.

(b) Before the Board of Trustees approves the annual financial statements and related MD&A, the Audit Committee shall review with Management and the external auditors, at the completion of the annual audit:

(i) The Trust's annual financial statements, MD&A and related footnotes.

(ii) The external auditors' audit of the financial statements and their report.

(iii) Any significant changes required in the external auditors' audit plan.

(iv) Any difficulties or disputes with Management encountered during the audit.

(v) The Trust's accounting policies.

(vi) Other matters related to conduct, which should be communicated to the Committee under generally accepted auditing standards.

The Audit Committee shall then present a report to the Board for its review.

(a) Review significant accounting and reporting issues and understand their impact on the financial statements. These include complex or unusual transactions and highly judgmental areas; major issues regarding accounting principles and financial presentations, including significant changes in the Trust's selection or application of accounting principles; the effect of regulatory and accounting initiatives, as well as off-balance sheet arrangements, on the financial statements of the Trust.

(b) Review analysis prepared by Management and/or the external auditors detailing financial reporting issues and judgments made in connection with the preparation of financial information, including analysis of the effects of alternative GAAP methods.

(c) Advise Management, based upon the Audit Committee's review and discussion, whether anything has come to the Audit Committee's attention that causes it to believe that the financial statements contain an untrue statement of material fact or omit to state a necessary material fact.

(d) Review and monitor the administration of and compliance with the Trust's Declaration of Trust as it may affect the integrity of the Trust's financial statements and its systems of internal controls.

4. Treatment of Complaints

(a) Establish procedures for the receipt, recording and treatment of complaints received by the Trust regarding accounting, internal controls, or auditing matters.

(b) Establish procedures for the confidential and anonymous submission by employees of concerns regarding accounting or auditing matters of the Trust.

5. Limitation on the Oversight Role of the Audit Committee

Nothing in this Charter is intended, or may be construed, to impose on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all members of the Board of Trustees are subject.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Trust's financial statements and disclosures are complete and accurate and in accordance with generally accepted accounting principles in Canada and applicable rules and regulations. These are the responsibility of management and the external auditors.

RIOCAN REAL ESTATE INVESTMENT TRUST

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

TO BE HELD ON MAY 15, 2007

March 19, 2007

These materials require your immediate attention. Should you not understand the contents of this document, please consult your professional advisors.

RIOCAN REAL ESTATE INVESTMENT TRUST

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "**Meeting**") of the unitholders of RioCan Real Estate Investment Trust (the "**Trust**") will be held in the Scotiabank Theatre (formerly known as Paramount Toronto) located at 259 Richmond Street West, Toronto, Ontario on Tuesday, the 15th day of May, 2007 at the hour of 11:00 a.m. (Toronto time) and by webcast at the following URL: https://riocan.com/_bin/presentations/webcast.cfm for the following purposes:

1. **TO RECEIVE** the financial statements of the Trust for the year ended December 31, 2006, together with the report of the auditors thereon;

2. **TO ELECT** members of the Board of Trustees of the Trust;

3. **TO APPOINT** auditors and authorize the Board of Trustees of the Trust to fix the remuneration of the auditors;

4. **TO CONSIDER** and, if thought advisable, to pass a resolution in the form set forth in Appendix "B" of the annexed information circular, authorizing certain amendments to the Trust's Declaration of Trust; and

5. **TO TRANSACT** such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

A unitholder of the Trust wishing to be represented by proxy at the Meeting or any adjournment thereof must have deposited his or her duly executed form of proxy not later than 5:00 p.m. (Toronto time) on May 11, 2007 or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned meeting, at the offices of Proxy Department, CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1 or fax it to CIBC Mellon Trust Company Proxy Department (416) 368-2502. In the alternative, you may deliver it to the chair of the Meeting prior to its commencement. A form of proxy solicited by management of the Trust in respect of the Meeting is enclosed herewith. Unitholders of the Trust who are unable to be present personally at the Meeting are requested to sign and return (in the envelope provided for that purpose) such form of proxy.

Only holders of units of the Trust of record at the close of business on March 19, 2007 (the "**Record Date**") will be entitled to vote at the Meeting, even though they have since that date disposed of their Units, and, except as otherwise determined from time to time by Trustees, no unitholder becoming such after the Record Date will be entitled to receive notice of and vote at such Meeting or any adjournment thereof or to receive such distribution or to be treated as a unitholder of record for purposes of such other action.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 19th day of March, 2007.

BY ORDER OF THE BOARD OF TRUSTEES of RioCan Real Estate Investment Trust

"Paul Godfrey"

PAUL GODFREY
Chairman

INDEX

RIOCAN REAL ESTATE INVESTMENT TRUST
MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT SOLICITATION

This management information circular is furnished in connection with the solicitation of proxies by management and the Board of Trustees of RioCan Real Estate Investment Trust (the "**Trust**") for use at the annual and special meeting (the "**Meeting**") of the unitholders of the Trust to be held in the Scotiabank Theatre (formerly known as Paramount Toronto) located at 259 Richmond Street West, Toronto, Ontario, on Tuesday, the 15th day of May, 2007, at 11:00 a.m. (Toronto time) for the purposes set forth in the attached Notice of Meeting. It is expected that the solicitation will primarily be by mail. Proxies may also be solicited personally or by telephone by individual trustees of the Trust ("**Trustees**") or by officers and/or other employees of the Trust. The cost of solicitation, if any, will be borne by the Trust. Except as otherwise stated, the information contained herein is given as of March 19, 2007.

Enclosed with this information circular and the attached Notice of Meeting is a form of proxy for use in connection with the Meeting. Copies of the Trust's 2006 Annual Report and current annual information form are available on the Internet site of SEDAR (the System for Electronic Document Analysis and Retrieval, that was established by the Canadian Securities Administrators) at www.sedar.com. In the alternative, copies will be provided upon request to the Trust (at the Exchange Tower, Suite 700, 130 King Street West, P.O. Box 378, Toronto, Ontario M5X 1E2).

In addition to the technical description of the voting and proxy requirements and procedures described under the headings "Management Solicitation" and "Authorized Capital and Principal Holders Thereof", various common questions, and answers to such questions, on proxy voting are set out below under the heading "Questions and Answers on Proxy Voting".

Voting of Units Represented by Management Proxies

The form of proxy forwarded to unitholders with the Notice of Meeting confers discretionary authority upon the proxy nominees with respect to amendments or variations of matters identified in the Notice of Meeting or other matters that may properly come before the Meeting. The form of proxy affords the unitholder an opportunity to specify that the units of the Trust ("**Units**") registered in his or her name are to be voted for or against or withheld from voting in respect of the election of Trustees, the appointment of auditors and the proposed amendments to the Declaration of Trust.

On any ballot that may be called for, the Units represented by proxies in favour of management nominees will be voted or withheld from voting in respect of the election of Trustees and the appointment of auditors, and will be voted for or against the proposed amendments to the Declaration of Trust, in accordance with the specifications made by unitholders in the manner referred to above.

In respect of proxies in which unitholders have not specified that the proxy nominees are required to vote or withhold from voting in respect of the election of Trustees and the appointment of auditors, or to vote for or against the proposed amendments to the Declaration of Trust, the Units represented by proxies in favour of management nominees will be voted in favour of the election of the Trustees listed in this information circular, the appointment of auditors and the proposed amendments to the Declaration of Trust.

The Trustees know of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters that are not now known to the Trustees should properly come before the Meeting, the Units represented by proxies in favour of management nominees will be voted on such matters in accordance with the best judgment of the proxy nominee.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are officers of the Trust. **A unitholder desiring to appoint some other person to represent him or her at the Meeting may do so by inserting such person's name in the blank space provided in the accompanying form of proxy and striking out the names of the management nominees and returning the completed proxy to the Proxy Department, CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1 or by fax to (416) 368-2502, at any time up to and including 5:00 p.m. (Toronto time) on May 11, 2007.**

A proxy given by a unitholder for use at the Meeting may be revoked at any time prior to its use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the unitholder or by his or her attorney authorized in writing or, if the unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at Proxy Department, CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1 or by fax to (416) 368-2502 at any time up to and including one business day preceding the Meeting or any adjournment thereof at which the proxy is to be used or with the Chairman of the Meeting on the date of the Meeting or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

AUTHORIZED CAPITAL AND PRINCIPAL HOLDERS THEREOF

Our authorized capital consists of an unlimited number of Units, of which 207,213,261 Units are issued and outstanding as of March 19, 2007.

Pursuant to our Declaration of Trust, each Unit represents an equal interest in the Trust with all other outstanding Units and all Units outstanding from time to time entitle their holders to participate pro rata in any distributions by us and, in the event of termination of the Trust, in the net worth of the Trust. The Units are listed for trading on the Toronto Stock Exchange (the "**TSX**").

The holders of Units are entitled to notice of and to attend all meetings of unitholders of the Trust. Each Unit entitles its holder to one vote at all such meetings of unitholders of the Trust.

Only holders of Units of record at the close of business on March 19, 2007 (the "**Record Date**") are entitled to vote at the Meeting, even though they may have since that date disposed of their Units, and, except as otherwise determined from time to time by Trustees, no unitholder becoming such after the Record Date will be entitled to receive notice of and vote at such Meeting or any adjournment thereof or to receive such distribution or to be treated as a unitholder of record for purposes of such other action.

To the knowledge of the Trustees, no person or company beneficially owns or exercises control or discretion over more than 10% of the Units.

QUORUM FOR MEETING

Two unitholders of the Trust represented in person or by proxy will constitute a quorum for the Meeting or any adjournment thereof.

QUESTIONS AND ANSWERS ON PROXY VOTING

Q. What am I voting on?

A: Unitholders are voting on the election of Trustees for the coming year, on the appointment of auditors and on the proposed amendments to the Declaration of Trust.

Q: Who is entitled to vote?

A: Unitholders as of the close of business on the Record Date (being March 19, 2007) are entitled to vote. Each Unit entitles the holder to one vote on those items of business identified in the Notice of Meeting. If you acquired your Units after the Record Date, please refer to the answer to the question "What if ownership of Units has been transferred after the Record Date?" to determine how you may vote such Units.

Q: How do I vote?

A: There are two ways you can vote your Units if you are a registered unitholder. You may vote in person at the Meeting or you may sign the enclosed form of proxy appointing the named persons or some other person you choose, who need not be a unitholder, to represent you as proxyholder and vote your Units at the Meeting. If your Units are held in the name of a nominee, please refer to the answer to the question "If my Units are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my Units?" to determine how you may vote your Units.

Q: What if I plan to attend the Meeting and vote in person?

A: If you are a registered unitholder and plan to attend the Meeting and wish to vote your Units in person at the Meeting, do not complete or return the form of proxy. Your vote will be taken and counted at the Meeting. Please register with our transfer agent, CIBC Mellon Trust Company, upon arrival at the Meeting. If your Units are held in the name of a nominee and you wish to attend the Meeting, refer to the answer to the question "If my Units are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my Units?" for voting instructions.

Q: Who is soliciting my proxy?

A: The enclosed form of proxy is being solicited by management and the Board of Trustees of the Trust and the associated costs will be borne by the Trust. The solicitation will be made primarily by mail but may also be made by telephone, in writing or in person by the Trustees or by officers and/or employees of the Trust.

Q: What if I sign the form of proxy enclosed with this circular?

A: Signing the enclosed form of proxy gives authority to Edward Sonshine, Q.C., the President & Chief Executive Officer of the Trust or Robert Wolf, the Vice-President & Chief Financial Officer of the Trust, or to another person you have appointed, to vote your Units at the Meeting.

Q: Can I appoint someone other than these representatives to vote my Units?

A: Yes. Write the name of this person, who need not be a unitholder, in the blank space provided in the form of proxy. It is important to ensure that any other person you appoint is attending the Meeting and is aware that they have been appointed to vote your Units. Proxyholders should, upon arrival at the Meeting, present themselves to a representative of our transfer agent, CIBC Mellon Trust Company.

Q: What do I do with my completed proxy?

A: Return it to our transfer agent, CIBC Mellon Trust Company, in the envelope provided, or by fax to (416) 368-2502, so that it arrives no later than 5:00 p.m. (Toronto time) on May 11, 2007. This will ensure that your vote is recorded.

Q: If I change my mind, can I take back my proxy once I have given it?

A: Yes. If you change your mind and wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if Units are held by a corporation, under the corporation's corporate seal or by an officer or attorney of the corporation duly authorized. This statement must be delivered either to our transfer agent as described above (please see "What do I do with my completed proxy?") or to the Chairman on the day of the Meeting or any adjournment of the Meeting, prior to the time of voting.

Q: How will my Units be voted if I give my proxy?

A: The persons named on the form of proxy must vote for or against or withhold from voting your Units in accordance with your directions. In the absence of such directions, however, your Units will be voted in the discretion of the proxyholder. If the proxyholder is management's representatives, your Units will be voted in favour of the election of Trustees, the appointment of auditors and the proposed amendments to the Declaration of Trust.

Q: What if amendments are made to these matters or if other matters are brought before the Meeting?

A: The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting. As of the date of this circular, management of the Trust knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgement.

Q: How many Units are entitled to vote?

A: As of March 19, 2007, there are 207,213,261 Units outstanding. Each unitholder has one vote for each Unit held at the close of business on the Record Date.

Q: What if ownership of Units has been transferred after the Record Date?

A: The Trust's Declaration of Trust provides that only holders of Units of record at the close of business on the Record Date are entitled to vote at the Meeting, even though such unitholder has since that date disposed of his or her Units, and, except as otherwise determined from time to time by the Trustees, no unitholder becoming such after the Record Date will be entitled to receive notice of and vote at such Meeting or any adjournment thereof or to be treated as a unitholder of record for purposes of such other action.

Q: How will the votes be counted?

A: Each question brought before the Meeting is determined by a majority of votes cast on the question. In the case of equal votes, the Chairman of the Meeting is not entitled to a second or casting vote.

Q: If I need to contact the transfer agent, how do I reach it?

A: You can contact the transfer agent by mail at:

CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9

or by telephone: (416) 643-5500
or toll-free throughout North America: 1-800-387-0825
or by email: inquiries@cibcmellon.com

Q: If my Units are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my Units?

A: There are two ways you can vote your Units held by your nominee.

For your Units to be voted for you, please follow the instructions provided by your nominee on the voting instruction form. As an alternative to completing the voting instruction form provided by your nominee, you can enter your vote by telephone or internet in accordance with the instructions on the voting instruction form. If you are a non-registered unitholder who has voted and want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow.

Since we do not have access to the names of all of our non-registered unitholders, if you attend the Meeting, we will have no record of your unitholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you are a non-registered unitholder and wish to vote in person at the Meeting, insert your own name in the space provided on the voting instruction form by following the signing and return instructions provided by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder. Do not otherwise complete the voting instruction form as your vote will be taken at the Meeting. Alternatively, please register with our transfer agent, CIBC Mellon Trust Company, upon arrival at the Meeting.

MATTERS REQUIRING UNITHOLDER APPROVAL

Election of Trustees

Pursuant to the Declaration of Trust, there are to be no fewer than five nor more than fifteen Trustees.

In accordance with TSX guidelines, a majority of the current members of the Trustees are persons who are neither employees nor officers of the Trust. The following individuals are management's nominees for appointment as Trustees: Clare R. Copeland, Raymond M. Gelgoot, Paul Godfrey, Frank W. King, Dale H. Lastman, Ronald W. Osborne, Sharon Sallows and Edward Sonshine, Q.C. The majority of the Trustees appointed at the Meeting (assuming that the unitholders of the Trust vote in favour of management's nominees) would be persons who are neither employees nor officers of the Trust.

(a) Nominees for Appointment

The present term of office of each Trustee will expire immediately prior to the election of Trustees at the Meeting. It is proposed that each of the persons whose name appears below be elected as a Trustee to serve until the close of the next annual meeting of unitholders or until his or her successor is elected.

It is intended that on any ballot that may be called for the election of Trustees, the Units represented by proxies in favour of the management nominees will be voted in favour of the election of such persons as Trustees, unless a unitholder has specified in his or her proxy that his or her Units are to be withheld from voting in the election of Trustees. In the event that any vacancies occur in the slate of such nominees, it is intended that discretionary authority will be exercised to vote the Units represented by proxies (other than those instructing that they be withheld from voting) for the election of such other person or persons as is determined in accordance with the best judgment of the Trustees.

Name and Municipality of Residence	Age	Present Principal Occupation	Period of Service as a Trustee	Units Beneficially Owned, Directly or Indirectly, or Controlled or Directed, as at March 19, 2007
CLARE R. COPELAND(1)(3) Toronto, Ontario, Canada	71	Chair & Director of Toronto Hydro Corporation Chief Executive Officer of Falls Management Company	Since February 18, 1994	16,400
RAYMOND M. GELGOOT(2) Toronto, Ontario, Canada	61	Partner, Fogler, Rubinoff LLP	Since February 19, 1996	41,745
PAUL GODFREY, C.M. (1)(2)(3)(4) Toronto, Ontario, Canada	68	President and Chief Executive Officer of Toronto Blue Jays Baseball Club	Since December 14, 1993	97,000
FRANK W. KING, O.C. (1) Calgary, Alberta, Canada	70	President and Chief Executive Officer of Metropolitan Investment Corp.	Since October 27, 1995	76,530
DALE H. LASTMAN(4) Toronto, Ontario, Canada	50	Co-Chair and Partner, Goodmans LLP	Since June 2, 2004	10,000
RONALD W. OSBORNE, FCA(1)(5) Toronto, Ontario, Canada	60	Chairman of the Board of Sun Life Financial Inc. and Sun Life Assurance Company of Canada	Since June 2, 2004	6,000
SHARON SALLOWS(2)(4) Toronto, Ontario, Canada	58	Partner, Ryegate Capital Corporation	Since June 1, 1999	33,830
EDWARD SONSHINE, Q.C. Toronto, Ontario, Canada	60	President and Chief Executive Officer of the Trust	Since December 14, 1993	311,000

(1) Member of the Audit Committee.
(2) Member of the Investment Committee.
(3) Member of the Human Resources and Compensation Committee.
(4) Member of the Nominating and Governance Committee.
(5) Mr. Osborne served on the board of directors of Air Canada from May 1999 to September 2004. In September 2004, Air Canada completed a court-sanctioned restructuring process and implemented a plan of arrangement under the corporate and insolvency laws of Canada. Mr. Osborne also served on the board of directors of Nortel Networks Corporation and Nortel Networks Limited (collectively, the "Nortel Companies") from April 1996 to September 1997 and from June 2005 to June 2006. On March 10, 2006 the Nortel Companies announced that the filing of certain 2005 financial statements would be delayed. The Ontario Securities Commission issued a management cease trade order on April 10, 2006, prohibiting all of the directors, officers and certain current and former employees from trading in securities of the Nortel Companies until two business days following the receipt by the Ontario Securities Commission of all of the filings the Nortel Companies are required to make pursuant to Ontario securities laws. The British Columbia Securities Commission and Quebec Securities Commission also issued similar orders. Mr. Osborne was not subject to the orders issued by the British Columbia Securities Commission and the Quebec Securities Commission. The Ontario Securities Commission lifted the cease trade order effective June 8, 2006. The British Columbia Securities Commission and the Quebec Securities Commission also lifted their cease trade orders shortly thereafter.

Nominee Profiles

Further background information with respect to these nominees is set forth below:

Clare R. Copeland – Mr. Copeland is the Chair of Toronto Hydro, an energy distribution company. From 2000 to 2002, Mr. Copeland was Chairman and Chief Executive Officer of OSF Inc. and from 1993 to 1999, he was Chief Executive Officer of Peoples Jewellers Corporation. Mr. Copeland also served as Chairman of Sun Media Corporation from 1997 to 1999 and Chief Operating Officer of Zale Corporation from 1991 to 1993. Mr. Copeland is also a director of Danier Leather Inc. and Chesswood Income Fund.

Raymond M. Gelgoot – Mr. Gelgoot is a partner at Fogler, Rubinoff LLP where he practices real estate and municipal law. He earned a LL.B. from Osgoode Hall Law School in 1970.

Paul Godfrey – Mr. Godfrey is the President and Chief Executive Officer of The Toronto Blue Jays Baseball Club. From 1992 to 2000, Mr. Godfrey was President and Chief Executive Officer of the Sun Media Corporation, from 1991 to 1992 he was the President and Chief Operating Officer of The Toronto Sun Publishing Corporation and from 1984 to 1991 he was the publisher and Chief Executive Officer of The Toronto Sun. Mr. Godfrey also served as the Chairman of the Municipality of Metropolitan Toronto. Mr. Godfrey serves as a director of Astral Media Inc. and CanWest Global Communications Corp. He has a B.Sc. (Chemical Engineering) from the University of Toronto.

Frank W. King – Mr. King is the Chairman of the Audit Committee of Westaim Inc. and the Chairman and a member of the Audit Committee of Networc Health Inc. He also serves on the board of directors of Agrium Inc. and CanWest Global Communications. Mr. King served as the Chairman of the Audit Committee of Wi-Lan Inc. from 1995 to 2002, was the President and Chief Executive Officer of Turbo Resources Inc. from 1991 to 1992 and was the Chairman and Chief Executive Officer of the Calgary Olympic Winter Games from 1981 to 1988. He has a B.Sc. (Chemical Engineering) .

Dale H. Lastman – Mr. Lastman is a co-chair and partner at Goodmans LLP. He practices corporate, commercial and securities law and provides counsel in connection with public offerings, mergers and acquisitions, and business restructurings. Mr. Lastman earned a LL.B. from Osgoode Hall Law School in 1982 and sits on the board of Maple Leaf Sports and Entertainment Ltd. and the Hospital for Sick Children.

Ronald W. Osborne – Mr. Osborne is Chairman of the Board of Sun Life Financial Inc. and Sun Life Assurance Company of Canada and is a member of a number of corporate boards, including, Shell Canada Limited, Torstar Corporation, Four Seasons Hotels Inc., St. Lawrence Cement Group Inc., Massachusetts Financial Services Company and Roy Thomson Hall. From 1999 to December 2003 Mr. Osborne was the President and Chief Executive Officer of Ontario Power Generation Inc. ("OPG"). Prior to that time he served as President and Chief Executive Officer of Ontario Hydro, OPG's predecessor. From 1995 to 1998 Mr. Osborne held various positions with the BCE group of telecommunications companies, including Executive Vice President and Chief Financial Officer of BCE Inc., President of BCE Inc. and President and Chief Executive Officer of Bell Canada. From 1981 to 1994 Mr. Osborne held various positions with Maclean Hunter, including Vice President, Finance and CFO, Vice President, Broadcasting & Chief Financial Officer, President and President and Chief Executive Officer. Mr. Osborne earned a Chartered Accountant designation in 1972 and became a Fellow of The Institute of Chartered Accountants of Ontario in 1998.

Sharon Sallows – Ms. Sallows is a partner at Ryegate Capital Corporation, a private company providing residential development, asset management and advisory services to institutional investors. She has over 25 years of business experience having held numerous high level banking, real estate finance, real estate management and advisory positions. Ms. Sallows was executive vice president from 1989 to 1995 of MICC Properties Inc. and from 1978 to 1989, held various positions at a Canadian chartered bank, including Senior Vice President, Real Estate, Corporate Banking. Ms. Sallows received a Bachelor of Arts degree from Carleton University in 1970, a Master of Science from the London School of Economics in 1973 and a Ph.D. from The Wharton School, University of Pennsylvania in 1977.

Edward Sonshine, Q.C. – Mr. Sonshine is President and Chief Executive Officer of RioCan Real Estate Investment Trust. Mr. Sonshine has been the Chief Executive Officer of RioCan since it became a REIT in late 1993 and has overseen its growth starting from an asset base of under $100 million to its current base of over $4.2 billion. Mr. Sonshine is a member of the board of directors of Chesswood Income Fund and Chair of the Mount Sinai Hospital Foundation.

Management of the Trust and the Trustees, as a group (20 persons), own beneficially or exercise control or direction over 956,588 Units, or approximately 0.46% of the outstanding Units, as at the Record Date.

The following table sets forth the number of Board and committee meetings held and attendance by Trustees for the year ended December 31, 2006:

(b) Number of Board and Committee Meetings Held

Board of Trustees:	8
Audit Committee:	5
Human Resources and Compensation Committee:	4
Nominating and Governance Committee:	3
Investment Committee:	4

(c) Attendance of Trustees

Trustee	Trustee Meetings Attended	Committee Meetings Attended
Clare R. Copeland	8 of 8	5 of 5 and 4 of 4
Raymond M. Gelgoot	8 of 8	1 of 1[(1)] and 4 of 4
Paul Godfrey	8 of 8	5 of 5, 3 of 3 and 4 of 4
Frank W. King	6 of 8	5 of 5
Dale H. Lastman	8 of 8	3 of 3
Ronald W. Osborne	8 of 8	5 of 5
Sharon Sallows	8 of 8	3 of 3 and 4 of 4
Edward Sonshine, Q.C. [(3)]	8 of 8	4 of 4
Michael Stephenson[(2)]	8 of 8	4 of 4

(1) Raymond Gelgoot resigned from the Nominating and Governance Committee on February 13, 2006.
(2) Michael Stephenson who is not standing for re-election attended all eight Trustee Meetings and all four Human Resources and Compensation Committee Meetings.
(3) Edward Sonshine, Q.C. resigned from the Investment Committee on February 13, 2006 and was replaced by Paul Godfrey.

(d) Compensation of Members of the Board of Trustees

Each Trustee (other than Mr. Sonshine and the chairperson of the Board of Trustees and Investment Committee, Paul Godfrey) is paid an annual fee of $30,000 plus $1,500 per meeting of the Board of Trustees and Board committee attended. In addition, all Trustees are reimbursed for their expenses in connection with attending meetings of the Board of Trustees and committees thereof. These fees and expenses are paid by the Trust. For the year ended December 31, 2006, a total of $138,000 was paid to members of the Board of Trustees in respect of "per meeting" fees. The chairperson of the Board of Trustees (currently Paul Godfrey) receives $150,000 per annum. The chairperson of each of the Human Resources and Compensation Committee and Nominating and Governance Committee receives an additional $4,000 per annum for acting in such capacity. The chairperson of the Audit Committee receives an additional $6,000 per annum for acting in such capacity. The chairperson of the Board of Trustees, Paul Godfrey, receives no additional compensation for acting as chairperson of the Investment Committee, Nominating and Governance Committee or for attending any meetings. In addition, members of the Board of Trustees and members of committees of the Board of Trustees may receive such grants of Restricted Equity Units (as discussed below) as are deemed appropriate by the Board of Trustees and as recommended by the Human Resources and Compensation Committee. As of December 14, 2006, each Trustee is required to have an equity ownership interest with a total value equal to three times their annual retainer ($90,000), within five years of becoming a Trustee. As of March 19, 2007, each Trustee meets this requirement. The following table sets out each Trustee's equity ownership interest in the Trust at the end of the most recently completed financial year.

Trustees	Units (#)/($)[1]	Restricted Equity Units (#)/($)[2]	Exerciseable Options at Financial Year-End (#)/($)[2]	Non-Exerciseable Options at Financial Year-End (#)/($)[2]
Clare R. Copeland	18,400/$462,760	4,951/$124,518	4,000/$50,200	-/-
Raymond M. Gelgoot	41,388/$1,040,908	4,951/$124,518	30,000/$397,500	-/-
Paul Godfrey	97,000/$2,439,550	11,969/$301,020	64,000/$892,000	-/-
Frank W. King	72,530/$1,824,130	4,951/$124,518	4,000/$50,200	-/-
Dale H. Lastman	10,000/$251,500	4,951/$124,518	-/-	-/-
Ronald W. Osborne	6,000/$150,900	4,951/$124,518	-/-	-/-
Sharon Sallows	33,830/$850,825	4,951/$124,518	50,000/$732,500	-/-
Edward Sonshine, Q.C.	331,000/$8,324,650	-/-	366,250/$3,539,450	1,033,750/$6,255,550
Michael Stephenson	10,987/$276,323	4,951/$124,518	4,000/$50,200	-/-

(1) Information as to units beneficially owned, or units over which control or direction is exercised, is not within the knowledge of the Trust and therefore has been provided by each Trustee.
(2) The value of a Restricted Equity Unit and option is based on the closing price of the Trust's units on the TSX on December 29, 2006.

The Board determined that following the establishment of the Restricted Equity Unit Plan in June 2004 (discussed below), the Trustees should no longer receive option grants under the Unit Option Plan. The Board determined that the Restricted Equity Unit Plan provides adequate unit-based incentive compensation to Trustees.

All options that were previously granted to members of the Board of Trustees prior to June 2004 are for a ten year period and vest immediately on the date of the grant and 20% vest thereafter on each of the first through fourth anniversaries of the date of the grant. See "Compensation of Executive Officers – Unit Option Plan, Grants and Exercises".

The Trustees' Restricted Equity Unit Plan (the "**REU Plan**") was established in June 2004 and provides for an allotment of Restricted Equity Units ("**REUs**") to each non-employee Trustee at the discretion of the Board of Trustees based on the recommendations of the Human Resources and Compensation Committee. The value of the REUs so allotted appreciate (or depreciate) with increases (or decreases) in the market price of the Units in the manner described in the REU Plan. Participants also are entitled to be credited with REUs for distributions paid in respect of Units of the Trust. The number of REUs to be credited in respect of distributions is determined by dividing the amount of distributions that would be payable on a number of Units equal to the number of REUs then credited to the participant by the five-day weighted average closing price of the Units over the immediately preceding five trading days.

REUs vest three years from the date of issue and are to be satisfied by the Trust within 30 days of vesting and, in any event, by no later than December 31 following the vesting date, by payment of a cash amount equal to the number of vested REUs then credited to the member multiplied by the five-day weighted average closing price of a Unit on the TSX on the five trading days immediately preceding the vesting date, less applicable withholdings. The Trust's obligation to make payment on the redemption of REUs is an unfunded and unsecured obligation of the Trust.

In the year ended December 31, 2006, a total of $897,825 was earned by non-management members of the Board of Trustees as outlined in the chart below:

Trustee	Annual Retainer Fee	Committee Chair Fee	Meeting Attendance Fees	Unit Options	Restricted Equity Units[1]	Total Dollar Value Compensation
Clare R. Copeland	$30,000	$4,000	$25,500	Nil	$37,725	$97,225
Raymond M. Gelgoot	$30,000	N/A	$19,500	Nil	$37,725	$87,225
Paul Godfrey	$150,000	N/A[2]	N/A	Nil	$125,750	$275,750
Frank W. King	$30,000	N/A	$16,500	Nil	$37,725	$84,225
Dale H. Lastman	$30,000	N/A	$16,500	Nil	$37,725	$84,225
Ronald W. Osborne	$30,000	$6,000	$19,500	Nil	$37,725	$93,225
Sharon Sallows	$30,000	N/A	$22,500	Nil	$37,725	$90,225
Michael Stephenson	$30,000	N/A	$18,000	Nil	$37,725	$85,725
Totals	**$360,000**	**$10,000**	**$138,000**	-	**$389,825**	**$897,825**

[1] The value of a Restricted Equity Unit is based on (i) the closing price of the Trust's units on the TSX on December 29, 2006 and (ii) the number of Restricted Equity Units granted during fiscal year 2006 excluding the impact of any distributions credited.
[2] Paul Godfrey, Chair of the Board of Trustees, Nominating and Governance Committee and Investment Committee, did not receive a Committee Chair Fee.

(e) **Insurance for Trustees**

We maintain liability insurance for the Trustees. The current policy of insurance is in effect until September 30, 2007 and a premium of $124,500 for the one year term has been paid by the Trust. No portion of the premium is directly paid by any of the Trustees. The aggregate insurance coverage obtained under the policy is limited to $15,000,000 per loss up to a policy aggregate of $15,000,000. Under the policy, there is no deductible for individual Trustees but a deductible of $1,000,000 per loss must be absorbed by the Trust. No claims have been made or paid under such policy.

Appointment of Auditors

Management of the Trust proposes to unitholders that Ernst & Young LLP, Chartered Accountants, be reappointed as auditors of the Trust until the next annual meeting of unitholders and that the Trustees be authorized to fix the auditors' remuneration.

Ernst & Young LLP was first appointed as auditors of the Trust on February 7, 2006.

It is intended that on any ballot that may be called relating to the appointment of auditors and the fixing of their remuneration, the Units represented by proxies in favour of management nominees will be voted in favour of the appointment of Ernst & Young LLP as our auditors and in favour of authorizing the Trustees to fix the remuneration of the auditors, unless a unitholder specifies in his or her proxy that his or her Units are to be withheld from voting in the appointment of auditors and the fixing of their remuneration.

Special Business - Amendments to the Declaration of Trust

The Trust's Board of Trustees has reviewed the proposed amendments to the Trust's Declaration of Trust and recommends to unitholders of the Trust that the proposed amendments be approved.

At the Meeting, unitholders will be asked to approve a resolution authorizing amendments to the Declaration of Trust to provide for the elimination of any reference to distributable income and the reliance upon Trustees to apply their judgment to establish cash distributions based on forward-looking cash information, including forecasts and budgets. **Unless such authority is withheld, the persons named in the accompanying proxy will vote "FOR" the approval of the resolution to authorize the amendments to the Declaration of Trust.**

To be effective, this resolution must be passed by a majority of the votes cast by unitholders present in person or represented by proxy at the Meeting.

Summary of Amendments to Declaration of Trust

"Distributable Income" is a financial measure that was introduced in 1993 when the Trust became a publicly listed real estate investment trust ("REIT") and it was originally designed to serve as a basis to calculate the funds available for cash distributions to unitholders. Effective from and after January 1, 2004, the Distributable Income of the Trust for or in respect of any period was based on the consolidated net income of the Trust for the period computed in accordance with Canadian generally accepted accounting principles ("GAAP") in accordance with the following:

(a) by adding back to consolidated net income the following amounts for the relevant period: (i) depreciation and amortization of all tangible and intangible capital assets (including, without limitation, buildings, deferred leasing costs, tenant improvements, value of tenant in-place lease agreements, customer relationships), (ii) losses on dispositions of real estate investments (other than losses on dispositions on real estate investments held for resale), and (iii) expenses recorded on the granting of unit options or other unit based compensation;

(b) by excluding from consolidated net income the following amounts for the relevant period: (i) gains on dispositions of real estate investments (other than gains on dispositions on real estate investments held for resale), (ii) amortization of differential between original rents and market rents arising at the time of acquisition, and (iii) adjustments (arising as a result of changes compared to the period prior to January 1, 2004) for accounting for minimum rental revenue on a straight-line basis for the term of the related lease; and

(c) by adding or deducting any amount (including, without limitation, reserves, provisions and allowances) which the Trustees in their discretion determine to be appropriate.

Pursuant to the Declaration of Trust, cash distributions are to be at least 80% of Distributable Income. In addition, the aggregate amount payable by the Trust for distributions in each year shall not be less than the Trust's income for the year, as calculated in accordance with the *Income Tax Act* (Canada) after all permitted deductions under such Act have been taken. In practice, subject to the aforementioned criterion, cash distributions have been established by applying judgment to forward-looking cash flow information, including forecasts and budgets.

Changes to GAAP over the years have prompted the Boards of many public REITs to revise their definition of Distributable Income in reaction to changes in GAAP, with the result being that an investor cannot rely on Distributable Income as a relative financial measure amongst the various REITs, nor can Distributable Income serve as a reliable financial measure for any one REIT over time. The changes to our definition of Distributable Income proposed by the Trust and approved by unitholders in 2004 were in response to certain changes to GAAP that came into effect at that time. Future changes in GAAP effective as of January 1, 2007 and expected future changes will only serve to further decrease the reliability of Distributable Income as it becomes increasingly disconnected with actual cash flow from operations. Accordingly, the Trustees propose to eliminate any reference to Distributable Income from the Declaration of Trust and to rely upon forward looking cash flow information including forecasts and budgets to establish the level of cash distributions.

Notwithstanding the foregoing, in each year the aggregate amount payable by the Trust for distributions to unitholders shall continue to not be less than the Trust's income for the year, as calculated in accordance with *Income Tax Act* (Canada) after all permitted deductions under such Act have been taken.

It is fully expected that such change to the Declaration of Trust will have no impact on the current level of cash distributions or to changes to distributions in the foreseeable future.

Recommendation of the Board of Trustees

The Board of Trustees unanimously recommends that the unitholders vote "FOR" the Resolution to Amend the Declaration of Trust as set out in Appendix B to this management information circular.

COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table

The following table sets forth the compensation paid during the 2006, 2005 and 2004 financial years in respect of each of the individuals who were, at December 31, 2006, the Chief Executive Officer, the Chief Financial Officer and the four other most highly compensated executive officers of the Trust (collectively, the "**Named Executive Officers**") during such years.

The following table sets forth information concerning the annual and long-term compensation earned for services rendered during the 2006, 2005 and 2004 fiscal years:

					Long-Term Compensation			
		Annual Compensation			Awards	Payouts		
Name	Year	Salary ($)	Bonus ($)	Other Compensation ($)	Securities Under Options Granted (#)	Restricted Units ($)	LTIP Payouts ($)	All Other Compensation
EDWARD SONSHINE, Q.C. President and Chief Executive Officer	2006 2005 2004	825,000 772,500 730,000	412,500 1,200,000 1,117,500	N/A N/A N/A	450,000 425,000 400,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
FREDERIC WAKS Senior Vice-President and Chief Operating Officer	2006 2005 2004	475,000 437,500 417,500	158,333 450,000 425,000	N/A N/A N/A	200,000 200,000 200,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
ROBERT WOLF Vice-President and Chief Financial Officer	2006 2005 2004	350,000 290,000 275,000	77,778 200,000 186,666	N/A N/A N/A	100,000 100,000 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
DONALD MACKINNON Vice-President, Real Estate Finance	2006 2005 2004	315,000 280,000 262,500	70,000 193,333 180,000	N/A N/A N/A	100,000 100,000 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
KATHERINE RITCEY Vice-President, Investments	2006 2005 2004	300,000 250,000 235,000	66,667 166,667 156,667	N/A N/A N/A	100,000 100,000 60,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
JORDAN ROBINS Vice-President, Development	2006 2005 2004	220,000 210,000 200,000	195,096 251,604 149,216	N/A N/A N/A	60,000 60,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

The total value of all compensation paid to the Chief Executive Officer for the year ended December 31, 2006 (including the value of all bonuses, all equity holdings and pension plan awards for the year) is $2,567,381. The following table discloses total accumulated value of compensation for the Chief Executive Officer for the fiscal years indicated.

Name	Year	Annual Compensation					Pension Cost ($)[3]	Total Compensation ($)
		Salary ($)	Variable Compensation[1]					
			Bonus ($)	Securities Under Options[2] ($)/(#)	Total Annual Variable Compensation ($)			
EDWARD SONSHINE, Q.C.	2006	825,000	412,500	1,145,981/450,000	1,558,481		183,900	2,567,381
	2005	772,500	1,200,000	611,628/425,000	1,811,628		114,664	2,698,792
	2004	730,000	1,117,500	296,696/400,000	1,414,196		107,149	2,251,345

(1) The "Variable Compensation" column shows the value of each component of variable compensation paid to the CEO, namely bonus and options.

(2) The option values shown are determined using the Black-Scholes methodology. This method may not be identical to the methods used by other entities and is also sensitive to the assumptions used. Therefore, the figures may not be directly comparable across entities. For the annual grant made on January 4, 2006 for the 2006 fiscal year, the key Black-Scholes assumptions used were a risk-free rate of 3.942%, a distribution yield of 5.72%, unit price volatility of 17.5% and a term of 10 years. Using these assumptions, the Black-Scholes value of the options granted to the CEO on January 4, 2006 for the 2006 fiscal year is approximately $2.55 per option.

(3) The amount shown represents the value of the projected pension earned under the Executive Plan for the year of service credited for the 2006, 2005 and 2004 fiscal years (pension service cost). For comparability and consistency, the pension service cost values are determined using the same actuarial assumptions as for determining the year-end pension plan liabilities disclosed in the Trust's financial statements. This method may not be identical to the methods used by other entities and is also sensitive to the assumptions used.

Option Plan, Grants and Exercises

Pursuant to the Unit Option Plan of the Trust, the Board grants options to purchase Units to eligible officers, consultants and full-time employees of the Trust based on certain internally set financial benchmarks and individual performance reviews. Until fiscal 2004, and prior to the introduction of the Restricted Equity Unit Plan, Trustees were also awarded options. The Unit Option Plan permits a maximum of 19,200,000 Units to be issued to holders of options granted thereunder. 14,205,000 options have been granted since the Unit Option Plan was adopted and, as of the date hereof, the Trust has outstanding options to purchase 4,548,935 Units to a total of 20 officers, consultants, employees and outside Trustees of the Trust. The number of Units issued and issuable under this plan amounts to 4.49% and 2.58% of our outstanding capital, respectively, as of the date hereof. 5,346,000 options are available to be issued under the Unit Option Plan.

The Unit Option Plan states that the aggregate number of Units reserved for issuance pursuant to all options granted to any one optionee cannot exceed 5% of the number of Units outstanding immediately prior to the unit issuance in question. Upon the approval by the unitholders of the Trust, excluding the Units beneficially owned by insiders and associates of insiders: (i) the number of Units reserved for issuance pursuant to options granted to insiders under the Unit Option Plan and under all other unit compensation arrangements may exceed 10% of the aggregate number of Units outstanding immediately prior to the unit issuance in question; (ii) the issuance of Units to insiders under the Unit Option Plan and all other unit compensation arrangements, within a one-year period, may exceed 10% of the number of Units outstanding immediately prior to the unit issuance in question; and (iii) the issuance of Units to any one insider and such insider's associates under the Unit Option Plan and under all other unit compensation arrangements, within a one-year period, may exceed 5% of the number of Units outstanding immediately prior to the unit issuance in question.

Although the Trustees, in their discretion, may vary the term and vesting provisions of options hereafter granted, all options that have been granted to date to management are non-assignable and have a minimum term of one year and a maximum term of ten years in accordance with the Unit Option Plan. Of the options granted prior to January 1, 2004, 20% vest immediately on the date of the grant and 20% vest thereafter on each of the first through fourth anniversaries of the date of the grant.

In the event of an optionee's death under the terms of the plan, the optionee's legal representative has one year from the date of death to exercise the options that had vested at the date of death but had not yet been exercised by the optionee. In the event of: (i) the resignation of an optionee as an employee, (ii) the resignation or removal of an optionee as a Trustee (other than in the circumstances of death), or (iii) the discharge of an optionee as an employee by reason of a wilful and substantial breach of his or her employment duties, all options granted to such optionee shall cease and terminate upon notice of such resignation

being received by the Trust or upon notice of such removal or discharge being given by the Trust to such optionee, as the case may be. In the event of termination of employment of an optionee other than in the circumstances referred to above, the optionee may exercise each option then held to the extent that they are entitled to do so at the time of termination, at any time up to and including on the 30th day following the effective date of termination of employment (or the expiry date, whichever is earlier), after which the option shall cease and terminate.

The exercise price of options granted by the Trust is equal to the closing price of the Units on the Toronto Stock Exchange on the day prior to grant. Annual grants for the Named Executive Officers (other than Mr. Sonshine) are made and priced at the meeting of the Board held immediately prior to the Trust's annual meeting. The annual grant of options to Mr. Sonshine is made and priced on the first business day of each calendar year. We do not provide financial assistance to optionees in connection with their participation in the Unit Option Plan.

Options Granted During The Most Recently Completed Financial Year

The following table sets forth certain information with respect to options granted pursuant to the Unit Option Plan to the Named Executive Officers during the 2006 financial year.

Name	Securities under Options Granted	% of Total Options Granted to Employees in Financial Year	Exercise Price ($/Securities)	Market Values of Securities Underlying Options on Date of Grant	Expiration Date
EDWARD SONSHINE, Q.C.	450,000	34%	22.75	22.75	January 3, 2016
FREDERIC WAKS	200,000	15%	21.16	21.16	May 14, 2016
ROBERT WOLF	100,000	7%	21.16	21.16	May 14, 2016
DONALD MACKINNON	100,000	7%	21.16	21.16	May 14, 2016
KATHERINE RITCEY	100,000	7%	21.16	21.16	May 14, 2016
JORDAN ROBINS	60,000	4%	21.16	21.16	May 14, 2016

Aggregate Options Exercised During Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth information related to options exercised by the Named Executive Officers pursuant to the Unit Option Plan during the most recently completed financial year and at the end of the most recently completed financial year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End Exercisable/Non-exercisable (#)	Value of Unexercised in-the-money Options at Financial Year-end Exercisable/ Non-exercisable ($)	Number of Units Held and Market Value as of December 31, 2006 (#/$)
EDWARD SONSHINE, Q.C.	500,000	$5,394,801	366,250/1,033,750	$3,539,450/$6,255,550	331,000/$8,324,650
FREDERIC WAKS	92,365	$943,038	307,635/490,000	$3,120,319/$3,127,000	93,580/$2,353,537
ROBERT WOLF	66,200	$759,888	73,800/245,000	$632,512/$1,563,500	70,168/$1,764,725
DONALD MACKINNON	150,000	$1,434,070	25,000/245,000	$145,000/$1,563,500	44,405/$1,116,786
KATHERINE RITCEY	74,000	$881,940	25,000/217,000	$145,000/$1,271,700	50,000/$1,257,500
JORDAN ROBINS	-	-	20,000/110,000	$150,500/$563,900	9,900/$248,985

Employment Contracts

Each of our Named Executive Officers has entered into an employment contract (each an "**Employment Contract**") with the Trust. These contracts encompass the compensation arrangements noted above.

The Employment Contract of Edward Sonshine, Q.C., currently provides for a base salary of $900,000 per annum (reviewable annually), with a bonus structure tied to the performance of the Trust that could amount to a maximum of 150% of his base salary. The Employment Contract of Frederic Waks provides for a base salary of $525,000 per annum (reviewable annually), with a bonus structure tied to the performance of the Trust that could amount to a maximum of 100% of his base salary. The Employment Contract of Robert Wolf provides for a base salary of $365,000 per annum (reviewable annually), with a bonus structure tied to the performance of the Trust that could amount to a maximum of 66 2/3% of his base salary. The Employment Contract of Donald MacKinnon provides for a base salary of $335,000 per annum (reviewable annually), with a bonus structure tied to the performance of the Trust that could amount to a maximum of 66 2/3% of his base salary. The Employment Contract for Katherine Ritcey provides for a base salary of $325,000 per annum (reviewable annually), with a bonus structure tied to the performance of the Trust that could amount to a maximum of 66 2/3% of her base salary. The Employment Contract for Jordan Robins provides for a base salary of $220,000 per annum (reviewable annually), with a bonus structure tied to (i) the acquisition of development properties, (ii) the completion of development of such properties, and (iii) valued-added initiatives. With respect to (i) and (ii), there is no maximum on the amount that may be earned, and with respect to (iii), the maximum is $150,000 per annum.

The Employment Contract for Mr. Sonshine provides for a three year term and is automatically renewed for an additional three year period at the end of each term, if not cancelled in accordance with its terms. The Employment Contracts for Messrs. Waks and Wolf provide for a term of two years and are automatically renewed for an additional two year period at the end of each term, unless terminated in accordance with their terms. The Employment Contracts for each of Messrs. Sonshine, Waks and Wolf may be terminated by the Trust on the disability or death of the Named Executive Officer or for just cause or by the Named Executive Officer upon the occurrence of certain stated events. These Employment Contracts further provide, in certain instances, for a lump sum payment of three years' compensation (in the case of Mr. Sonshine) or two years' compensation (in the case of Mr. Waks or Mr. Wolf) on a termination of the Employment Contract, including termination in the event of a change of control of the Trust. The Employment Contracts for Mr. MacKinnon and Ms. Ritcey each provide for a one year term and are automatically renewed for an additional year at the end of each year and further provide for a lump sum payment of one year's compensation on termination by us other than for cause. Mr. MacKinnon's, Ms. Ritcey's and Mr. Robin's Employment Contracts provide for a lump sum of one year's compensation on termination in the event of a change of control of the Trust.

The Employment Contracts for Messrs. Sonshine, Waks and Wolf were each entered into as of July 1, 1998. The Employment Contract for Mr. MacKinnon was entered into as of June 2, 1997. The Employment Contract for Ms. Ritcey was entered into as of January 1, 1999. The Employment Contract for Jordan Robins was entered into as of March 3, 2006.

The Employment Contract of Mr. Waks provides for the granting, in each year of the contract, of options (on a basis that is consistent with the terms and conditions of the Trust's Unit Option Plan) to acquire 200,000 Units. The Employment Contract of Mr. Wolf provides for the granting, in each year of the contract, of options (on a basis that is consistent with the terms and conditions of the Trust's Unit Option Plan) to acquire 100,000 Units.

A retirement plan has been established by the Trust for Mr. Sonshine effective as of January 1, 2000. Under such plan, Mr. Sonshine will be entitled to an annual pension equal to 2% of his average total annual compensation calculated based on remuneration in the three fiscal years most recently completed prior to termination multiplied by Mr. Sonshine's years of service to the Trust. The pension is subject to a maximum of $350,000 per year. However, if Mr. Sonshine's employment is terminated (i) by the Trust without cause, (ii) by Mr. Sonshine based on constructive dismissal or similar circumstances or within six months of a change of control of the Trust, or (iii) by Mr. Sonshine or the Trust as a result of Mr. Sonshine becoming disabled, Mr. Sonshine will be entitled (at his option) to either receive a lump sum payment of the present value of an annuity that would provide for annual payments determined as if he had remained employed until the age of 60 with such payments to commence at age 60. As at December 31, 2006, the accrued pension liability for Mr. Sonshine was $2,516,200. On May 15, 2006, the Board approved an amended and restated retirement plan providing Mr. Sonshine with a full pension at age 60 and Mr. Sonshine's spouse with annual death benefits.

A registered pension plan and supplemental executive retirement plan have been established for our senior executive officers (other than Mr. Sonshine) effective as of January 1, 2001 (together, the "**Executive Plans**"). Under the Executive Plans, if the

employment of a participant is terminated on or after his or her 60th birthday, such participant will be entitled to an annual pension equal to 2% of such participant's Final Average Earnings (as defined below) multiplied by his or her years of service to the Trust since January 1, 2001. The Executive Plans provide for reduced entitlements for early retirement and contain other customary terms and conditions. For the purposes of the Executive Plans, the "Final Average Earnings" of a participant is calculated as the average of the best five consecutive calendar years of total remuneration from the Trust to the participant during the participant's final ten years of service to the Trust (or during all of the years of service if less than ten years), to a maximum of $250,000.

Pension Plan Table

The pension plan table below indicates pension levels for all Named Executive Officers except Edward Sonshine, Q.C. at various years of credited service and levels of pensionable earnings.

Remuneration ($)	Years of Service				
	15	20	25	30	35
125,000	37,500	50,000	62,500	75,000	87,500
150,000	45,000	60,000	75,000	90,000	105,000
175,000	52,500	70,000	87,500	105,000	122,500
200,000	60,000	80,000	100,000	120,000	140,000
225,000	67,500	90,000	112,500	135,000	157,500
250,000	75,000	100,000	125,000	150,000	175,000

Accrued Named Executive Officer Pension Obligation

The following estimated pension service costs, accrued pension obligations and annual pension benefits under the Executive Plans are provided by the Trust on a voluntary basis and exceed applicable disclosure requirements.

Name	2006 Service Cost[1]	Accrued Obligations at December 31, 2006[2]	Annual pension benefits payable at age 65 based on credited service to date [3]	Age (as of December 31, 2006)	Credited Service (Years)	Retirement Age under the Executive Plans
EDWARD SONSHINE, Q.C.	183,900	2,516,200	350,000	60	13	60
FREDERIC WAKS	34,729	219,310	30,000	49	6	60
ROBERT WOLF	30,744	194,150	30,000	47	6	60
DONALD MACKINNON	49,514	312,680	30,000	56	6	60
KATHERINE RITCEY	21,492	135,720	30,000	38	6	60
JORDAN ROBINS	17,884	37,650	10,000	36	2	60

[1]Service cost is the value of the projected pension earned for the period January 1, 2006 to December 31, 2006. Amounts shown are consistent with our disclosures in Note 14 of the 2006 Annual Consolidated Financial Statements.
[2]Accrued obligation is the value of the projected pension accrued for service up to the end of the reporting period.

[3] Amounts in this column are based on current compensation levels and assume accrued years of service to age 65 for each of the Named Executive Officers.

INDEBTEDNESS OF TRUSTEES AND EXECUTIVE OFFICERS

Since January 1, 2006, there has been no indebtedness owed to the Trust by any of our Trustees or executive officers.

REPORT ON EXECUTIVE COMPENSATION

Composition of the Human Resources and Compensation Committee

For the year ended December 31, 2006 our Human Resources and Compensation Committee consisted of Paul Godfrey, Clare R. Copeland and Michael Stephenson.

Compensation Policy

Named Executive Officers enter into Employment Contracts with the Trust – See 'Employment Contracts' above. In determining the appropriate terms of the Employment Contracts, the Human Resources and Compensation Committee considered the following objectives:

(i) attracting and retaining executives critical to the success of the Trust and the enhancement of unitholder value;

(ii) providing fair and competitive compensation;

(iii) balancing the interests of management and unitholders of the Trust; and

(iv) reviewing performance, both on an individual basis and with respect to the business of the Trust in general, including the Trust's distributable income and relative unitholder return.

To achieve these objectives, the compensation paid to the Named Executive Officers consists of the following four primary components:

(a) annual base salaries that are consistent with the market median for a select peer group of publicly-traded companies with market capitalization and annual revenues similar to the Trust;

(b) annual bonuses tied to the performance of the Trust or other agreed upon objectives;

(c) a long-term incentive plan in the form of Unit options granted in accordance with the Unit Option Plan of the Trust that provides significant upside earnings opportunities for exceptional performance; and

(d) a competitive pension plan designed to enhance retention.

Base Salary

The base salary of each Named Executive Officer was determined by the Human Resources and Compensation Committee's assessment of such executive's performance, consideration of competitive compensation levels for issuers comparable to the Trust, and the role such Named Executive Officer is expected to play in the performance of the Trust.

Bonus Incentives

Annual cash bonus incentive awards are based on whether or not annual growth targets in distributable income are met, or other agreed upon objectives as the case may be. This establishes a direct link between executive compensation and the Trust's performance.

In addition, from time to time, the Board of Trustees may declare an additional cash bonus in favour of one or more members of the Trust's management team in circumstances where it is determined that the Named Executive Officer(s) in question has made an exceptional contribution to the performance of the Trust during the fiscal year.

Long-term Incentive

We provide long-term incentives by granting options to employees through the Unit Option Plan. The options granted permit employees to acquire Units at an exercise price equal to the market price of such Units under option at the date the option is granted.

The objective of granting options is to encourage executives and employees to acquire an ownership interest in the Trust over a period of time, which acts as a financial incentive for such persons to consider the Trust's long-term interests and unitholders. Options granted to Frederic Waks and Robert Wolf are based on contractual obligations as previously discussed under "Employment Contracts." Grants to other employees are based on individual performance reviews as well as other forms of assessment.

Compensation of the President and Chief Executive Officer

For the financial year ended December 31, 2006, Mr. Sonshine received a base salary of $825,000, an annual bonus of $412,500 and a grant of 450,000 options with an estimated total fair market value (on the date of grant) of $1,145,981. The President and Chief Executive Officer is required to have a minimum personal investment in Units equal to his or her base compensation within three years of becoming CEO. Mr. Sonshine's salary for the year ended December 31, 2006 was $825,000 and he beneficially owns 331,000 Units and has a total of 1,400,000 vested and unvested Unit options.

In determining the compensation package for the President and Chief Executive Officer, the Human Resources and Compensation Committee follows the principles outlined for each of the Trust's Named Executive Officers and focuses on Mr. Sonshine's performance, competitive compensation levels and the performance of the Trust.

Mr. Sonshine's base salary is largely determined based on the increasing size and complexity of the Trust's operations as well executive compensation arrangements in other real estate investment trusts and other comparable issuers. In early 2006, the Human Resources and Compensation Committee received a report from Mercer Human Resource Consulting ("Mercer") following a review and assessment of executive and trustee compensation relative to market rates. The market value of each

executive officer's position, including the President and Chief Executive Officer, was assessed by the Human Resources and Compensation Committee and Mercer relative to similarly sized publicly-traded Canadian general industry entities to ensure that the Trust's compensation policies and practices were achieved or adjusted on a timely basis. Mercer's report dated January 18, 2006 was outlined in the Trust's management information circular dated March 20, 2006. The Human Resources and Compensation Committee continues to believe that Mercer's report is relevant and continues to rely on it in respect of Mr. Sonshine's compensation. The aggregate amount of fees paid to Mercer for the year ended December 31, 2006 was $47,417.

The bonus paid to the President and Chief Executive Officer in fiscal 2006 was determined on the same basis as the other executives with 100% weighting on the Trust's financial performance.

The Committee will continue to keep under review all aspects of executive compensation in order to ensure that the compensation levels remain competitive and that the total compensation packages reflect the achievement of pre-set objectives and best interests of the Trust and its unitholders.

This report is submitted by:

Clare R. Copeland
Paul Godfrey
Michael Stephenson

UNIT PERFORMANCE GRAPH

The following graph compares the total cumulative unitholder return for $100 invested in Units with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Canadian Real Estate Index during the five most recently completed financial years of the Trust. During the period, the total cumulative unitholder return for $100 invested in Units was $299 as compared to $186 for the S&P/TSX Composite Index and $265 for the S&P/TSX Canadian Real Estate Index.

Five-Year Cumulative Total Return on $100 Investment
Assuming Distributions are Re-invested
January 2, 2002 – December 29, 2006


350
300
250
200
150
100
50
0
Jan. 2, 2002
Dec. 31, 2002
Dec. 31, 2003
Dec. 31, 2004
Dec. 30, 2005
Dec. 29, 2006
RioCan REIT
Composite Index
Canadian Real Estate Index

STATEMENT OF GOVERNANCE PRACTICES

The following describes our governance practices with reference to National Policy 58-201-*Corporate Governance Guidelines* and National Instrument 58-101-*Disclosure of Corporate Governance Practices* (collectively, the "**Governance Guidelines**"), which are initiatives of the Canadian Securities Administrators. The following disclosure of the Trust's approach to governance outlines the various procedures, policies and practices that the Trust and the Board of Trustees of the Trust have implemented to address the foregoing requirements and, where appropriate, reflect current best practices.

Composition of the Board

The Board of Trustees is currently composed of nine trustees. Assuming that the unitholders of the Trust vote in favour of management's nominees, the number of members of the Board of Trustees will be eight trustees as Michael Stephenson is not standing for re-election. Following a detailed review, the Board has determined that five of the eight trustees are independent as such term is defined in the Governance Guidelines. The independent trustees are Messrs. Godfrey, Copeland, Osborne, and King and Ms. Sallows. Mr. Sonshine is not independent as he is the President and Chief Executive Officer of the Trust. Messrs. Gelgoot and Lastman are partners of law firms that provide legal services to the Trust and the Board has determined that they should not be considered independent to the Trust. The Trust therefore complies with the Governance Guidelines that stipulate that the Board should have a majority of independent trustees.

Board Chair

The Board Chair is a duly elected member of the Board of Trustees and is appointed as Chair of the Board by the Board of Trustees each year for a one-year term, with such appointment being (except when a vacancy is being filled) at the first meeting of the Board following the annual general meeting of unitholders. The current Board Chair is Paul Godfrey, who is independent as such term is defined in the Governance Guidelines.

The responsibilities of the Board Chair are set out in a detailed position description that affirms that the Board Chair is expected to provide leadership to the Trustees in discharging their mandate as set out in the Charter of the Board of Trustees. Among other things, he generally oversees meetings of the Board and presides over meetings of the unitholders. He is the liaison between the Trustees and management and is responsible for promoting the proper flow of information to the Trustees to keep them fully apprised of all material matters.

Board Mandate

The Board of Trustees adopted a written mandate for the Board (the "Charter of the Board of Trustees") to confirm and enhance the Board's ongoing duties and responsibility for stewardship of the Trust. **A copy of the Charter of the Board of Trustees is attached to this Circular as Appendix "A".** The Board of Trustees is ultimately responsible for supervising the management of the Trust's property portfolio and other affairs of the Trust and, in doing so, is required to act in the best interests of the Trust. The Board of Trustees generally discharges its responsibilities either directly or through the Audit Committee, the Investment Committee, the Human Resources and Compensation Committee or the Nominating and Governance Committee. Specific responsibilities of the Board of Trustees set out in the Charter of the Board of Trustees include:

- **Nominating Trustees and Appointing Management** – including final approval of all trustee nominees and senior management appointments and the oversight of succession planning programs;

- **Strategic Planning** – including the review and approval of a strategic plan that takes into account, among other things, the opportunities and risks inherent in the Trust's operations;

- **Monitoring of Financial Performance** – including the review of the Trust's ongoing financial performance and results of operations and review and approval of the Trust's audited financial statements and MD&A;

- **Risk Management** – including the identification of the Trust's principal business risks and the implementation of appropriate systems to effectively monitor and manage such risks;

- **Internal Control and Management Information Systems** – including the review of reports of management and the Audit Committee concerning the adequacy of the Trust's internal control and management information systems;

- **Establishing Policies and Procedures** – including the approval and monitoring of all policies and procedures such as those related to governance, ethics and confidentiality;

- **Communication and Reporting** – including the oversight of the timely and accurate disclosure of financial reports and other developments; and

- **Other Responsibilities** – including those related to charters and position descriptions, orientation and continuing education, nomination of trustees and Board evaluations.

The Board functions independently of management and the non-independent trustees by holding *in camera* sessions without members of management or Trustees who are members of management being present and, where appropriate, without the non-independent Trustees being present. The Board has a policy of holding *in camera* sessions after every scheduled quarterly Board meeting. The Board considered the practice of excluding non-independent trustees from all *in camera* sessions and determined, after lengthy discussion, that the non-independent trustees can provide meaningful input into the Board's deliberations in most circumstances based on their knowledge and experience.

Position Descriptions

The Board has developed and approved detailed position descriptions for the Chair of the Board, the Chairs of Board Committees and the Chief Executive Officer. In accordance with its charter, the Nominating and Governance Committee is responsible for reviewing and making recommendations to the Board regarding the position descriptions for the Chair of the Board, the Chair of each Committee of the Board and the Chief Executive Officer.

The Chair of the Board is responsible for, among other things, overseeing the Board's discharge of its duties, governing the conduct of the Board, assisting Board committees and acting as a liaison between the Board and management. Chairs of Board committees are responsible for, among other things, scheduling, setting agendas for and presiding over committee meetings and acting as a liaison between the committee and the Board. The Chief Executive Officer is responsible for, among other things, overseeing the day-to-day operation of the business of the Trust in accordance with the Trust's strategic plan and annual budget.

Orientation and Continuing Education

To the extent new Trustees are elected to the Board, they will receive a comprehensive orientation. They will be briefed on the role of the Board, its committees, the contribution individual Trustees are expected to make, and on the nature and operation of the Trust and its assets. This is consistent with the Governance Guidelines and enables a new Trustee to better understand the Trust and his or her role and responsibilities.

RioCan's continuing education program for its Trustees involves the ongoing evaluation by the Nominating and Governance Committee of the skills and competences of existing Trustees. The Board is currently comprised of highly qualified and experienced Trustees with impressive levels of skill and knowledge. Many of the Trustees are seasoned business executives, directors or professionals with considerable amounts of experience, including as directors of other significant public companies. The Nominating and Governance Committee continually monitors the composition of the Board and will recommend the adoption of a continuing education program should it be determined to be necessary.

Code of Business Conduct and Ethics

The Trust has adopted a Code of Business Conduct and Ethics that sets out the principles that should guide the behaviour of Trustees, officers, employees of the Trust and all persons who contribute to its operations, image and reputation. The Code of Business Conduct and Ethics (the "**Code**") deals with such matters as respect for individuals, ethical principles, business standards, Trust policies and the law. It addresses the issues prescribed by the Governance Guidelines such as conflicts of interest, protection and proper use of assets and opportunities, confidentiality of information, compliance with laws and regulations, reporting of illegal or unethical behaviour and fair dealing with the unitholders, the Trust's competitors and employees. The Code applies to all Trustees, officers, employees, representatives and agents of the Trust as well as to consultants and suppliers, particularly in their contractual relationship with the Trust.

The Nominating and Governance Committee reviews compliance with the Code and ensures that management's systems to disclose and enforce the Code are satisfactory. The Board directly, or by delegation to the Nominating and Governance

Committee, can grant waivers of compliance for the benefit of Trustees or executive officers in appropriate circumstances. No such waiver has been granted since the adoption of the Code and consequently, the Trust filed no material change report during the last fiscal year pertaining to any conduct of a Trustee or executive officer that constitutes a departure from the Code.

A Trustee or member of senior management of the Trust must disclose, in writing to the Trust, the nature and extent of any interest they have in an actual or proposed material contract or material transaction. A Trustee required to make disclosure shall not vote on any resolution to approve the contract or transaction unless it relates primarily to their remuneration as a Trustee, officer, employee or agent of the Trust or is for indemnity or insurance.

Monitoring of accounting, internal controls and auditing matters, as well as violations of the law, the Code and other policies or directives of the Trust occur through the reporting of complaints and concerns using the reporting methods provided for in the Trust's Whistleblower Protection Policy.

The Code is available on the Trust's website at www.riocan.com and on the SEDAR website at www.sedar.com. It may also be obtained upon request to the Trust's Investor Relations Administrator.

Board Committees

The Board is responsible for the establishment and operation of all Board committees, the appointment of members to serve on such committees, their compensation and their good standing.

The Board has established four standing committees to facilitate the carrying out of its duties and responsibilities and meet applicable statutory and policy requirements. The Committees are currently comprised of the following trustees:

Audit Committee	**Human Resources and Compensation Committee**	**Nominating and Governance Committee**	**Investment Committee**
Ronald W. Osborne (Chair)	Clare R. Copeland (Chair)	Paul Godfrey (Chair)	Paul Godfrey (Chair) (2)
Clare R. Copeland	Paul Godfrey	Dale H. Lastman	Raymond M. Gelgoot
Paul Godfrey	Michael Stephenson(1)	Sharon Sallows	Sharon Sallows
Frank W. King			

(1) Michael Stephenson is not standing for re-election as a trustee.
(2) Edward Sonshine, Q.C. resigned from the Investment Committee on February 13, 2006 and was replaced by Paul Godfrey.

The Board of Trustees usually appoints members of the committees, a majority of whom are independent, at the first meeting of the Board following the annual general meeting of unitholders. To see the composition of the committees after the meeting, you can visit the Trust's website at www.riocan.com.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee is currently comprised of three independent Trustees, as such term is defined in the Governance Guidelines. All members attended the four meetings of the Committee held during the last fiscal year.

The Human Resources and Compensation Committee reviews the amount and form of compensation of Trustees and officers. In making recommendations to the Board, the Committee considers the time commitment, risks and responsibilities of Trustees as well as comparative data derived from the experiences of the members of the Committee and advice from outside advisors. The Committee also seeks to align the interests of Trustees with those of the unitholders.

The Human Resources and Compensation Committee has a formal written charter that sets out its duties and responsibilities. They include making recommendations to the Board with respect to the following issues:

- the Trust's general compensation philosophy;
- the CEO's compensation package;

- the long-term incentive component of the CEO's compensation package;
- the compensation structure for Named Executive Officers and Trustees, Trustee appointments, incentive awards and incentive plans;
- the administration of the Trust's and senior management's incentive and other compensation related plans;
- public disclosure of information relating to the Trust's executive compensation, including the disclosure to be included in the Trust's management information circular(s); and
- the Report of the Committee to be included in the Trust's management information circulars.

The Human Resources and Compensation Committee has engaged Mercer to provide market data on executive and trustee compensation and a technical analysis of the market date in light of the Trust's compensation plans and practices. Mercer was paid professional fees of $47,417 for these services. Decisions made by the Human Resources and Compensation Committee, however, are the responsibility of the Committee and may reflect factors and considerations other than the information and recommendations provided by Mercer.

Nominating and Governance Committee

The Nominating and Governance Committee is comprised of three Trustees, two of whom are independent as such term is defined in the Governance Guidelines. All members except for Raymond Gelgoot[1] attended the three meetings of the Committee held during the last fiscal year. The Committee has not undergone a nomination process since 2004. If and when a new Trustee is nominated, steps will be taken to ensure an objective nomination process. The Committee has a formal written charter that sets out its responsibilities and duties. They include, among other things, the following responsibilities:

- identifying and recommending new nominees to serve on the Board of Trustees;
- evaluating the competencies and skills of each Trustee and of the Board as a whole;
- developing and recommending to the Board the Trust's approach to governance;
- reviewing the Trust's governance practices at least annually and recommending to the Board any changes to the governance practices that it considers appropriate;
- reviewing and recommending to the Board for approval any disclosure relating to the Trust's governance practices;
- examining the size and composition of the Board, and, if appropriate, recommending to the Board a program to establish a Board comprised of a number of Trustees that will facilitate effective decision-making;
- reviewing the Board's committee structure on an annual basis and recommending to the Board any changes it considers necessary or desirable with respect to committee structure;
- developing and recommending to the Board position descriptions for the chair of each committee of the Board, the chair of the Board, and together with the CEO, a position description for the CEO;
- making recommendations to the Board with respect to management succession;
- developing and making recommendations to the Board regarding orientation for new Trustees and continuing education for all Trustees;

---

[1] Raymond Gelgoot resigned from the Nominating and Governance Committee on February 13, 2006.

- developing and recommending to the Board a process for reviewing the competencies, skills and effectiveness of the Board as a whole, the committees of the Board and the contributions of individual Trustees on a regular basis;
- monitoring the Trust's compliance with its continuous and timely disclosure obligations; and
- monitoring compliance with the Trust's Code of Business Conduct and Ethics and the review system in place to ensure that the Trust's financial statements, reports and other financial information disseminated to governmental organizations and the public satisfy legal requirements.

Audit Committee

The Audit Committee is comprised of four independent trustees as such term is defined in Multilateral Instrument 52-110. All the members of the Committee are "financially literate" and have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity that can reasonably be expected to be raised by the Trust's financial statements.

The Audit Committee meets on a quarterly basis and holds special meetings as circumstances require. All four members attended the five meetings of the Audit Committee held during the last fiscal year. The Audit Committee meets *in camera* at each of its regular meetings, without any member of management present.

The Audit Committee has a formal charter setting out its mandate and responsibilities. The text of the charter and other information relating to the Audit Committee can be found at Schedule "A" of the Trust's annual information form.

The Audit Committee is established by the Board for the purpose of overseeing the accounting and financial reporting processes and audits of the financial statements of the Trust. The Committee's purpose is to assist the Board in fulfilling its oversight responsibilities by reviewing, advising and making recommendations to the Board on:

- the integrity of the financial information;
- the financial reporting process;
- the systems of internal controls which management and the Board of Trustees have established;
- the performance of the Trust's external auditors;
- the external auditors' qualifications and independence; and
- the Trust's compliance with related legal and regulatory requirements and internal policies.

The Audit Committee has established whistle-blowing procedures for concerns regarding accounting, internal accounting controls or auditing matters ("**Accounting Matters**"). Under these procedures, any complaint submitted regarding Accounting Matters will be maintained confidential to the fullest extent possible, consistent with the need to conduct an adequate review.

For further information regarding the Audit Committee, see the discussion starting on page 74 of the Trust's 2007 annual information form available on the Trust's website at www.riocan.com and on the SEDAR website at www.sedar.com.

Investment Committee

The Investment Committee consists of three trustees, two of whom have substantial experience in the commercial real estate field. The Committee has been charged with the responsibility of evaluating and deciding upon acquisitions and dispositions for the Trust. The Committee has delegated its responsibility for smaller transactions (defined as transactions with a value of less than $25 million) to a committee comprised of three members of senior management, including the chief executive officer and chief operating officer. Notwithstanding its delegation to the management committee in respect of smaller transactions as described in the preceding sentence, the Committee is periodically advised of smaller transactions.

The charters of the Board, Audit Committee, Investment Committee, Human Resources and Compensation Committee and Nominating and Governance Committee are available on the Trust's website at www.riocan.com.

Assessments

The Nominating and Governance Committee is responsible for developing and recommending to the Board a process for reviewing the competencies, skills and effectiveness of the Board as a whole, the committees of the Board and the contributions of individual Trustees on a regular basis. The Committee is also responsible for overseeing the execution of the review process approved by the Board and management. During the review process the Committee considers: (i) input from Trustees, where appropriate; (ii) attendance of Trustees at meetings of the Board and any committee; (iii) the Board's written charter; (iv) the charter of each committee of the Board; (v) applicable position descriptions for each individual Trustee and for the Chairs of the Board and each committee of the Board; and (vi) the competencies and skills each individual Trustee is expected to bring to the Board and each committee of the Board. During 2006, the Trust retained the services of Professor Timothy Rowley, National Academic Director of the Directors Education Program and a professor at the Joseph L. Rotman School of Management at the University of Toronto to advise the trustees on the effectiveness of the Board as a whole. Professor Rowley has delivered a preliminary report to the Committee, which will evaluate his recommendations regarding board effectiveness and will adopt such practices as it deems appropriate.

Disclosure Policy

The fundamental objective of the Trust's Disclosure, Confidentiality and Restrictions on Trading Policy (the "**Disclosure Policy**") is to ensure that communications to the investing public regarding the Trust are timely, factual and accurate, as well as broadly disseminated in accordance with all applicable legal and regulatory requirements.

The Disclosure Policy extends to all Trust personnel and to those authorized to speak on the Trust's behalf. It covers disclosures in documents filed with the securities regulators and written statements made in the Trust's annual and quarterly reports, news releases, letters to unitholders, presentations by senior management and information contained on the Trust's website and other electronic communications. It also extends to oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media as well as speeches, press conferences and conference calls.

The Board of Trustees, based on a recommendation of the Nominating and Governance Committee, has established a disclosure policy committee ("**Disclosure Committee**") responsible for overseeing the Trust's disclosure practices. The Disclosure Committee consists of the chief executive officer, the chief operating officer and the chief financial officer..

The Disclosure Committee sets benchmarks for a preliminary assessment of materiality and determines when developments justify public disclosure. The Committee reviews all continuous disclosure documents and meets as conditions dictate. If it is deemed that any information should remain confidential, the Committee determines how that inside information will be controlled.

The Disclosure Committee will review and update, if necessary, the Disclosure Policy on an annual basis or as needed to ensure compliance with changing regulatory requirements and to make amendments that may be required as a result of the Disclosure Committee's monitoring of the effectiveness of, and compliance with the Disclosure Policy. The Committee ensures that all Trust personnel are educated about disclosure issues, the Trust's policy regarding confidentiality of material information and restrictions on trading securities. The Committee will provide the Nominating and Governance Committee of the Board of Trustees with all updates to the Disclosure Policy for its approval. The Nominating and Governance Committee will in turn provide the updates to the Board of Trustees for its approval. The Disclosure Policy of the Trust is consistent with National Policy 51-201, Disclosure Standards, and other applicable requirements.

Unitholder Feedback

The Board encourages feedback from unitholders directly or through management. Individual queries, comments or suggestions can be made orally or in writing directly to the Trust's head office. Unitholders' comments, observations from analysts, the press or the public or comments received at the offices of the Trust are considered and, where appropriate, brought to the attention of, and included in, the deliberations of the Board.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No person who has been a Trustee or executive officer of the Trust since the beginning of the last financial year and no associate of any such Trustee, senior officer or proposed nominee has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter.

ADDITIONAL INFORMATION

Copies of our most recent annual information form, this information circular and the Annual Report of the Trust, including comparative financial statements for the year ended December 31, 2006 and Management's Discussion and Analysis of Consolidated Financial Position and Results of Operations are available on the Internet site of SEDAR at www.sedar.com (financial information is provided in our comparative financial statements and Management's Discussion and Analysis). In the alternative, copies will be sent by us to any person upon request addressed in writing to our Vice-President and Chief Financial Officer, The Exchange Tower, Suite 700, 130 King Street West, P.O. Box 378, Toronto, Ontario, M5X 1E2. Such copies will be sent to any unitholder without charge.

CERTIFICATE

The contents and the distribution of this circular have been approved by the Trustees.

DATED the 19th day of March, 2007.

BY ORDER OF THE BOARD OF TRUSTEES OF RIOCAN REAL ESTATE INVESTMENT TRUST

"Paul Godfrey"

PAUL GODFREY
Chairman

APPENDIX "A"

CHARTER OF THE BOARD OF TRUSTEES
OF
RIOCAN REAL ESTATE INVESTMENT TRUST

GENERAL

1. PURPOSE AND RESPONSIBILITY OF THE BOARD

Pursuant to the Declaration of Trust, the Trustees are responsible for supervising the activities and managing the investments and affairs of RioCan Real Estate Investment Trust (the "**Trust**").[2] By approving this Charter, the Board confirms its responsibility for the stewardship of the Trust and its assets. This stewardship function includes responsibility for the matters set out in this Charter. The responsibilities of the Trustees described herein are pursuant to, and subject to, the Declaration of Trust and do not impose any additional responsibilities or liabilities on the Trustees at law or otherwise.

2. REVIEW OF CHARTER

The Board shall review and assess the adequacy of this Charter annually and at such other times as it considers appropriate and shall make such changes as it considers necessary or appropriate.

3. DEFINITIONS AND INTERPRETATION

3.1 **Definitions**

In this Mandate:

(a) "**Applicable Laws**" means all applicable provisions of law, domestic or foreign, including, without limitation, the *Securities Act* (Ontario) as amended, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and the applicable rules and policies of any stock exchange on which the Trust is listed;

(b) "**Board**" means the Board of Trustees of the Trust;

(c) "**Canadian Residents**" means resident Canadians for the purposes of the Declaration of Trust;

(d) "**CEO**" means the chief executive officer of the Trust;

(e) "**Chair**" means the chair of the Board;

(f) "**Charter**" means this charter, as amended from time to time;

(g) "**Declaration of Trust**" means the declaration of trust governing the Trust, as amended from time to time;

(h) "**Independent**" shall be defined as such term is defined in Applicable Laws;

(i) "**Named Executive Officer**" shall be defined as such term is defined in Applicable Laws;

(j) "**Trust**" means RioCan Real Estate Investment Trust; and

(k) "**Trustees**" means the trustees of the Trust.

---

2 Declaration of Trust – sections 3.1 and 3.2.

3.2 Interpretation

This Charter is subject to and shall be interpreted in a manner consistent with the Declaration of Trust and with any applicable legislation.

CONSTITUTION OF THE BOARD

4. ELECTION AND REMOVAL OF TRUSTEES

4.1 Number of Trustees

The Trust will have a minimum of five Trustees and a maximum of fifteen Trustees, with the number of Trustees from time to time within such range being fixed by resolution of the Trustees, provided that until otherwise so determined by resolution, the number of Trustees shall be nine.[3]

4.2 Election of Trustees

Trustees shall be elected (including the reappointment of incumbent Trustees) at each annual meeting of the Unitholders, and may be elected at a special meeting of the Unitholders, in each case to hold office, subject to Section 4.4, for a term expiring at the close of the next annual meeting of the Unitholders following such an appointment.[4]

4.3 Vacancies

A quorum of Trustees may fill a vacancy among the Trustees, to the extent permitted under the Declaration of Trust.[5]

4.4 Ceasing to Be a Trustee

A Trustee will cease to hold office when:

(a) he or she dies or resigns;

(b) he or she is removed in accordance with the provisions of the Declaration of Trust; or

(c) he or she ceases to be duly qualified to act as a Trustee as set forth in the Declaration of Trust.

5. CRITERIA FOR TRUSTEES

5.1 Qualifications of Trustees

Every Trustee shall be an individual who is at least 18 years of age, has not been determined by a court to be of unsound mind and does not have the status of bankrupt.[6]

5.2 Residency

A majority of the Trustees shall be resident Canadians.[7]

---

[3] Declaration of Trust – s. 2.1.

[4] Declaration of Trust – s. 2.2.

[5] Declaration of Trust – s. 2.6.

[6] Declaration of Trust – s. 2.3.

[7] Declaration of Trust – s. 2.3.

5.3 **Independence of Trustees**

At least a majority of the Trustees shall be Independent.

5.4 **Other Criteria**

The Board may establish other criteria for Trustees as contemplated in this Charter.

6. BOARD CHAIR

6.1 **Board to Appoint Chair**

The Board shall appoint an Independent Trustee to act as Chair.

6.2 **Chair to Be Appointed Annually**

The Board shall appoint the Chair annually at the first meeting of the Board after a meeting of the Trust's unitholders at which Trustees are elected. If the Board does not so appoint a Chair, the Trustee who is then serving as Chair shall continue as Chair until his or her successor is appointed.

7. INFORMATION, ADVICE AND REMUNERATION OF TRUSTEES AND RETAINING ADVISORS

7.1 **Remuneration**

Members of the Board and the Chair shall receive such remuneration for their service on the Board as the Board may determine from time to time, in consultation with the Human Resources and Compensation Committee of the Board.

7.2 **Retaining and Compensating Advisors**

Individual Trustees shall have the authority to retain at the expense of the Trust outside counsel and any other external advisors from time to time as appropriate with the approval of the Chair of the Board.

7.3 **Information**

The Board shall have the authority to request from management of the Trust and from other sources, such information as the Board considers necessary in order to discharge its oversight responsibilities.

MEETINGS OF THE BOARD

8. MEETINGS OF THE BOARD

8.1 **Time and Place of Meetings**

Meetings of the Board shall be called in the manner and at the location contemplated in the Declaration of Trust.[8]

8.2 **Frequency of Board Meetings**

Subject to the Declaration of Trust, the Board shall meet at least four times per year.

8 Declaration of Trust – Article VII.

8.3 Quorum

A quorum for all meetings of the Trustees shall be at least 50% of the Trustees present in person, a majority of whom shall be persons who are not officers or other employees of the Trust.[9] Any Trustee may participate in a meeting of the Trustees by means of teleconference and a Trustee so participating shall be considered to be present at that meeting.[10]

8.4 Secretary of the Meeting

The Chair shall designate from time to time a person who may, but need not, be a member of the Board, to be Secretary of any meeting of the Board.

8.5 Right to Vote

Each member of the Board shall have the right to vote on matters that come before the Board.

8.6 Invitees

The Board may invite any of the Trust's officers, employees, advisors or consultants or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board.

9. CONFLICTS OF INTEREST

9.1 Disclosure of Interest

Each Trustee shall disclose, in writing to the Trust, the nature and extent of any interest that such Trustee has in a material contract or transaction, whether made or proposed, with the Trust, if the Trustee:

(a) is a party to the contract or transaction;

(b) is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or

(c) has a material interest in a party to the contract or transaction.

9.2 Time of Disclosure

Each Trustee shall disclose such interest to the Board at the first opportunity to disclose such interest. For example, the Trustee shall disclose such interest at the meeting at which the contract or transaction is first considered or, if the Trustee becomes interested at a later time, at the first meeting after which the Trustee becomes so interested or, if an interested individual later becomes a Trustee, at the first meeting after he or she becomes a Trustee.

If a material contract or transaction, whether entered into or proposed, is one that, in the ordinary course of the Trust's business, would not require approval by the Trustees, a Trustee shall disclose, in writing to the Trust, the nature and extent of such Trustee's interest immediately after he or she becomes aware of the contract or transaction.

9.3 Voting

A Trustee required to make a disclosure under paragraph 9.2(a) above shall not vote on any resolution to approve the contract or transaction unless the contract or transaction:

---

[9] Declaration of Trust – s.7.3.

[10] Declaration of Trust – s. 7.5.

(a) relates primarily to his or her remuneration as a Trustee, officer, employee or agent of the Trust or an affiliate; or

(b) is for indemnity or insurance.

9.4 Continuing Disclosure

A Trustee may declare his or her interest in relation to a contract or transaction by a general notice to the Trustees declaring that a Trustee is to be regarded as interested, for any of the following reasons, in a contract or transaction made with a party:

(a) the Trustee is a director or officer, or an individual acting in a similar capacity, of a party referred to in paragraphs 9.1(b) and (c) above;

(b) the Trustee has a material interest in the party; or

(c) where there has been a material change in the nature of the Trustee's interest in the party.

9.5 Avoidance Standards and Unitholder Confirmation

A contract or transaction for which disclosure is required under Section 9.1 above is not invalid, and the Trustee is not accountable to the Trust or its unitholders for any profit realized from such contract or transaction, because of the Trustee's interest in the contract or transaction or because the Trustee was counted to determine whether a quorum existed at the meeting of the Board or a committee of the Board that considered the contract or transaction, if:

(a) disclosure of the interest was made as described in this Section 9, the Trustees approved the contract or transaction, and the contract or transaction was reasonable and fair to the Trust when it was approved; or

(b) the contract or transaction is approved or confirmed by special resolution at a meeting of unitholders, disclosure of the interest was made to unitholders in a manner sufficient to indicate its nature before such approval or confirmation, and the contract or transaction was reasonable and fair to the Trust when it was approved or confirmed.

10. *IN CAMERA* SESSIONS

10.1 *In Camera* Sessions of Independent Trustees

Before, during an adjournment of or following the conclusion of each meeting of the Board, the Trustees shall meet without any member of management or any Trustee who is a member of management being present and, where appropriate, without the Trustees who are not Independent being present, provided that any failure to do so shall not invalidate business transacted at a duly convened meeting of the Board.

10.2 Business Transacted at *In Camera* Sessions

The Trustees shall not transact business of the Board at an *in camera* session of Trustees.

DELEGATION OF DUTIES AND RESPONSIBILITIES

11. DELEGATION AND RELIANCE

11.1 Delegation of Powers

The Trustees may appoint from among their number one or more committees and may, subject to Applicable Laws and the Declaration of Trust, delegate to such committees any of the powers of the Trustees. The Trustees may also, subject to Applicable Laws and the Declaration of Trust, delegate such powers to such of the officers of the Trust (or to other persons as the Trustees may deem appropriate) as they, in their sole discretion, may deem necessary or desirable, and define the scope of and manner in which such powers will be exercised by such persons as they may deem appropriate, without regard to whether

such authority is normally granted or delegated by trustees, subject, however, to the overall supervision and control of the Trustees.

11.2 Requirement for Certain Committees

The Board shall establish and maintain the following committees of the Board, each having mandates that incorporate all applicable legal and stock exchange requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate:

(a) Audit Committee;

(b) Investment Committee;

(c) Nominating and Governance Committee; and

(d) Human Resources and Compensation Committee.

11.3 Composition of Committees

The Board will appoint and maintain in office members of each of its committees such that the composition of each such committee is in compliance with all applicable legal and stock exchange requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate and shall require the Nominating and Governance Committee to make recommendations to it with respect to such matters.

11.4 Review of Charters

On an annual basis, the Board will review the recommendations of the Nominating and Governance Committee with respect to the charters of each committee of the Board. The Board will approve those changes to the charters that it determines are appropriate.

11.5 Reliance on Management

The Board is entitled to rely in good faith on the information and advice provided to it by the Trust's management.

11.6 Reliance on Others

The Board is entitled to rely in good faith on information and advice provided to it by advisors, consultants and such other persons as the Board considers appropriate.

11.7 Oversight

The Board retains responsibility for oversight of any matters delegated to any Trustee(s) or any committee of the Board, to management or to other persons.

DUTIES AND RESPONSIBILITIES

12. Responsibility for Specific Matters

12.1 Responsibility for Specific Matters

The Trustees explicitly assume responsibility for the matters set out below, recognizing that these matters represent, in part, responsibilities reflected in requirements and recommendations adopted by applicable securities regulators and stock exchanges and do not limit the Trustees' responsibilities under the Declaration in Trust. The powers and authorities of the Trustees are set out in part in Schedule A to this Charter, being an extract from the Declaration of Trust.

12.2 Delegation to Committees

Whether or not specific reference is made to committees of the Board in connection with any of the matters referred to below, the Board may direct any committee of the Board to consider such matters and to report and make recommendations to the Board with respect to these matters.

13. GOVERNANCE GENERALLY

13.1 Governance Practices and Principles

The Board shall be responsible for developing the Trust's approach to governance, including, if deemed appropriate, a set of governance principles and guidelines that are specifically applicable to the Trust.

13.2 Governance Disclosure

Approval of Disclosure. The Board shall approve disclosure about the Trust's governance practices in any document before it is delivered to the Trust's unitholders or filed with applicable securities regulators or with the stock exchanges.

Determination that Differences Are Appropriate. If the Trust's governance practices differ from those recommended by applicable securities regulators or the stock exchanges, the Board shall consider these differences and why the Board considers them to be appropriate.

13.3 Delegation to Nominating and Governance Committee

The Board may direct the Nominating and Governance Committee to consider the matters contemplated in this Section 13 and to report and make recommendations to the Board with respect to these matters.

14. RESPONSIBILITIES RELATING TO MANAGEMENT

14.1 Integrity of Management

The Board shall, to the extent feasible, reasonably satisfy itself:

(a) as to the integrity of the CEO and other executive officers of the Trust; and

(b) that the CEO and other executive officers of the Trust create a culture of integrity throughout the organization.

14.2 Succession Planning

The Board shall be responsible for succession planning, including appointing, training and monitoring senior management. In discharging this responsibility, the Board may:

(a) consider recommendations of the Nominating and Governance Committee; and

(b) consider recommendations of management and review and approve (as appropriate) succession plans developed by the CEO for senior management positions.

14.3 Executive Compensation Policy

(a) Board Approval. The Board shall approve the compensation of the Named Executive Officers.

(b) Delegation to Human Resources and Compensation Committee. The Board may direct the Human Resources and Compensation Committee to consider the matters contemplated in this Section 14.3 and to report and make recommendations to the Board with respect to these matters.

15. <u>OVERSIGHT OF THE MANAGEMENT OF THE TRUST</u>

15.1 **Risk Management**

Taking into account the reports of management and such other persons as the Board may consider appropriate, the Board shall identify the principal risks of the Trust's business and satisfy itself as to the implementation of appropriate systems to manage these risks.

15.2 **Strategic Planning Process**

The Board shall adopt a strategic planning process and shall approve, on at least an annual basis, a strategic plan that takes into account, among other things, the opportunities and risks of the Trust's business.

15.3 **Internal Control and Management Information Systems**

The Board shall review the reports of management and the Audit Committee concerning the adequacy of the Trust's internal control and management information systems. Where appropriate, the Board shall require management and the Audit Committee to implement changes to such systems to ensure adequacy of such systems.

15.4 **Related Party Transactions**

The Board shall approve all transactions or agreements in which the Trust is involved or that the Trust proposes to enter into in respect of which a Trustee or a member of senior management has a material interest.

15.5 **Communications Policies**

The Board shall review and, if determined appropriate, approve a disclosure policy and such other policies as may be necessary or desirable for communicating with unitholders, the investment community, the media, governments and their agencies, employees and the general public. All publicly disseminated materials of the Trust shall provide for a mechanism for feedback of stakeholders. Persons designated to receive such information shall be required to provide a report summarizing feedback from stakeholders to the Trustees on a semi-annual basis or at such other more frequent intervals as the Trustees require. The Board shall consider, among other things, the recommendations of management and the Nominating and Governance Committee with respect to such policies.

15.6 **Whistleblower Policy**

The Board will review and approve a whistleblower policy for the Trust. In adopting the whistleblower policy, the Board will consider the recommendations of the Audit Committee concerning its compliance with applicable legal and stock exchange requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

15.7 **Financial Statements**

The Board shall review the recommendation of the Audit Committee with respect to the annual financial statements of the Trust to be delivered to unitholders. If satisfactory, the Board shall approve such financial statements. If the Board has not delegated the approval of interim financial statements to the Audit Committee, the Board shall also review the recommendation of the Audit Committee with respect to the interim financial statements or other material financial disclosure of the Trust prior to its release to the public and, if satisfactory, shall approve such financial statements or other material financial disclosure.

15.8 **Code of Business Conduct and Ethics**

The Board will review and approve a Code of Business Conduct and Ethics for the Trust. In adopting this Code, the Board will consider the recommendations of the Nominating and Governance Committee concerning its compliance with applicable legal and stock exchange requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

15.9 Compliance and Disclosure

The Board will direct the Nominating and Governance Committee to monitor compliance with the Code of Business Conduct and Ethics and recommend disclosures with respect thereto. The Board will consider any report of the Nominating and Governance Committee concerning these matters, and will approve, if determined appropriate, the disclosure of the Code of Business Conduct and Ethics and of any waiver granted to a Trustee or member of senior management of the Trust from complying with the Code of Business Conduct and Ethics.

15.10 Legal Counsel

The Board shall approve any change in the Trust's regular legal counsel and any retention by the Trust or of other counsel as lead counsel for material transactions or matters.

16. NOMINATION OF TRUSTEES

16.1 Nomination and Appointment of Trustees

(a) The Board shall nominate individuals for election as Trustees by the unitholders and shall require the Nominating and Governance Committee to make recommendations to it with respect to such nominations.

(b) In selecting candidates for nomination as Trustees, the Board shall:

(i) consider what competencies and skills the Board, as a whole, should possess;

(ii) assess what competencies and skills each existing and proposed new Trustee possesses; and

(iii) consider whether each nominee can devote sufficient time and resources to his or her duties as a Trustee.

(c) The Board shall consider recommendations made to it by the Nominating and Governance Committee with respect to the size and composition of the Board.

17. BOARD EFFECTIVENESS

17.1 Position Descriptions

The Board shall review and, if determined appropriate, approve the recommendations of the Nominating and Governance Committee concerning formal position descriptions for:

(a) the Chair of the Board and for each committee of the Board, and

(b) the CEO,

provided that in approving a position description for the CEO, the Board shall consider the input of the CEO and shall develop and approve goals and objectives that the CEO is responsible for meeting (which may include goals and objectives relevant to the CEO's compensation, as recommended by the Human Resources and Compensation Committee).

17.2 Trustee Orientation and Continuing Education

The Board shall review and, if determined appropriate, approve the recommendations of the Nominating and Governance Committee concerning:

(a) orientation for new Trustees; and

(b) continuing education for all Trustees.

17.3 Board, Committee and Trustee Assessments

The Board shall review and, if determined appropriate, adopt a process recommended by the Nominating and Governance Committee to:

(a) consider the required competencies and skills the Board as a whole should possess;

(b) consider the appropriate Board size;

(c) assess the performance and effectiveness of the Board;

(d) assess the effectiveness of each Committee; and

(e) assess the contribution and competencies of each Trustee.

18. REGULAR ASSESSMENT OF THE BOARD

The Board shall assess its performance and effectiveness on a regular basis in accordance with the process established by the Nominating and Governance Committee.

19. POLICY OF PRACTICES FOR TRUSTEES

Trustees are expected to carry out their duties in accordance with the Policy of Practices for Trustees set out in Schedule B to this Charter.

February 7, 2006.

SCHEDULE B

POLICY OF PRACTICES FOR TRUSTEES

Attendance at Meetings

Each Trustee is expected to maintain a very high record of attendance at meetings of the Board of Trustees, and at meetings of each committee on which the Trustee sits. A Trustee is expected to:

(a) advise the Chair as to planned attendance at Board and committee meetings shortly after meeting schedules for the year have been distributed;

(b) advise the Chair as soon as possible after becoming aware that he or she will not be able to attend a meeting; and

(c) attend a meeting by telephone conference if unable to attend in person.

Preparation for Meetings

Trustees are expected to carefully review and consider the materials distributed in advance of a meeting of the Board of Trustees or a committee of the Board of Trustees. Trustees are also encouraged to contact the Chair, the Chief Executive Officer and any other appropriate officers to ask questions and discuss agenda items prior to meetings.

Conduct at Meetings

Trustees are expected to ask questions and participate in discussions at meetings, and to contribute relevant insights and experience. In discussions at meetings, a Trustee should:

(a) be candid and forthright;

(b) not be reluctant to express views contrary to those of the majority; and

(c) be courteous to and respectful of other Trustees and guests in attendance.

Knowledge of the Trust's Business

Trustees are expected to be knowledgeable with respect to the various fields and divisions of business. Although management has a duty to keep the Board of Trustees informed about developments in the Trust's business, Trustees have a primary duty of care and diligence, which includes a duty of inquiry. Trustees should:

- ask questions of management and other trustees, at meetings and otherwise, to increase their knowledge of the business of the Trust;
- educate themselves with the risks and challenges facing the business of the Trust;
- read all internal memoranda and other documents circulated to the Trustees, and all reports and other documents issued by the Trust for external purposes;
- insist on receiving adequate information from management with respect to a proposal before Board approval is requested; and
- familiarize themselves with the legal and regulatory framework within which the Trust manages its assets.

Personal Conduct

Trustees are expected to:

(a) exhibit high standards of personal integrity, honesty and loyalty to the Trust;

(b) project a positive image of the Trust to news media, the financial community, governments and their agencies, unitholders and employees;

(c) be willing to contribute extra efforts, from time to time as may be necessary including, among other things, being willing to serve on committees of the Board; and

(d) disclose any potential conflict of interest that may arise with the business or affairs of the Trust and, generally, avoid entering into situations where such conflicts could arise or could reasonably be perceived to arise.

APPENDIX "B"

RESOLUTION TO AMEND THE DECLARATION OF TRUST

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. Section 1.1 of the Declaration of Trust is hereby amended by:

   (i) inserting the following: "Distributions" means the income of the Trust to be distributed to unitholders in accordance with Article IX; and

   (ii) deleting the following: "net realized capital gains of the Trust shall have the meaning ascribed to such term in section 9.1(2)".

2. Section 9.1 of the Declaration of Trust is deleted in its entirety and is replaced with the following:

   "Income of the Trust to be distributed to Unitholders on each Distribution Date (the "Distributions") shall be determined by the Trustees and computed on each Distribution Date for the calendar month ending on the Distribution Date or, if the Distribution Date does not coincide with the last day of a calendar month, for the last calendar month ended immediately preceding the Distribution Date."

3. Section 9.2 of the Declaration of Trust is hereby amended by:

   (i) deleting the heading thereto and replacing it with "Distributions Payable";

   (ii) deleting the first paragraph;

   (iii) deleting the following from the second paragraph: "In each year, at least 80% of the Distributable Income of the Trust," and replacing it with the following: "On each Distribution Date specified herein which may be determined by the Trustees, the Distributions determined and";

   (iv) deleting the reference to "9.1(1)" in the second paragraph and replacing it with "9.1"; and

   (v) deleting the following from the fourth paragraph: "(whether in respect of the income of the Trust, the net realized capital gains of the Trust, or otherwise)".

4. the Declaration of Trust is hereby further amended to the extent necessary to reflect and give effect to the foregoing; and

5. any trustee or officer of the Trust is hereby authorized, for and on behalf of the Trust, to execute, and, if appropriate, deliver all documents and instruments and to do all other things as in the opinion of such trustee or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of such action.

Capitalized terms used in this resolution have the meanings ascribed thereto in the management information circular accompanying the Notice of Meeting and to which this resolution is attached.

Form 52-109F1 - Certification of Annual Filings

I, Edward Sonshine, President and Chief Executive Officer of RioCan Real Estate Investment Trust ("RioCan"), certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of RioCan (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 22, 2007

"Edward Sonshine"

Edward Sonshine, Q.C.
President and Chief Executive Officer

Form 52-109F1 - Certification of Annual Filings

I, Robert Wolf, Vice President and Chief Financial Officer of RioCan Real Estate Investment Trust ("RioCan"), certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of RioCan (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 22, 2007

"Robert Wolf"

Robert Wolf
Vice President and Chief Financial Officer

RIOCAN REAL ESTATE INVESTMENT TRUST

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "**Meeting**") of the unitholders of RioCan Real Estate Investment Trust (the "**Trust**") will be held in the Scotiabank Theatre (formerly known as Paramount Toronto) located at 259 Richmond Street West, Toronto, Ontario on Tuesday, the 15th day of May, 2007 at the hour of 11:00 a.m. (Toronto time) and by webcast at the following URL: https://riocan.com/_bin/presentations/webcast.cfm for the following purposes:

1. **TO RECEIVE** the financial statements of the Trust for the year ended December 31, 2006, together with the report of the auditors thereon;

2. **TO ELECT** members of the Board of Trustees of the Trust;

3. **TO APPOINT** auditors and authorize the Board of Trustees of the Trust to fix the remuneration of the auditors;

4. **TO CONSIDER** and, if thought advisable, to pass a resolution in the form set forth in Appendix "B" of the annexed information circular, authorizing certain amendments to the Trust's Declaration of Trust; and

5. **TO TRANSACT** such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

A unitholder of the Trust wishing to be represented by proxy at the Meeting or any adjournment thereof must have deposited his or her duly executed form of proxy not later than 5:00 p.m. (Toronto time) on May 11, 2007 or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned meeting, at the offices of Proxy Department, CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1 or fax it to CIBC Mellon Trust Company Proxy Department (416) 368-2502. In the alternative, you may deliver it to the chair of the Meeting prior to its commencement. A form of proxy solicited by management of the Trust in respect of the Meeting is enclosed herewith. Unitholders of the Trust who are unable to be present personally at the Meeting are requested to sign and return (in the envelope provided for that purpose) such form of proxy.

Only holders of units of the Trust of record at the close of business on March 19, 2007 (the "**Record Date**") will be entitled to vote at the Meeting, even though they have since that date disposed of their Units, and, except as otherwise determined from time to time by Trustees, no unitholder becoming such after the Record Date will be entitled to receive notice of and vote at such Meeting or any adjournment thereof or to receive such distribution or to be treated as a unitholder of record for purposes of such other action.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 19th day of March, 2007.

BY ORDER OF THE BOARD OF TRUSTEES of
RioCan Real Estate Investment Trust

"Paul Godfrey"

PAUL GODFREY
Chairman

RIOCAN REAL ESTATE INVESTMENT TRUST

INSTRUCTIONS

This form of proxy is being solicited by management and will be used in connection with the annual and special meeting (the "Meeting") of the unitholders of RioCan Real Estate Investment Trust ("RioCan REIT") to be held on May 15, 2007 in the Scotiabank Theatre (formerly known as Paramount Toronto) located at 259 Richmond Street West, Toronto, Ontario at 11:00 a.m. (Toronto time) and by webcast at the following URL: https://riocan.com/_bin/presentations/webcast.cfm.

Please date and sign this form of proxy and return it in the enclosed envelope addressed to Proxy Department, CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M1S OA1 or fax it to CIBC Mellon Trust Company Proxy Department (416) 368-2502 so that it is received before the close of business (Toronto time) on Friday, May 11, 2007. In the alternative, you may deliver it to the chairman of the Meeting prior to its commencement. If you are planning to attend the Meeting to vote in person, please bring this proxy as it will assist in your registration.

Unitholders have the right to appoint a person to represent them at the Meeting other than the proxyholder designated below and may exercise such right by inserting the name of their nominee in the blank space provided below for that purpose.

PROXY

The undersigned unitholder of RioCan REIT hereby appoints EDWARD SONSHINE, Q.C. or, failing him, ROBERT WOLF (or instead of either of them ....), as proxy of the undersigned to attend and vote at the Meeting and at any adjournment thereof, upon the following matters:

1. **FOR** ☐ **or WITHHOLD FROM VOTING ON** ☐ or, if no specification is made, **FOR**, the election as trustees of RioCan REIT of the 8 nominees named in the management information circular accompanying this form of proxy;

2. **FOR** ☐ **or WITHHOLD FROM VOTING ON** ☐ or, if no specification is made, **FOR**, the re-appointment of Ernst & Young LLP as auditors of RioCan REIT and authorization of RioCan REIT's board of trustees to fix the auditors' remuneration; and

3. **FOR** ☐ **or AGAINST** ☐ or, if no specification is made, **FOR**, the resolution authorizing certain amendments to RioCan REIT's Declaration of Trust, the full text of which is set out in Appendix "B" attached to the management information circular accompanying this form of proxy.

DATED this ______ day of ________________________, 2007.

Signature of Unitholder ________________________________

NOTES:

(1) If this proxy is completed and submitted in favour of the persons designated in the printed portion above, the proxyholder will vote in favour of the resolutions described in the above items on any ballot that may be called in respect of the same unless the proxy otherwise specifies, in which case the specified instructions will be followed.

(2) This proxy should be completed, signed and dated by holders of units. If this proxy is not dated in the space provided, it will be deemed to bear the date on which it was mailed to you by management.

(3) Please see the management information circular that accompanies and forms part of the Notice of Meeting for a full explanation of the rights of unitholders regarding completion and use of this proxy and other information pertaining to the Meeting.

END